Exhibit 99.1

Execution Version

SILVERCORP METALS INC.

and

COMPUTERSHARE TRUST COMPANY, N.A.

as Trustee

INDENTURE

Dated as of November 25, 2024

4.75% Convertible Senior Notes due 2029

i

Exhibits

Appendix A	Provisions Relating to the Notes

Exhibit A	Form of Notes

INDENTURE dated as of November 25, 2024 between SILVERCORP METALS INC., a corporation organized and existing under the laws of British Columbia, as issuer (the “Company,” as more fully set forth in Section 1.01), and COMPUTERSHARE TRUST COMPANY, N.A., a federal savings bank duly organized and existing under the laws of the United States, as trustee (the “Trustee,” as more fully set forth in Section 1.01).

W I T N E S S E T H:

WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issuance of its 4.75% Convertible Senior Notes due 2029, initially in an aggregate principal amount not to exceed $150,000,000 (the “Initial Notes”), and in order to provide the terms and conditions upon which the Notes are to be authenticated, issued and delivered, the Company has duly authorized the execution and delivery of this Indenture; and

WHEREAS, the Form of Note, the certificate of authentication to be borne by each Note, the Form of Notice of Conversion, the Form of Fundamental Change Repurchase Notice and the Form of Assignment and Transfer to be borne by the Notes are to be substantially in the forms hereinafter provided; and,

WHEREAS, all acts and things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee or a duly authorized authenticating agent, as in this Indenture provided, the valid, binding and legal obligations of the Company, and this Indenture a valid agreement according to its terms, have been done and performed, and the execution of this Indenture and the issuance hereunder of the Notes have in all respects been duly authorized.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

That in order to declare the terms and conditions upon which the Notes are, and are to be, authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Notes by the Holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective Holders from time to time of the Notes (except as otherwise provided below), as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. The terms defined in this Section 1.01 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.01. The words “herein,” “hereof,” “hereunder” and words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision. The terms defined in this Article include the plural as well as the singular.

“Additional Amounts” shall have the meaning specified in Section 2.11(a).

“Additional Interest” means all amounts, if any, payable pursuant to Section 4.06(d) and Section 6.03, as applicable.

“Additional Shares” shall have the meaning specified in Section 14.03(a).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. Notwithstanding anything to the contrary herein, the determination of whether one Person is an “Affiliate” of another Person for purposes of this Indenture shall be made based on the facts at the time such determination is made or required to be made, as the case may be, hereunder.

“Bankruptcy and Insolvency Act (Canada)” means the Bankruptcy and Insolvency Act (Canada), as amended, and the rules and regulations promulgated thereunder.

“Bankruptcy Law” means Title 11 of the U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other Federal, state or provincial law or the law of any other jurisdiction relating to bankruptcy, insolvency, winding up, liquidation, reorganization or the relief of debtors.

“Bid Solicitation Agent” means the Person who is required to obtain bids for the Trading Price in accordance with Section 14.01(b)(i) and the definition of “Trading Price.” The initial Bid Solicitation Agent shall be the Company; provided, however, that the Company may appoint any other Person (including any of the Company’s Subsidiaries) to be the Bid Solicitation Agent at any time after the date hereof without prior notice.

“Board of Directors” means the board of directors of the Company or a committee of such board duly authorized to act for it hereunder.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors, and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means, with respect to any Note, any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed or banking institutions in New York City, Toronto or Vancouver, B.C. or the location of the corporate trust office of the Trustee are authorized or required by law or executive order to close or be closed.

“Canadian Dollars” and “C$” mean Canadian dollars or other equivalent units in such coin or currency of Canada that is legal tender for the payment of public and private debts at the time of payment.

“Cash Settlement” shall have the meaning specified in Section 14.02(a).

“Clause A Distribution” shall have the meaning specified in Section 14.04(c).

“Clause B Distribution” shall have the meaning specified in Section 14.04(c).

“Clause C Distribution” shall have the meaning specified in Section 14.04(c).

“close of business” means 5:00 p.m. (New York City time).

“Combination Settlement” shall have the meaning specified in Section 14.02(a).

“Commission” means the U.S. Securities and Exchange Commission.

“Common Equity” of any Person means shares or capital stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that shall control the management or policies of such Person.

“Companies’ Creditors Arrangement Act (Canada)” means the Companies’ Creditors Arrangement Act (Canada), as amended, and the rules and regulations promulgated thereunder.

“Company” shall have the meaning specified in the first paragraph of this Indenture, and subject to the provisions of Article 11, shall include its successors and assigns.

“Company Order” means a written order of the Company signed by any of its Officers and delivered to the Trustee.

“Conversion Agent” shall have the meaning specified in Section 4.02.

“Conversion Date” shall have the meaning specified in Section 14.02(c).

“Conversion Obligation” shall have the meaning specified in Section 14.01(a).

“Conversion Price” means as of any time, $1,000, divided by the Conversion Rate as of such time.

“Conversion Rate” shall have the meaning specified in Section 14.01(a).

“Corporate Trust Office” means the designated office of the Trustee at which at any time its corporate trust business shall be administered, which office at the date hereof is located at 1505 Energy Park Drive, St. Paul, MN. 55108,, or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the designated corporate trust office of any successor trustee (or such other address as such successor trustee may designate from time to time by notice to the Holders and the Company).

“Custodian” means the Trustee, as custodian for DTC, with respect to the Global Notes, or any successor entity thereto.

“Daily Conversion Value” means, for each of the 50 consecutive Trading Days during the Observation Period, 1/50th of the product of (a) the Conversion Rate on such Trading Day and (b) the Daily VWAP for such Trading Day.

“Daily Measurement Value” means the Specified Dollar Amount (if any), divided by 50.

“Daily Settlement Amount,” for each of the 50 consecutive Trading Days during the Observation Period, shall consist of:

(a) cash in an amount equal to the lesser of (i) the Daily Measurement Value and (ii) the Daily Conversion Value on such Trading Day; and

(b) if the Daily Conversion Value on such Trading Day exceeds the Daily Measurement Value, a number of Shares equal to (i) the difference between the Daily Conversion Value and the Daily Measurement Value, divided by (ii) the Daily VWAP for such Trading Day.

“Daily VWAP” means, for each of the 50 consecutive Trading Days during the relevant Observation Period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “SVM <EQUITY> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume- weighted average price is unavailable, the market value of one Share on such Trading Day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Company). The “Daily VWAP” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours. The Daily VWAP for any Trading Day shall be expressed in U.S. dollars and, if expressed in a different currency for such trading day as determined above, shall be translated by the Company to U.S. dollars at the Prevailing Exchange Rate on such Trading Day.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Defaulted Amounts” means any amounts on any Note (including, without limitation, the Redemption Price, the Fundamental Change Repurchase Price, principal and premium, if any, and interest) that are payable but are not punctually paid or duly provided for.

“Definitive Notes” means permanent certificated Notes in registered form issued in denominations of $1,000 principal amount and integral multiples thereof.

“Depositary” means, with respect to each Global Note, the Person specified in Section 2.05(c) as the Depositary with respect to such Notes, until a successor shall have been appointed and become such pursuant to the applicable provisions of this Indenture, and thereafter, “Depositary” shall mean or include such successor.

“Distributed Property” shall have the meaning specified in Section 14.04(c).

“Dividend Threshold Amount” shall have the meaning specified in Section 14.04(d).

“DTC” means The Depository Trust Company.

“Effective Date” shall have the meaning specified in Section 14.03(c), except that, as used in Section 14.04 and Section 14.05, “Effective Date” means the first date on which Shares trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share split or share consolidation, as applicable. For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of the Shares under a separate ticker symbol or CUSIP number shall not be considered “regular way” for this purpose.

“Event of Default” shall have the meaning specified in Section 6.01.

“Ex-Dividend Date” means the first date on which the Shares trade on (w) on the TSX, (x) if the Shares are not so listed, on the principal U.S. national securities exchange on which the Shares are then listed, (y) if the Shares are not so listed, on the principal U.S. or Canadian regional securities exchange on which the Shares are then listed, or (z) if the Shares are not so listed, on the principal other market on which the Shares are then traded, in each case, regular way, without the right to receive the issuance, dividend or distribution in question, from the Company or, if applicable, from the seller of the Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market. For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of the Shares under a separate ticker symbol or CUSIP number shall not be considered “regular way” for this purpose.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FATCA” shall have the meaning specified in Section 2.11(a).

“Form of Assignment and Transfer” means the “Form of Assignment and Transfer” attached as Attachment 3 to the Form of Note attached hereto as Exhibit A.

“Form of Fundamental Change Repurchase Notice” means the “Form of Fundamental Change Repurchase Notice” attached as Attachment 2 to the Form of Note attached hereto as Exhibit A.

“Form of Note” means the “Form of Note” attached hereto as Exhibit A.

“Form of Notice of Conversion” means the “Form of Notice of Conversion” attached as Attachment 1 to the Form of Note attached hereto as Exhibit A.

“Free Conversion Date” means September 15, 2029.

“Fundamental Change” shall be deemed to have occurred at the time after the Notes are originally issued if any of the following occurs:

(a) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act (determined as if such Section applied to the Company and the Shares) other than the Company, its direct or indirect Wholly-Owned Subsidiaries and its and their employee benefit plans has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act (determined as if such Rule applied to the Company and the Shares), of the Shares representing more than 50% of the combined voting power of the Shares, provided, that no person or group shall be deemed to be the beneficial owner of any securities tendered pursuant to a tender or exchange offer or a take-over bid (as defined under Canadian securities laws) made by or on behalf of such “person” or “group” until such tendered securities are accepted for purchase or exchange under such offer;

(b) the consummation of (A) any recapitalization, reclassification or change of the Shares (other than a change in par value (or from no par value to par value) or changes resulting from a subdivision or consolidation) as a result of which the Shares would be converted into, or exchanged for, shares, other securities, other property or assets; (B) any share exchange, consolidation, amalgamation, arrangement or merger of the Company pursuant to which the Shares shall be converted into cash, securities or other property or assets; or (C) any sale, conveyance, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any person other than one or more of the Company’s direct or indirect Wholly-Owned Subsidiaries; provided, however, that a transaction described in clause (A) or (B) in which the holders of the Shares immediately prior to such transaction own, directly or indirectly, more than 50% of the economic or voting power of all classes of Common Equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction in substantially the same proportions (relative to each other) as such ownership immediately prior to such transaction shall not be a Fundamental Change pursuant to this clause (b); or

(c) the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company;

provided, however, that a transaction or transactions described in clause (b) above shall not constitute a Fundamental Change, if at least 90% of the consideration received or to be received by holders of the Shares, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights, in connection with such transaction or transactions consists of capital stock that are listed or quoted on any of the NYSE American, the TSX, The New York Stock Exchange, The Nasdaq Global Select Market, The Nasdaq Global Market or The Nasdaq Capital Market (or any of their respective successors) or shall be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions the Notes become convertible into such consideration, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights (subject to the provisions of Section 14.02(a)).

If any transaction in which the Shares are replaced by the capital stock of another entity occurs, following completion of any related Make-Whole Fundamental Change Period (or, in the case of a transaction that would have been a Fundamental Change or a Make-Whole Fundamental Change but for the proviso immediately following clause (c) of this definition, following the Effective Date of such transaction), references to the Company in this definition shall instead be references to such other entity.

For purposes of this definition of Fundamental Change, any transaction that constitutes a Fundamental Change pursuant to both clause (a) and clause (b) (excluding the proviso to such clause (b)) shall be deemed to be a Fundamental Change solely under clause (b) of such definition (subject to such proviso).

“Fundamental Change Company Notice” shall have the meaning specified in Section 15.02(c).

“Fundamental Change Repurchase Date” shall have the meaning specified in Section 15.02(a).

“Fundamental Change Repurchase Notice” shall have the meaning specified in Section 15.02(c)(i).

“Fundamental Change Repurchase Price” shall have the meaning specified in Section 15.02(a).

The terms “given,” “mailed,” “notify” or “sent” with respect to any notice to be given to a Holder pursuant to this Indenture, shall mean notice given to the Depositary (or its designee) pursuant to the standing instructions from the Depositary or its designee, including by electronic mail in accordance with accepted practices or procedures at the Depositary (in the case of a Global Note) or (y) mailed to such Holder by first class mail, postage prepaid, at its address as it appears on the Note Register (in the case of a Definitive Note), in each case, in accordance with Section 18.03. Notice so “given” shall be deemed to include any notice to be “mailed” or “delivered,” as applicable, under this Indenture.

“Global Note” shall have the meaning specified in Section 2.05(b).

“Holder,” as applied to any Note, or other similar terms (but excluding the term “beneficial holder” or “beneficial owner”), means any Person in whose name at the time a particular Note is registered on the Note Register.

“Income Tax Act (Canada)” means the Income Tax Act (Canada), as amended, and the rules and regulations promulgated thereunder.

“Indenture” means this instrument as originally executed or, if amended or supplemented as herein provided, as so amended or supplemented.

“Ineligible Consideration” shall have the meaning specified in Section 14.01(c).

“Initial Notes” shall have the meaning specified in the first paragraph of the recitals of this Indenture.

“Initial Purchasers” means the initial purchasers listed in Schedule I of the Purchase Agreement.

“Interest Act (Canada)” means the Interest Act (Canada), as amended, and the rules and regulations promulgated thereunder.

“Interest Payment Date” means each June 15 and December 15 of each year, beginning on June 15, 2025.

“Judgment Currency” shall have the meaning specified in Section 18.17.

“Last Reported Sale Price” of the Shares on any date means the closing sale price per Share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the NYSE American. If the Shares are not so listed, the “Last Reported Sale Price” shall be the closing sale price per Share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. national securities exchange on which the Shares are listed for trading, or if not then listed for trading on a U.S. national securities exchange, on the principal Canadian national securities exchange on which the Shares are listed for trading, if any. If the Shares are not listed for trading on a U.S. national securities exchange or a Canadian national securities exchange on the relevant date, the “Last Reported Sale Price” shall be the last quoted bid price for the Shares in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If the Shares are not so quoted, the “Last Reported Sale Price” shall be the average of the mid-point of the last bid and ask prices for the Shares on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose. Any price of the Shares (or such other security) not in U.S. Dollars shall be converted into U.S. Dollars by the Company at the Prevailing Exchange Rate on such Trading Day. The “Last Reported Sale Price” shall be determined by the Company, except to the extent otherwise specified in this definition.

“Make-Whole Fundamental Change” means any transaction or event that constitutes a Fundamental Change (as defined above and determined after giving effect to any exceptions to or exclusions from such definition, but without regard to the proviso in clause (b) of the definition thereof).

“Make-Whole Fundamental Change Period” shall have the meaning specified in Section 14.03(a).

“Market Disruption Event” means (a) a failure by the NYSE American or, if the Shares are not then listed for trading on the NYSE American, the principal U.S. national securities exchange on which the Shares are listed for trading or, if the Shares are not then listed for trading on a U.S. national securities exchange, on the principal Canadian national securities exchange on which the Shares are listed for trading, if any, or, if the Shares are not then listed for trading on a U.S. national securities exchange or a Canadian national securities exchange, on which shares are listed or admitted for trading to open for trading during its regular trading session or (b) the occurrence or existence prior to 1:00 p.m., New York City time, on any Scheduled Trading Day for the Shares for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the Shares or in any options contracts or futures contracts relating to the Shares.

“Maturity Date” means December 15, 2029.

“Measurement Period” shall have the meaning specified in Section 14.01(a).

“Merger Event” shall have the meaning specified in Section 14.07(a).

“Notes” means the Initial Notes and more particularly means any Note authenticated and delivered under this Indenture. For all purposes of this Indenture, the term “Notes” shall also include Notes to be issued or authenticated upon transfer, replacement or exchange of Notes in accordance with this Indenture.

“Note Register” shall have the meaning specified in Section 2.05(a).

“Note Registrar” shall have the meaning specified in Section 2.05(a).

“Notice of Conversion” shall have the meaning specified in Section 14.02(b).

“Notice of Optional Redemption” shall have the meaning specified in Section 17.02(a).

“Notice of Tax Redemption” shall have the meaning specified in Section 16.02(a).

“Observation Period” with respect to any Note surrendered for conversion means: (i) subject to clause (ii), if the relevant Conversion Date occurs prior to the Free Conversion Date, the 50 consecutive Trading Day period beginning on, and including, the second Trading Day immediately succeeding such Conversion Date; (ii) with respect to any Notes called for Redemption, if the relevant Conversion Date occurs during a Redemption Period, the 50 consecutive Trading Days beginning on, and including, the 51st Scheduled Trading Day immediately preceding such Redemption Date; and (iii) subject to clause (ii), if the relevant Conversion Date occurs on or after the Free Conversion Date, the 50 consecutive Trading Days beginning on, and including, the 51st Scheduled Trading Day immediately preceding the Maturity Date.

“Offering Memorandum” means the offering memorandum dated November 20, 2024, relating to the offering and sale of the Notes.

“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Operating Officer, the Chief Legal Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, any Vice President or any other person appointed as an officer of such Person.

“Officer’s Certificate,” when used with respect to the Company, means a certificate that is delivered to the Trustee and that is signed by any Officer of the Company, without personal liability. Each such certificate shall include the statements provided for in Section 18.05 if and to the extent required by the provisions of such Section.

“open of business” means 9:00 a.m. (New York City time).

“Opinion of Counsel” means an opinion in writing signed by legal counsel, who may be an employee of or counsel to the Company, or other counsel who is reasonably acceptable to the Trustee, which opinion may contain customary exceptions and qualifications as to the matters set forth therein, that is delivered to the Trustee. Each such opinion shall include the statements provided for in Section 18.05 if and to the extent required by the provisions of such Section 18.05.

“Optional Redemption” shall have the meaning specified in Section 17.01.

“Optional Redemption Date” shall have the meaning specified in Section 17.02(a).

“Optional Redemption Notice Date” shall have the meaning specified in Section 17.01.

“outstanding,” when used with reference to Notes, shall, subject to the provisions of Section 8.04, mean, as of any particular time, all Notes authenticated and delivered by the Trustee under this Indenture, except:

(a) Notes theretofore cancelled by the Trustee or accepted by the Trustee for cancellation;

(b) Notes, or portions thereof, that have become due and payable and in respect of which monies in the necessary amount shall have been deposited in trust with the Trustee or with any Paying Agent (other than the Company) or shall have been set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent);

(c) Notes that have been paid pursuant to Section 2.06 or Notes in lieu of which, or in substitution for which, other Notes shall have been authenticated and delivered pursuant to the terms of Section 2.06 unless proof satisfactory to the Trustee is presented that any such Notes are held by protected purchasers in due course;

(d) Notes converted pursuant to Article 14 and required to be cancelled pursuant to Section 2.08;

(e) Notes repurchased by the Company pursuant to Section 2.10; and

(f) Notes redeemed pursuant to Article 16 or Article 17.

“Partial Redemption Limitation” shall have the meaning in Section 17.02(d).

“Participant” means, with respect to the Depositary or CDS, a Person who has an account with the Depositary or with CDS, respectively (and, with respect to DTC, shall include CDS).

“Paying Agent” shall have the meaning specified in Section 4.02.

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.

“Physical Settlement” shall have the meaning specified in Section 14.02(a).

“Predecessor Note” of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 2.06 in lieu of or in exchange for a mutilated, lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note that it replaces.

“Prevailing Exchange Rate” means, for purposes of translating, as of any date, any amount in Canadian dollars or any other non-U.S. currency to U.S. dollars, the spot mid-rate of exchange between such currencies prevailing as of 4:00 p.m., New York City time, on such date, as displayed on, or derived from, Bloomberg page “BFIX” (or, if such page is not available, its equivalent successor page) in respect of such currencies. If such rate cannot be determined as provided in the immediately preceding sentence on such date (which, for the purpose of this definition, shall be deemed to be the “affected day”), then the Prevailing Exchange Rate for such date shall be determined mutatis mutandis but with respect to the immediately preceding day on which such rate can be so determined; provided, however, that, if such immediately preceding day is before the fifth day before such affected day, or, if such rate cannot be so determined, then the Prevailing Exchange Rate shall be determined in such other manner as prescribed in good faith by the Company. The Prevailing Exchange Rate shall be determined by the Company, except to the extent otherwise specified in this definition.

“Purchase Agreement” means that certain Purchase Agreement, dated as of November 20, 2024, as amended, among the Company and BMO Capital Markets Corp., as representative of the several Initial Purchasers.

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Shares (or such other security) are exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of Shares (or such other security) entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors, statute, contract or otherwise).

“Redemption” means a Tax Redemption or an Optional Redemption, as the case may be, pursuant to this Indenture.

“Redemption Date” means the Tax Redemption Date or Optional Redemption Date, as applicable.

“Redemption Notice” means a Notice of Tax Redemption or Notice of Optional Redemption, as the case may be, pursuant to this Indenture.

“Redemption Notice Date” means any Tax Redemption Notice Date or Optional Redemption Notice Date, as the case may be, pursuant to this Indenture.

“Redemption Period” means the period from, and including, the relevant Tax Redemption Notice Date until the close of business on the Scheduled Trading Date immediately preceding the related Tax Redemption Date.

“Redemption Price” means, for any Notes to be redeemed pursuant to Section 16.01 or Section 17.01, 100% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date (unless the Redemption Date falls after a Regular Record Date but on or prior to the immediately succeeding Interest Payment Date, in which case interest accrued to the Redemption Date shall be paid by the Company to Holders of record of such Notes as of the close of business on such Regular Record Date, and the Redemption Price shall be equal to 100% of the principal amount of such Notes).

“Reference Property” shall have the meaning specified in Section 14.07(a).

“Regular Record Date,” with respect to any Interest Payment Date, means the April 1 or October 1 (whether or not such day is a Business Day) immediately preceding the applicable April 15 or October 15 Interest Payment Date, respectively.

“Relevant date” means, with respect to any payment or delivery due from the Company, whichever is the later of (i) the date on which such payment or delivery first becomes due and (ii) the date on which payment or delivery thereof is duly provided.

“Relevant Taxing Jurisdiction” shall have the meaning specified in Section 2.11(a).

“Responsible Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee customarily performs functions similar to those performed by the Persons having direct responsibility for the administration of this Indenture, and also, with respect to a particular matter, any other officer to whom any corporate trust matter is referred because of such Person’s knowledge of and familiarity with the particular subject.

“Restricted Securities” shall have the meaning specified in Section 2.05(c).

“Rule 144” means Rule 144 as promulgated under the Securities Act.

“Rule 144A” means Rule 144A as promulgated under the Securities Act.

“Scheduled Trading Day” means a day that is scheduled to be a Trading Day on the NYSE American or, if the Shares are not then listed for trading on the NYSE American, on the principal U.S. national securities exchange on which the Shares are listed for trading or, if the Shares are not then listed for trading on a U.S. national securities exchange, on the principal Canadian national securities exchange on which the Shares are listed for trading. If the Shares are not so listed or admitted for trading, “Scheduled Trading Day” means a “Business Day.”

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SEDAR+” means the Canadian System for Electronic Document Analysis and Retrieval.

“Settlement Amount” has the meaning specified in Section 14.02(a)(iv).

“Settlement Method” means, with respect to any conversion of Notes, Physical Settlement, Cash Settlement or Combination Settlement, as elected (or deemed to have been elected) by the Company.

“Settlement Notice” has the meaning specified in Section 14.02(a)(iii).

“Shares” means common shares of the Company, without par value.

“Share Price” shall have the meaning specified in Section 14.03(c).

“Significant Subsidiary” means a Subsidiary of the Company that meets the definition of “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X promulgated by the Commission as in effect on the date of this Indenture (determined as if such Regulation applied to the Company).

“Specified Dollar Amount” means the maximum cash amount per $1,000 principal amount of Notes to be received upon conversion as specified in the Settlement Notice (or deemed specified as provided in Section 14.02(a)(iii)) related to any converted Notes.

“Spin-Off” shall have the meaning specified in Section 14.04(c).

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of share capital or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers, general partners or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.

“Successor Company” shall have the meaning specified in Section 11.01(a).

“Tax Redemption” shall have the meaning specified in Section 16.01.

“Tax Redemption Date” means the date on which Notes are redeemed pursuant to a Tax Redemption.

“Tax Redemption Notice Date” means the date on which a Notice of Tax Redemption is delivered pursuant to Section 16.02.

“Taxes” shall have the meaning specified in Section 2.11(a).

“Trading Day” means, except for determining amounts due upon conversion as set forth below, a day on which (i) trading in the Shares (or other security for which a closing sale price must be determined) generally occurs (w) on the NYSE American, (x) if the Shares (or such other security) are not so listed, on the principal U.S. national securities exchange on which the

Shares (or such other security) are then listed for trading, or if not then listed for trading on a U.S. national securities exchange, on the principal Canadian national securities exchange on which the Shares (or such other security) are then listed for trading, or (y) if the Shares (or such other security) are not so listed, on the principal other market on which the Shares (or such other security) are then listed for trading, and (ii) a Last Reported Sale Price for the Shares (or closing sale price for such other security) is available on such securities exchange or market. If the Shares (or such other security) are not so listed or traded, “Trading Day” means a Business Day; and, provided, further, that for purposes of determining amounts due upon conversion only, “Trading Day” means a day on which (i) there is no Market Disruption Event and (ii) trading in the Shares generally occurs on the NYSE American or, if the Shares are not then listed for trading on the NYSE American, on the principal U.S. national securities exchange on which the Shares are listed for trading or, if the Shares are not then listed for trading on a U.S. national securities exchange, on the principal Canadian national securities exchange on which the Company’s shares are listed for trading, if any, or, if the Company’s shares are not then listed for trading on a U.S. national securities exchange or a Canadian national securities exchange, on the principal other market on which the Shares are then listed or admitted for trading. If the Shares are not so listed or admitted for trading, “Trading Day” means a Business Day.

“Trading Price” for the Notes means (on any date of determination) the average of the secondary market bid quotations obtained by the Bid Solicitation Agent for US$2,000,000 principal amount of Notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers the Company selects for this purpose; provided that if three such bids cannot reasonably be obtained by the Bid Solicitation Agent but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the Bid Solicitation Agent, that one bid shall be used. If the Bid Solicitation Agent cannot reasonably obtain at least one bid for US$2,000,000 principal amount of Notes from a nationally recognized securities dealer on a Trading Day, then the trading price per US$1,000 principal amount of Notes shall be deemed to be less than 98% of the product of the Last Reported Sale Price of the Shares and the Conversion Rate on that Trading Day. If (x) the Company is not acting as Bid Solicitation Agent, and the Company does not, when it is required to, instruct the Bid Solicitation Agent to obtain bids, or if the Company gives such instruction to the Bid Solicitation Agent, and the Bid Solicitation Agent fails to make such determination, or (y) the Company is acting as Bid Solicitation Agent and fails to make such determination, then, in either case, the trading price per US$1,000 principal amount of Notes shall be deemed to be less than 98% of the product of the Last Reported Sale Price of the Shares and the Conversion Rate on each trading day of such failure.

“transfer” shall have the meaning specified in Section 2.05(c).

“Trigger Event” shall have the meaning specified in Section 14.04(c).

“Trust Indenture Act” means the U.S. Trust Indenture Act of 1939, as amended, as it was in force at the date of execution of this Indenture; provided, however, that in the event the U.S. Trust Indenture Act of 1939 is amended after the date hereof, the term “Trust Indenture Act” shall mean, to the extent required by such amendment, the Trust Indenture Act of 1939, as so amended.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture until a successor trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean the Person who is then the Trustee hereunder.

“TSX” means the Toronto Stock Exchange.

“U.S. Co-Share Transfer Agent” means Computershare Trust Company, N.A.

“U.S. Dollars,” “US$” and “$” mean United States dollars or other equivalent units in such coin or currency of the United States that is legal tender for the payment of public and private debts at the time of payment.

“unit of Reference Property” shall have the meaning specified in Section 14.07(a).

“Valuation Period” shall have the meaning specified in Section 14.04(c).

“Wholly-Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person, except that, solely for purposes of this definition, the reference to “more than 50%” in the definition of “Subsidiary” shall be deemed replaced by a reference to “100%.”

Section 1.02 Other Definitions.

Term	Defined in Section
“Applicable Procedures”	1.1(a) of Appendix A
“Canadian Restricted Securities Legend”	2.2(a) of Appendix A
“Definitive Notes Legend”	2.2(a) of Appendix A
“Distribution Compliance Period”	1.1(a) of Appendix A
“Global Notes Legend”	2.2(a) of Appendix A
“QIB”	1.1(a) of Appendix A
“Regulation S”	1.1(a) of Appendix A
“Restricted Securities Legends”	2.2(a) of Appendix A
“Rule 144A Global Notes”	2.1 of Appendix A
“Rule 144A Notes”	2.1 of Appendix A
“Rule 904”	1.1(a) of Appendix A
“U.S. Restricted Securities Legend”	2.2(a) of Appendix A

Section 1.03 Rules of Interest. Unless the context otherwise requires, any reference to interest on, or in respect of, any Note in this Indenture shall be deemed to include Additional Interest if, in such context, Additional Interest is, was or would be payable pursuant to any of Section 4.06(d) and Section 6.03. Unless the context otherwise requires, any express mention of

Additional Interest in any provision hereof shall not be construed as excluding Additional Interest in those provisions hereof where such express mention is not made.

ARTICLE II

ISSUE, DESCRIPTION, EXECUTION, REGISTRATION AND EXCHANGE OF NOTES

Section 2.01 Designation and Amount. The Notes shall be designated as the “4.75% Convertible Senior Notes due 2029.” The aggregate principal amount of Initial Notes that may be authenticated and delivered under this Indenture is initially limited to $150,000,000, except for Notes authenticated and delivered upon registration or transfer of, or in exchange for, or in lieu of other Notes to the extent expressly permitted hereunder. Other provisions relating to the Notes are set forth in Appendix A hereto, which is hereby incorporated in and expressly made a part of this Indenture.

Section 2.02 Form of Notes. The Notes and the Trustee’s certificate of authentication to be borne by such Notes shall be substantially in the respective forms set forth in Exhibit A, the terms and provisions of which shall constitute, and are hereby expressly incorporated in and made a part of this Indenture. To the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. In the case of any conflict between this Indenture and a Note, the provisions of this Indenture shall control and govern to the extent of such conflict.

Any Global Note may be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of this Indenture as may be required by the Custodian or the Depositary, or as may be required to comply with any applicable law or any regulation thereunder or with the rules and regulations of any securities exchange or automated quotation system upon which the Notes may be listed or traded or designated for issuance or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Notes are subject.

Any of the Notes may have such letters, numbers or other marks of identification and such notations, legends or endorsements as the Officer executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of this Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, or to conform to usage or to indicate any special limitations or restrictions to which any particular Notes are subject.

Each Global Note shall represent such principal amount of the outstanding Notes as shall be specified therein and shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be increased or decreased to reflect redemptions, repurchases, cancellations, conversions, transfers or exchanges permitted hereby. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in such manner and upon written instructions given by the Holder of such Notes in accordance with this Indenture. Payment of principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, a Global Note shall be made to the Holder of such Note on the date of payment, unless a record date or other means of determining Holders eligible to receive payment is provided for herein.

Section 2.03 Date and Denomination of Notes; Payments of Interest and Defaulted Amounts.

(a) The Notes shall be issuable in registered form without coupons in minimum denominations of $1,000 principal amount and integral multiples thereof. Each Note shall be dated the date of its authentication and shall bear cash interest from the date specified on the face of such Note. Interest on the Notes shall be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of the number of days actually elapsed. For the purposes solely of disclosure under the Interest Act (Canada), whenever interest to be paid on the Notes is calculated on the basis of a year of 360 days composed of twelve 30-day months or on the basis of any other period which contains fewer days than the actual number of days in the calendar year of calculation (a “deemed year”), such rate of interest shall be a yearly rate, obtained by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

(b) The Person in whose name any Note (or its Predecessor Note) is registered on the Note Register at the close of business on any Regular Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date. The principal amount of any Note (x) in the case of any Definitive Note, shall be payable at the office or agency of the Company maintained by the Company for such purposes in the City of New York, which shall initially be the Corporate Trust Office of the Trustee and (y) in the case of any Global Note, shall be payable by wire transfer of immediately available funds to the account of the Depositary or its nominee. The Company shall pay, or cause the Paying Agent to pay, interest (i) on any Definitive Notes (A) to Holders holding Definitive Notes having an aggregate principal amount of $5,000,000 or less, by check mailed to the Holders of these Notes at their address as it appears in the Note Register and (B) to Holders holding Definitive Notes having an aggregate principal amount of more than $5,000,000 (or such lower amount as the Company may choose in its sole and absolute discretion), either by check mailed to each such Holder or, upon written application by such a Holder to the Note Registrar not later than the relevant Regular Record Date, by wire transfer in immediately available funds to that Holder’s account within the United States if such Holder has provided the Company, the Trustee or the Paying Agent (if other than the Trustee) with the requisite information necessary to make such wire transfer, which application shall remain in effect until the Holder notifies, in writing, the Note Registrar to the contrary or (ii) on any Global Note by wire transfer of immediately available funds to the account of the Depositary or its nominee.

(c) Any Defaulted Amounts shall forthwith cease to be payable to the Holder on the relevant payment date but shall accrue interest per annum at the rate borne by the Notes, subject to the enforceability thereof under applicable law, from, and including, such relevant payment date, and such Defaulted Amounts together with such interest thereon shall be paid by the Company, at its election in each case, as provided in clause (i) or (ii) below:

(i) The Company may elect to make payment of any Defaulted Amounts to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on a special record date for the payment of such Defaulted Amounts, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of the Defaulted Amounts proposed to be paid on each Note and the date of the proposed payment (which shall be not less than 25 days after the receipt by the Trustee of such notice, unless the Trustee shall consent to an earlier date), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount to be paid in respect of such Defaulted Amounts or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Amounts as in this clause provided. Thereupon the Company shall fix a special record date for the payment of such Defaulted Amounts which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment, and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment (unless the Trustee shall consent to an earlier date). The Company shall promptly notify the Trustee in writing of such special record date and the Trustee, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Amounts and the special record date therefor to be delivered to each Holder not less than 10 days prior to such special record date. Notice of the proposed payment of such Defaulted Amounts and the special record date therefor having been so delivered, such Defaulted Amounts shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on such special record date and shall no longer be payable pursuant to the following clause (ii) of this Section 2.03(a)(c).

(ii) The Company may make payment of any Defaulted Amounts in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, and upon such notice as may be required by such exchange or automated quotation system, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

Section 2.04 Execution, Authentication and Delivery of Notes. The Notes shall be signed in the name and on behalf of the Company by the manual or electronic signature of its Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary or any of its Executive or Senior Vice Presidents.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes executed by the Company to the Trustee for authentication, together with a Company Order (such Company Order to include the terms of the Notes) for the authentication and delivery of such Notes, and the Trustee in accordance with such Company Order shall authenticate and deliver such Notes, without any further action by the Company hereunder; provided that, subject to Section 18.05, the Trustee shall be entitled to receive an Officer’s Certificate and an Opinion of Counsel of the Company with respect to the issuance, authentication and delivery of such Notes by the Trustee.

Only such Notes as shall bear thereon a certificate of authentication substantially in the form set forth on the Form of Note attached as Exhibit A hereto, executed manually by authorized officers of the Trustee (or an authenticating agent appointed by the Trustee as provided by Section 18.10), shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate by the Trustee (or such an authenticating agent) upon any Note executed by the Company shall be conclusive evidence that the Note so authenticated has been duly authenticated and delivered hereunder and that the Holder is entitled to the benefits of this Indenture.

In case any Officer of the Company who shall have signed any of the Notes shall cease to be such Officer before the Notes so signed shall have been authenticated and delivered by the Trustee, or disposed of by the Company, such Notes nevertheless may be authenticated and delivered or disposed of as though the Person who signed such Notes had not ceased to be such Officer of the Company; and any Note may be signed on behalf of the Company by such Persons as, at the actual date of the execution of such Note, shall be the Officers of the Company, although at the date of the execution of this Indenture any such Person was not such an Officer.

Section 2.05 Exchange and Registration of Transfer of Notes; Restrictions on Transfer; Depositary.

(a) The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office or in any other office or agency of the Company designated pursuant to Section 4.02, the “Note Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers of Notes. Such register shall be in written form or in any form capable of being converted into written form within a reasonable period of time. The Trustee is hereby initially appointed the “Note Registrar” for the purpose of registering Notes and transfers of Notes as herein provided. The Company may appoint one or more co-Note Registrars in accordance with Section 4.02.

Upon surrender for registration of transfer of any Note to the Note Registrar or any co- Note Registrar, and satisfaction of the requirements for such transfer set forth in this Section 2.05(a), the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denominations and of a like aggregate principal amount and bearing such restrictive legends as may be required by this Indenture.

Notes may be exchanged for other Notes of any authorized denominations and of a like aggregate principal amount, upon surrender of the Notes to be exchanged at any such office or agency maintained by the Company pursuant to Section 4.02. Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Notes that the Holder making the exchange is entitled to receive, bearing registration numbers not contemporaneously outstanding.

All Notes presented or surrendered for registration of transfer or for exchange, repurchase or conversion shall (if so required by the Company, the Trustee, the Note Registrar or any co-Note Registrar) be duly endorsed, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company and duly executed, by the Holder thereof or its attorney- in-fact duly authorized in writing.

No service charge shall be imposed by the Company, the Trustee, the Note Registrar, any co-Note Registrar or the Paying Agent for any exchange or registration of transfer of Notes, but the Company may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax required in connection therewith as a result of the name of the Holder of new Notes issued upon such exchange or registration of transfer being different from the name of the Holder of the old Notes surrendered for exchange or registration of transfer.

None of the Company, the Trustee, the Note Registrar or any co-Note Registrar shall be required to exchange for other Notes or register a transfer of (i) any Notes surrendered for conversion or, if a portion of any Note is surrendered for conversion, such portion thereof surrendered for conversion, (ii) any Notes, or a portion of any Note, surrendered for repurchase (and not withdrawn) in accordance with Article 15 or (iii) in the event of any Redemption in part, any Note so selected for Redemption, in whole or in part, except the unredeemed portion of any Note being redeemed in part.

All Notes issued upon any registration of transfer or exchange of Notes in accordance with this Indenture shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture as the Notes surrendered upon such registration of transfer or exchange.

The Trustee shall not have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer or exchange imposed under this Indenture or under applicable law with respect to any transfer or exchange of any Note (including any transfers between or among participants or other beneficial owners of interests in any Global Note), other than to require delivery of such certificates and other documentation or evidence as are expressly required by the terms of this Indenture and to examine the same to determine substantial compliance as to form with the express requirements thereof.

(b) So long as the Notes are eligible for book-entry settlement with the Depositary, unless otherwise required by law, subject to the fourth paragraph from the end of Section 2.05(c) all Notes shall be represented by one or more Notes in global form (each, a “Global Note”) registered in the name of the Depositary or the nominee of the Depositary. Each Global Note shall bear the Global Notes Legend as specified in Appendix A. The transfer and exchange of beneficial interests in a Global Note that does not involve the issuance of a Definitive Note shall be effected through the Depositary (but not the Trustee or the Custodian) in accordance with this Indenture (including the restrictions on transfer set forth herein) and the procedures of the Depositary therefor. The transfer and exchange of beneficial interests among Global Notes shall be effected in accordance with Appendix A.

(c) Every Note that bears or is required under Appendix A to bear a Restricted Securities Legend (together with any Shares issued upon conversion of the Notes that are required to bear the legend set forth in Section 2.05(d), collectively, the “Restricted Securities”)

shall be subject to the restrictions on transfer set forth in this Section 2.05(c) (including the Restricted Securities Legend set forth in Appendix A), unless such restrictions on transfer shall be eliminated or otherwise waived by written consent of the Company, and the Holder of each such Restricted Security, by such Holder’s acceptance thereof, agrees to be bound by all such restrictions on transfer. As used in this Section 2.05(c) and Section 2.05(d), the term “transfer” encompasses any sale, pledge, transfer or other disposition whatsoever of any Restricted Security.

Until the date (the “U.S. Resale Restriction Termination Date”) that is the later of (1) the date that is one year after the last date of original issuance of the Notes, or such shorter period of time as permitted by Rule 144 or any successor provision thereto, and (2) such later date, if any, as may be required by applicable law, any certificate evidencing such Note (and all securities issued in exchange therefor or substitution thereof, other than Shares, if any, issued upon conversion thereof, which shall bear the legend set forth in Section 2.05(d), if applicable) shall bear the U.S. Restricted Securities Legend as provided in Appendix A (unless such Notes have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer, or sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or unless otherwise agreed by the Company in writing, with notice thereof to the Trustee).

No transfer of any Note prior to the U.S. Resale Restriction Termination Date shall be registered by the Note Registrar unless the applicable box on the Form of Assignment and Transfer has been checked.

Any Note (or security issued in exchange or substitution therefor) (i) as to which such restrictions on transfer shall have expired in accordance with their terms, (ii) that has been transferred pursuant to a registration statement that has become effective or been declared effective under the Securities Act and that continues to be effective at the time of such transfer or (iii)  that has been sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, may, upon surrender of such Note for exchange to the Note Registrar in accordance with the provisions of this Section 2.05 and Appendix A, be exchanged for a new Note or Notes, of like tenor and aggregate principal amount, which shall not bear the Restrictive Legend required by this Section 2.05(c) and shall not be assigned (or deemed assigned) a restricted CUSIP number. The U.S. Restricted Securities Legend set forth in Section 2.2(a) of Appendix A and affixed on any Note shall be deemed, in accordance with the terms of the certificate representing such Note, to be removed therefrom upon the Company’s delivery to the Trustee of written notice to such effect, without further action by the Company, the Trustee, the Holder(s) thereof or any other Person; at such time, such Note shall be deemed to be assigned an unrestricted CUSIP number as provided in the certificate representing such Note, it being understood that the Depositary of any Global Note may require a mandatory exchange or other process to cause such Global Note to be identified by an unrestricted CUSIP number in the facilities of such Depositary. Without limiting the generality of any other provision of this Indenture, the Trustee shall be entitled to receive an instruction letter from the Company before taking any action with respect to effecting any such mandatory exchange or other process. The Company and the Trustee reserve the right to require the delivery of such legal opinions, certifications or other evidence as may reasonably be required in order for the Company to determine that any proposed transfer of any Note is being made in compliance with the Securities Act and applicable state securities laws.

The Company shall be entitled to instruct the Custodian in writing to so surrender any Global Note as to which any of the conditions set forth in clause (i) through (iii) of the first sentence in the immediately preceding paragraph have been satisfied, and, upon such instruction, the Custodian shall so surrender such Global Note for exchange; and any new Global Note so exchanged therefor shall not bear the U.S. Restricted Securities Legend specified in Appendix A and shall not be assigned (or deemed assigned) a restricted CUSIP number. The Company shall promptly notify the Trustee in writing upon the occurrence of the U.S. Resale Restriction Termination Date and promptly after a registration statement, if any, with respect to the Notes or any Common Stock issued upon conversion of the Notes has been declared effective under the Securities Act. Any exchange pursuant to the foregoing paragraph shall be in accordance with the applicable procedures of the Depositary.

Notwithstanding any other provisions of this Indenture (other than the provisions set forth in this Section 2.05(c) and Appendix A), a Global Note may not be transferred as a whole or in part except (i) by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary and (ii) for exchange of a Global Note or a portion thereof for one or more Definitive Notes in accordance with the second immediately succeeding paragraph.

The Depositary shall be a clearing agency registered under the Exchange Act. The Company initially appoints DTC to act as Depositary with respect to each Global Note. Initially, each Global Note shall be issued to the Depositary, registered in the name of Cede & Co., as the nominee of the Depositary, and deposited with the Trustee as custodian for Cede & Co.

If (i) the Depositary notifies the Company at any time that the Depositary is unwilling or unable to continue as depositary for the Global Notes and a successor depositary is not appointed within 90 days, (ii) the Depositary ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days or (iii) an Event of Default with respect to the Notes has occurred and is continuing and, subject to the applicable procedures of the Depositary, a beneficial owner of any Note requests that its beneficial interest therein be issued as a Definitive Note, the Company shall execute, and the Trustee, upon receipt of an Officer’s Certificate and a Company Order for the authentication and delivery of Notes, shall authenticate and deliver (x) in the case of clause (iii), a Definitive Note to such beneficial owner in a principal amount equal to the principal amount of such Note corresponding to such beneficial owner’s beneficial interest and (y) in the case of clause (i) or (ii), Definitive Notes to each beneficial owner of the related Global Notes (or a portion thereof) in an aggregate principal amount equal to the aggregate principal amount of such Global Notes in exchange for such Global Notes, and upon delivery of the Global Notes to the Trustee such Global Notes shall be canceled.

Definitive Notes issued in exchange for all or a part of the Global Note pursuant to this Section 2.05(c) shall be registered in such names and in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect Participants or otherwise, or, in the case of clause (i) of the immediately preceding paragraph, the relevant beneficial owner, shall instruct (either directly, if it is a Participant, or indirectly through its Participant, if it is not a Participant) the Trustee. Upon execution and authentication, the Trustee shall deliver such Definitive Notes to the Persons in whose names such Definitive Notes are so registered.

At such time as all interests in a Global Note have been converted, canceled, repurchased upon a Fundamental Change, redeemed or transferred, such Global Note shall be, upon receipt thereof, canceled by the Trustee in accordance with standing procedures and existing instructions between the Depositary and the Custodian. At any time prior to such cancellation, if any interest in a Global Note is exchanged for Definitive Notes, transferred in exchange for an interest in another Global Note, converted, canceled, repurchased upon a Fundamental Change, redeemed or transferred to a transferee who receives Definitive Notes therefor or any Definitive Note is exchanged or transferred for part of such Global Note, the principal amount of such Global Note shall, in accordance with the standing procedures and instructions existing between the Depositary and the Custodian, be appropriately increased or decreased, as the case may be, and an endorsement shall be made on such Global Note, by the Trustee or the Custodian, at the direction of the Trustee, to reflect such increase or decrease.\None of the Company, the Trustee or any agent of the Company or the Trustee shall have any responsibility or liability for any act or omission of the Depositary or for the payment of amounts to owners of beneficial interests in a Global Note, for any aspect of the records relating to or payments made on account of those interests by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such beneficial ownership those interests.

(d) Any Shares issued upon conversion of a Note shall, to the extent required by this Indenture and applicable law, bear a legend as specified in Section 2.2(b) of Appendix A.

(e) Any Note or Shares issued upon the conversion or exchange of a Note that is repurchased or owned by any Affiliate of the Company (or any Person who was an Affiliate of the Company at any time during the three months immediately preceding) may not be resold by such Affiliate (or such Person, as the case may be) unless registered under the Securities Act or resold pursuant to an exemption from the registration requirements of the Securities Act in a transaction that results in such Note or Shares, as the case may be, no longer being a “restricted security” (as defined under Rule 144). The Company shall cause any Note that is repurchased or owned by it to be surrendered to the Trustee for cancellation in accordance with Section 2.08.

Section 2.06 Mutilated, Destroyed, Lost or Stolen Notes. In case any Note shall become mutilated or be destroyed, lost or stolen, the Company in its discretion may execute, and upon its written request the Trustee or an authenticating agent appointed by the Trustee shall authenticate and deliver, a new Note, bearing a registration number not contemporaneously outstanding, in exchange and substitution for the mutilated Note, or in lieu of and in substitution for the Note so destroyed, lost or stolen. In every case the applicant for a substituted Note shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless from any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company, to the Trustee and, if applicable, to such authenticating agent evidence to their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

The Trustee or such authenticating agent may authenticate any such substituted Note and deliver the same upon the receipt of such security or indemnity as the Trustee, the Company and, if applicable, such authenticating agent may require. No service charge shall be imposed by the Company, the Trustee, the Note Registrar, any co-Note Registrar or the Paying Agent upon the issuance of any substitute Note, but the Company may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax required in connection therewith as a result of the name of the Holder of the new substitute Note being different from the name of the Holder of the old Note that became mutilated or was destroyed, lost or stolen. In case any Note that has matured or is about to mature or has been surrendered for redemption, required repurchase or is about to be converted in accordance with Article 14 shall become mutilated or be destroyed, lost or stolen, the Company may, in its sole discretion, instead of issuing a substitute Note, pay or authorize the payment of or convert or authorize the conversion of the same (without surrender thereof except in the case of a mutilated Note), as the case may be, if the applicant for such payment or conversion shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless for any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, evidence satisfactory to the Company, the Trustee and, if applicable, any Paying Agent or Conversion Agent evidence of their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

Every substitute Note issued pursuant to the provisions of this Section 2.06 by virtue of the fact that any Note is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be found at any time, and shall be entitled to all the benefits of (but shall be subject to all the limitations set forth in) this Indenture equally and proportionately with any and all other Notes duly issued hereunder. To the extent permitted by law, all Notes shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement, payment, redemption, conversion or repurchase of mutilated, destroyed, lost or stolen Notes and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement, payment, redemption, conversion or repurchase of negotiable instruments or other securities without their surrender.

Section 2.07 Temporary Notes. Pending the preparation of Definitive Notes, the Company may execute and the Trustee or an authenticating agent appointed by the Trustee shall, upon written request of the Company, authenticate and deliver temporary Notes (printed or lithographed). Temporary Notes shall be issuable in any authorized denomination, and substantially in the form of the Definitive Notes but with such omissions, insertions and variations as may be appropriate for temporary Notes, all as may be determined by the Company. Every such temporary Note shall be executed by the Company and authenticated by the Trustee or such authenticating agent upon the same conditions and in substantially the same manner, and with the same effect, as the Definitive Notes. Without unreasonable delay, the Company shall execute and deliver to the Trustee or such authenticating agent Definitive Notes (other than any Global Note) and thereupon any or all temporary Notes (other than any Global Note) may be surrendered in exchange therefor, at each office or agency maintained by the Company pursuant to Section 4.02 and the Trustee or such authenticating agent shall authenticate and deliver in exchange for such temporary Notes an equal aggregate principal amount of Definitive Notes. Such exchange shall be made by the Company at its own expense and without any charge therefor. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits and subject to the same limitations under this Indenture as Definitive Notes authenticated and delivered hereunder.

Section 2.08 Cancellation of Notes Paid, Converted, Etc. The Company shall cause all Notes surrendered for the purpose of payment at maturity, repurchase upon a Fundamental Change, redemption, registration of transfer or exchange or conversion, if surrendered to the Company or any of its agents or Subsidiaries, to be surrendered to the Trustee for cancellation. All Notes delivered to the Trustee shall be canceled promptly by it in accordance with its customary procedures. Except for any Notes surrendered for registration of transfer or exchange, or as otherwise expressly permitted by any of the provisions of this Indenture, no Notes shall be authenticated in exchange for any Notes surrendered to the Trustee for cancellation. The Trustee shall dispose of canceled Notes in accordance with its customary procedures and, after such disposition, shall deliver a certificate of such disposition to the Company, at the Company’s written request in a Company Order.

Section 2.09 CUSIP Numbers. The Company in issuing the Notes may use “CUSIP” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” numbers in all notices issued to Holders as a convenience to such Holders; provided that the Trustee shall have no liability for any defect in the “CUSIP” numbers as they appear on any Note, notice or elsewhere, and, provided, further, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or on such notice and that reliance may be placed only on the other identification numbers printed on the Notes. The Company shall promptly notify the Trustee in writing of any change in the “CUSIP” numbers.

Section 2.10 Repurchases. The Company may, to the extent permitted by law, and directly or indirectly (regardless of whether such Notes are surrendered to the Company), repurchase Notes in the open market or otherwise, whether by the Company or its Subsidiaries or through a privately negotiated transaction or public tender or exchange offer or through counterparties to private agreements, including by cash-settled swaps or other derivatives, in each case, without prior notice to the Holders. The Company shall surrender to the Trustee for cancellation any Notes that it may repurchase for cancellation in accordance with Section 2.08 and such Notes shall no longer be considered outstanding under this Indenture upon their repurchase.

Section 2.11 Additional Amounts

(a) All payments and deliveries made by the Company or on behalf of the Company, or any successor to the Company, with respect to the Notes, including, but not limited to, payments of principal (including, if applicable, the Redemption Price and the Fundamental Change Repurchase Price) and payments of interest and deliveries of Shares (together with payments of cash in lieu of fractional shares) upon conversion, shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature (and any fines, penalties or interest related thereto) (collectively, “Taxes”) imposed, levied, collected, withheld or assessed, unless such withholding or deduction is required by any applicable law. In the event that any such Taxes imposed or levied under applicable law by the government of Canada, any province or territory of Canada, or any other jurisdiction in which the Company, or any successor following any consolidation, merger, amalgamation, arrangement, combination or similar transaction involving the Company, are or are deemed to be organized or resident for tax purposes or from or through which payments or deliveries by or on behalf of the Company with respect to the Notes are made or deemed made or by or within any political subdivision thereof or any authority therein or thereof having power to tax (each, a “Relevant Taxing Jurisdiction”) are required to be withheld or deducted from any payments or deliveries made with respect to the Notes, the Company shall pay to the Holder of each Note such additional amounts (the “Additional Amounts”) as may be necessary to ensure that the net amount received by the beneficial owner of the Note after such withholding or deduction (and after deducting any such Taxes on the Additional Amounts) shall equal the amounts that would have been received by such beneficial owner had no such withholding or deduction been required; provided that no Additional Amounts shall be payable:

(i) for or on account of:

(A) any Canadian withholding Taxes imposed on a payment to (i) a Holder or beneficial owner of Notes or (ii) a Holder or beneficial owner of the right to receive interest payable on the Notes, by reason of either such Holder or beneficial owner not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with the Company at the time of the payment;

(B) any Canadian withholding Taxes imposed on a payment to (i) a Holder or beneficial owner of Notes by reason of such Holder or beneficial owner being (i) a “specified shareholder” of the Company (as defined in subsection 18(5) of the Income Tax Act (Canada)) or by reason of such Holder or beneficial owner not dealing at arm’s length with a specified shareholder of the Company in either case at the time of payment, or (ii) an entity in respect of which the Company is a “specified entity” as defined in subsection 18.4(1) of the Income Tax Act (Canada);

(C) any applicable Tax that would not have been imposed but for:

(1) the existence of any present or former connection between the relevant Holder or beneficial owner of such Note and the Relevant Taxing Jurisdiction, other than merely acquiring, holding or enforcing rights under such Note or the receipt of payments thereunder;

(2) the presentation of such Note (in cases in which presentation is required) more than 30 days after the relevant date, except to the extent that the Holder or beneficial owner or such other Person would have been entitled to Additional Amounts on presenting the Note for payment on any date during such 30-day period; or

(3) the failure of the Holder or beneficial owner to comply with a timely request from the Company or the Paying Agent to provide certification, information, documents or other evidence concerning such Holder’s or beneficial owner’s nationality, residence, identity or connection with the Relevant Taxing Jurisdiction, or to make any declaration of non-residence or any other claim or filing for exemption to which it is entitled or satisfy any other reporting requirement relating to such matters, if and to the extent that the Holder or beneficial owner is legally able to comply with such request without undue hardship (it being understood that the provision of an Internal Revenue Service Form W-8 or W-9 shall not result in such hardship) and due and timely compliance with such request is required by statute, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction in order to reduce or eliminate any withholding or deduction as to which Additional Amounts would have otherwise been payable to such Holder or beneficial owner; provided, however, that no Holder or beneficial owner shall have any obligation to establish eligibility for a reduced (or zero) withholding tax rate under any income tax treaty in order to receive additional amounts;

(D) any estate, inheritance, gift, use, sales, transfer, personal property or similar applicable Tax, assessment or other governmental charge;

(E) any Tax that is payable otherwise than by withholding or deduction from payments under or with respect to the Notes;

(F) any tax, assessment, withholding or deduction required by sections 1471 through 1474 of the United States Internal Revenue Code of 1986, as amended (the “Code”, and such sections of the Code, “FATCA”), any current or future Treasury Regulations or rulings promulgated thereunder, any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA, any intergovernmental agreement between the United States and any other jurisdiction to implement the foregoing or any law enacted by such other jurisdiction to give effect to such agreement, or any agreement with the U.S. Internal Revenue Service under FATCA;

(G) any combination of Taxes referred to in the preceding clauses (A), (B), (C), (D), (E) and (F); or

(ii) With respect to any payment of the principal of (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) and interest on such Note or the delivery of shares (together with payment of cash in lieu of fractional shares) upon conversion of such note to a Holder, if the Holder is a fiduciary, partnership or Person other than the sole beneficial owner of that payment to the extent that such payment would be required to be included in the income under the laws of the Relevant Taxing Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a partner or member of that partnership or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner, member or beneficial owner been the Holder thereof.

(b) If the Company is required to make any deduction or withholding from any payments or deliveries with respect to the Notes, the Company shall deliver to the Trustee official tax receipts or, if such receipts are not obtainable, other evidence of such payments reasonably satisfactory to the Trustee evidencing the remittance to the Relevant Tax Authorities of the amounts so withheld or deducted. Copies of such receipts shall be made available to Holders upon written request.

The Company shall reimburse the Holders or beneficial owners, upon written request of such Holder or beneficial owner and certified proof of payment for the amount of (i) any Taxes levied or imposed by a Relevant Taxing Jurisdiction and payable by such Holder or beneficial owner in connection with payments made under or with respect to the Notes (including pursuant to section 803 of the Income Tax Regulations (Canada)) and (ii) any Taxes levied or imposed with respect to any reimbursement under the foregoing clause (i) or this clause (ii), so that the net amount received by such Holder or beneficial owner after such reimbursement shall not be less than the net amount such Holder or beneficial owner would have received if the Taxes giving rise to the reimbursement described in clauses (i) and/or (ii) had not been imposed, provided, however, that the indemnification obligation provided for in this paragraph shall not extend to Taxes imposed for which the Holder or beneficial owner of the Notes would not have been eligible to receive payments of Additional Amounts hereunder by virtue of clauses (a)(i)(A), (B), (C), (D) or (F) or (ii) above or to the extent such Holder or beneficial owner received Additional Amounts with respect to such payments.

Whenever there is mentioned in any context the payment of principal (including the Redemption Price and the Fundamental Change Repurchase Price), the payment of interest on, or the delivery of Shares (together with payment of cash in lieu of fractional shares) upon conversion of any Note or any other amount payable with respect to such Note, such mention shall be deemed to include payment of Additional Amounts provided for in this Indenture to the extent that, in such context, Additional Amounts are, were or would become payable in respect thereof pursuant to this section.

(c) The Company shall promptly pay when due any present or future stamp, issue, registration, transfer, court or documentary taxes or any other excise, property or similar taxes, charges or similar levies (and any fines, penalties or interest related thereto) imposed by any Relevant Taxing Jurisdiction that arise from or in connection with the execution, delivery, registration or enforcement of each Note or any other document or instrument referred to herein or therein. The Trustee has no responsibility for any of the payments or tax reimbursement described in this Section 2.11(c).

(d) The obligations described in this Section 2.11 shall survive termination or discharge of this Indenture.

Section 2.12 Additional Notes The Company may, without the consent of, or notice to, the Holders, and notwithstanding Sections 2.01 and 2.02 hereof, reopen this Indenture and issue additional Notes under this Indenture with the same terms (other than differences in the issue date, issue price and interest accrued prior to the issue date of, and restrictions on transfer in respect of, such additional Notes) in an unlimited aggregate principal amount; provided that if any such additional Notes are not fungible with the Notes initially offered hereunder for U.S. federal income tax purposes, Canadian federal income tax purposes or for the purposes of U.S. or Canadian securities laws, such additional Notes will have one or more separate CUSIP numbers. Such additional Notes would rank equally and ratably with the Notes initially issued hereunder and such additional Notes and the notes initially offered hereunder would, other than as described in the preceding sentence, be treated as a single series for all purposes under this Indenture.

ARTICLE III

SATISFACTION AND DISCHARGE

Section 3.01 Satisfaction and Discharge. This Indenture and the Notes shall upon request of the Company contained in an Officer’s Certificate cease to be of further effect, and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when (a) (i) all Notes theretofore authenticated and delivered (other than Notes which have been destroyed, lost or stolen and which have been replaced, paid or converted as provided in Section 2.06) have been delivered to the Trustee for cancellation; or (ii) the Company has deposited with the Trustee or delivered to Holders, as applicable, after the Notes have become due and payable, whether on the Maturity Date, any Redemption Date, any Fundamental Change Repurchase Date, upon conversion or otherwise, cash, Shares or a combination thereof, as applicable, solely to satisfy the Company’s Conversion Obligation, sufficient to pay all of the outstanding Notes and all other sums due and payable under this Indenture or the Notes by the Company; and (b) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture and the Notes have been complied with. Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 7.06 shall survive.

ARTICLE IV

PARTICULAR COVENANTS OF THE COMPANY

Section 4.01 Payment of Principal and Interest. The Company covenants and agrees that it shall cause to be paid the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest and premium, if any, on each of the Notes at the places, at the respective times and in the manner provided herein and in the Notes. The Company shall pay cash amounts in U.S. Dollars that at the time of payment is legal tender for payment of public and private debts. Payments in cash to any holder of a beneficial interest in a Global Note shall be subject to the applicable procedures of the Depositary. Before 10 A.M., New York City time, on any Interest Payment Date, Maturity Date, Redemption Date or Fundamental Change Repurchase Date, the Company will deposit with the Paying Agent money, in funds immediately available on such date, sufficient to make cash payments, if any, due on such Interest Payment Date, Maturity Date, Redemption Date or Fundamental Change Repurchase Date, as the case may be, in a timely manner which permits the Paying Agent to remit payment to the Holders on such Interest Payment Date, Maturity Date, Redemption Date or Fundamental Change Repurchase Date, as the case may be.

Section 4.02 Maintenance of Office or Agency. The Company shall maintain one or more offices or agencies in the contiguous United States where Notes may be presented for registration of transfer or for exchange or payment (“Paying Agent”) and conversion (“Conversion Agent”) and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office.

The Company may also from time to time designate as co-Note Registrars one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the contiguous United States of America so designated by the Trustee, for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The terms “Paying Agent” and “Conversion Agent” include any such additional or other offices or agencies, as applicable.

The Company has appointed the Trustee as the initial Paying Agent, Note Registrar, Custodian and Conversion Agent and its office in the United States as a place where Notes where Notes may be surrendered for registration of transfer or exchange or for presentation for payment or repurchase or for conversion and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Corporate Trust Office of the Trustee shall not be a place for service of legal process for the Company.

Section 4.03 Appointments to Fill Vacancies in Trustee’s Office. The Company, whenever necessary to avoid or fill a vacancy in the office of the Trustee, shall appoint, in the manner provided in Section 7.09(a), an applicable Trustee, so that there shall at all times be a Trustee.

Section 4.04 Provisions as to Paying Agent. (a) If the Company shall appoint a Paying Agent other than the Trustee, the Company shall cause such Paying Agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 4.04(a):

(i) that it shall hold all sums held by it as such agent for the payment of the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, the Notes in trust for the benefit of the Holders;

(ii) that it shall give the Trustee prompt notice of any failure by the Company to make any payment of the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, the Notes when the same shall be due and payable; and

(iii) that at any time during the continuance of an Event of Default, upon request of the Trustee, it shall forthwith pay to the Trustee all sums so held in trust.

The Company shall, on or before each due date of the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, or accrued and unpaid interest and premium, if any, on the Notes, deposit with the Paying Agent a sum sufficient to pay such principal (including the Redemption Price and the Fundamental Change

Repurchase Price, if applicable) or accrued and unpaid interest and premium, if any, and (unless such Paying Agent is the Trustee) the Company shall promptly notify the Trustee in writing of any failure to take such action; provided that if such deposit is made on the due date, such deposit must be received by the Paying Agent by 11:00 a.m., New York City time, on such date.

(b) If the Company shall act as its own Paying Agent, it will, on or before each due date of the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest and premium, if any, on the Notes, set aside, segregate and hold in trust for the benefit of the Holders a sum sufficient to pay such principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable), accrued and unpaid interest and premium, if any, so becoming due and shall promptly notify the Trustee in writing of any failure to take such action and of any failure by the Company to make any payment of the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, or accrued and unpaid interest on, the Notes when the same shall become due and payable.

(c) Anything in this Section 4.04 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture, or for any other reason, pay, cause to be paid or deliver to the Trustee all sums or amounts held in trust by the Company or any Paying Agent hereunder as required by this Section 4.04, such sums or amounts to be held by the Trustee upon the trusts herein contained and upon such payment or delivery by the Company or any Paying Agent to the Trustee, the Company or such Paying Agent shall be released from all further liability but only with respect to such sums or amounts. Upon the occurrence of any event specified in Section 6.01(h) or Section 6.01(i), the Trustee shall automatically become the Paying Agent.

(d) Subject to applicable escheatment laws, any money and Shares deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, accrued and unpaid interest on and the consideration due upon conversion of any Note and remaining unclaimed for two years after such principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable), interest or consideration due upon conversion has become due and payable shall be paid to the Company on request of the Company contained in an Officer’s Certificate, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money and Shares.

Section 4.05 Existence. Subject to Article 11, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.

Section 4.06 Rule 144A Information Requirement; Annual Reports; Restricted Securities. (a) At any time the Company is not subject to Section 13 or 15(d) of the Exchange Act, and not exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, the Company shall, so long as any of the Notes or any Shares issuable upon conversion thereof shall, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3), promptly provide to the Trustee and, upon written request, any Holder, beneficial owner or prospective purchaser of such Notes or any Shares issuable upon conversion of such Notes, the information required to be delivered pursuant to Rule 144A(d)(4) to facilitate the resale of such Notes or Shares pursuant to Rule 144A.

(b) The Company shall file with the Trustee and the Holders of the Notes, within 30 days after the Company is required to file or furnish the same with or to the Commission, after giving effect, to the extent applicable, to any extension permitted by Rule 12b-25 under the Exchange Act, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company may be required to file with, or furnish to, the Commission, pursuant to Section 13 or Section 15(d) of the Exchange Act; provided, however, that the Company will not be required to deliver to the Trustee or the Holders of the Notes any materials for which the Company has sought and obtained confidential treatment from the Commission. Documents filed or furnished by the Company with or to the Commission via the EDGAR system will be deemed filed with the Trustee and the Holders of the notes as of the time such documents are filed via EDGAR.

(c) Delivery of the reports, information and documents described in subsection (b) above to the Trustee shall be for informational purposes only and the Trustee’s receipt of such reports, information and documents shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of the Company’s covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates). The Trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, the Company’s compliance with the covenants or with respect to any reports or other documents filed with the Commission under this Indenture.

(d) If, and for so long as, as of the 390th day after the last date of original issuance of the Notes, the restrictive legend on the Notes has not been removed, the Notes are assigned a restricted CUSIP number or the Notes are not otherwise freely tradable pursuant to Rule 144 by Holders other than the Company’s Affiliates or Holders that were the Company’s Affiliates at any time during the immediately preceding three months or who acquired Notes from an Affiliate of the Company within 12 months (without restrictions pursuant to U.S. securities laws or the terms of this Indenture or the Notes), the Company shall pay Additional Interest on the Notes at a rate equal to 0.50% per annum of the principal amount of the Notes outstanding until the restrictive legend has been removed from the Notes, the Notes are assigned an unrestricted CUSIP number or the Notes are freely tradable as described above by Holders other than the Company’s Affiliates (or Holders that were the Company’s Affiliates at any time during the immediately preceding three months or who acquired Notes from an Affiliate of the Company within 12 months).

(e) [Reserved].

(f) Additional Interest that is payable in accordance with Section 4.06(d) shall be payable in arrears on each Interest Payment Date following accrual in the same manner as regular interest on the Notes.

(g) Subject to the immediately succeeding sentence, the Additional Interest that is payable in accordance with Section 4.06(d) shall be in addition to, and not in lieu of, any Additional Interest that may be payable as a result of the Company’s election pursuant to Section 6.03. However, in no event shall Additional Interest that is payable pursuant to Section 4.06(d), together with any Additional Interest that is payable pursuant to Section 6.03, accrue at a rate in excess of 0.50% per annum pursuant to this Indenture, regardless of the number of events or circumstances giving rise to the requirement to pay such Additional Interest.

(h) If Additional Interest is payable by the Company pursuant to Section 4.06(d), the Company shall deliver to the Trustee an Officer’s Certificate to that effect stating (i) the amount of such Additional Interest that is payable and (ii) the date on which such Additional Interest is payable. Unless and until Responsible Officers of the Trustee receive at the Corporate Trust Office of the Trustee such certificates, the Trustee may assume without inquiry that no such Additional Interest is payable. If the Company has paid Additional Interest directly to the Persons entitled to it, the Company shall deliver to the Trustee an Officer’s Certificate setting forth the particulars of such payment.

Section 4.07 Stay, Extension and Usury Laws. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law that would prohibit or forgive the Company from paying all or any portion of the principal of or interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of this Indenture; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

Section 4.08 Compliance Certificate; Statements as to Defaults. The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company (beginning with the fiscal year ending on December 31, 2020) an Officer’s Certificate stating whether the signers thereof have knowledge of any Event of Default or Default that occurred during the previous year and, if so, specifying each such Event of Default or Default and the nature thereof.

In addition, the Company shall deliver to the Trustee, within 30 days after obtaining knowledge of the occurrence of any Event of Default or Default, an Officer’s Certificate setting forth the details of such Event of Default or Default, its status and the action that the Company is taking or proposing to take in respect thereof; provided the Company is not required to deliver such Officer’s Certificate if such Event of Default has been cured or waived.

Section 4.09 Further Instruments and Acts. Upon request of the Trustee, the Company shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

ARTICLE V

LISTS OF HOLDERS AND REPORTS BY THE COMPANY AND THE TRUSTEE

Section 5.01 Lists of Holders. The Company covenants and agrees that it shall furnish or cause to be furnished to the Trustee, semi-annually, not more than 15 days after each June 15 and December 15 in each year beginning with June 15, 2025, and at such other times as the Trustee may request in writing, within 30 days after receipt by the Company of any such request (or such lesser time as the Trustee may reasonably request in order to enable it to timely provide any notice to be provided by it hereunder), a list in such form as the Trustee may reasonably require of the names and addresses of the Holders as of a date not more than 15 days (or such other date as the Trustee may reasonably request in order to so provide any such notices) prior to the time such information is furnished, except that no such list need be furnished to the Trustee so long as the Trustee is acting as Note Registrar.

Section 5.02 Preservation and Disclosure of Lists. The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the Holders contained in the most recent list furnished to the Trustee as provided in Section 5.01 or maintained by the Trustee in its capacity as Note Registrar, if so acting. The Trustee may destroy any list furnished to it as provided in Section 5.01 upon receipt of a new list so furnished.

ARTICLE VI

DEFAULTS AND REMEDIES

Section 6.01 Events of Default. Each of the following events shall be an “Event of Default” with respect to the Notes:

(a) default in any payment of interest on any Note when due and payable, and the default continues for a period of 30 days;

(b) default in the payment of principal of and premium, if any, on any Note when due and payable on the Maturity Date, upon a Redemption, upon any required repurchase, upon declaration of acceleration or otherwise;

(c) failure by the Company to comply with its obligation to convert the Notes in accordance with this Indenture upon exercise of a Holder’s conversion right and such failure continues for a period of three Business Days;

(d) failure by the Company to issue a Fundamental Change Company Notice in accordance with Section 15.02(c), a Redemption Notice in accordance with Section 16.02(a) or Section 17.02, as the case may be, or notice in accordance with Section 14.07, in each case when due and such failure continues for five Business Days;

(e) failure by the Company to comply with its obligations under Article 11;

(f) except for such Events of Default referenced in clauses (a), (b) (c), (d), (e) and (k) of this Section 6.01, failure by the Company for 60 days after written notice from the Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding has been received by the Company to comply with any of its other agreements contained in the Notes or this Indenture;

(g) default under any other agreement, deed, hypothec, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its Significant Subsidiaries (or the payment of which is guaranteed by the Company or any of its Significant Subsidiaries), whether such indebtedness or guarantee now exists or is created after the date of this Indenture, if that default: (i) is caused by a failure to pay principal of such indebtedness at its stated final maturity (after giving effect to any applicable grace period provided in such indebtedness); or (ii) results in the acceleration of such indebtedness prior to its stated maturity (which acceleration is not rescinded or annulled within 10 days), and the aggregate principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates in excess of $20,000,000 (or its foreign currency equivalent) (as determined in good faith by a responsible financial or accounting officer of the Company);

(h) the Company or any Significant Subsidiary:

(i) commences proceedings to be adjudicated bankrupt or insolvent,

(ii) consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under applicable Bankruptcy Law,

(iii) consents to the appointment of a custodian of it or for all or substantially all of its property,

(iv) makes a general assignment for the benefit of its creditors, or

(v) generally is not paying its debts as they become due;

(i) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company or any Significant Subsidiary in a proceeding in which the Company or any such Significant Subsidiary is to be adjudicated bankrupt or insolvent;

(ii) appoints a custodian of the Company or any Significant Subsidiary or for all or substantially all of the property or assets of the Company or any Significant Subsidiary; or

(iii) orders the liquidation of the Company or any Significant Subsidiary; and in each such case the order or decree remains unstayed and in effect for 60 consecutive days.

(j) a final judgment or judgments for the payment in excess of $20,000,000 (or its foreign currency equivalent) (as determined in good faith by a responsible financial or accounting officer of the Company, and determined net of amounts covered by insurance policies or by third party indemnities or a combination thereof) in the aggregate rendered against the Company or any of its Significant Subsidiaries, which judgments are not discharged, bonded, paid, waived or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished;

(k) the Company’s shares (or other Common Equity underlying the Notes) cease to be listed or quoted on any of the NYSE American, the TSX, The New York Stock Exchange, The Nasdaq Global Select Market, The Nasdaq Global Market or The Nasdaq Capital Market (or any of their respective successors).

Section 6.02 Acceleration; Rescission and Annulment. If one or more Events of Default shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), then, and in each and every such case (other than an Event of Default specified in Section 6.01(h) or Section 6.01(i) with respect to the Company or any Significant Subsidiary), unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding determined in accordance with Section 8.04, by notice in writing to the Company (and to the Trustee if given by Holders), may (and the Trustee, at the written request of such Holders, shall) declare 100% of the principal and premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable immediately, and upon any such declaration the same shall become and shall automatically be immediately due and payable, anything contained in this Indenture or in the Notes to the contrary notwithstanding, though payment of any sums owing may be stayed by applicable bankruptcy, insolvency or reorganization laws. If an Event of Default specified in Section 6.01(h) or Section 6.01(i) with respect to the Company or any Significant Subsidiary occurs and is continuing, 100% of the principal and premium, if any, and accrued and unpaid interest, if any, on all Notes shall become and shall automatically be immediately due and payable.

The immediately preceding paragraph, however, is subject to the conditions that if, at any time after the principal of the Notes shall have been so declared due and payable, and before any judgment or decree for the payment of the monies due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay installments of accrued and unpaid interest upon all Notes and the principal of any and all Notes, in each case, that shall have become due otherwise than by acceleration (with interest on overdue installments of accrued and unpaid interest to the extent that payment of such interest is enforceable under applicable law, and on such principal at the rate borne by the Notes at such time) and amounts due to the Trustee pursuant to Section 7.06, and if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) any and all existing Events of Default under this Indenture, other than the nonpayment of the principal and premium, if any, and accrued and unpaid interest, if any, on Notes that shall have become due solely by such acceleration, shall have been cured or waived pursuant to Section

6.09, then and in every such case (except as provided in the immediately succeeding sentence) the Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Company and to the Trustee, may waive all Defaults or Events of Default with respect to the Notes and rescind and annul such declaration and its consequences and such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent Default or Event of Default, or shall impair any right consequent thereon. Notwithstanding anything to the contrary herein, no such waiver or rescission and annulment shall extend to or shall affect any Default or Event of Default resulting from (i) the nonpayment of the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of or accrued and unpaid interest on, any Notes, (ii) a failure to repurchase any Notes when required, or (iii) a failure to pay or deliver, as the case may be, the consideration due upon conversion of the Notes.

Section 6.03 Additional Interest. (a) Notwithstanding anything in this Indenture or in the Notes to the contrary, to the extent the Company elects, the sole remedy for an Event of Default relating to the Company’s failure to comply with its obligations as set forth in Section 4.06(b) shall, after the occurrence of such an Event of Default, consist exclusively of the right to receive Additional Interest on the Notes, at a rate equal to 0.25% per annum of the principal amount of the Notes outstanding for each day during the first 180 days after the occurrence of such an Event of Default, and 0.50% per annum of the principal amount of Notes outstanding from the 181st day to, and including, the 365th day following the occurrence of such an Event of Default during which such Event of Default is continuing. In no event shall Additional Interest payable under all circumstances contemplated by this Indenture exceed an aggregate of 0.50% per annum on any Note. If the Company so elects, such Additional Interest shall be payable in arrears on each interest payment date following accrual in the same manner as regular interest on the Notes. On the 366th day after an Event of Default relating to the Company’s failure to comply with its obligations as set forth in Section 4.06(b) (if such Event of Default is not cured or waived prior to such 366th day), the Notes shall be immediately subject to acceleration as described in Section 6.02. The provisions of this paragraph shall not affect the rights of Holders in the event of the occurrence of any Event of Default other than the Company’s failure to comply with its obligations as set forth in Section 4.06(b). In the event the Company does not elect to pay Additional Interest following an Event of Default in accordance with this Section 6.03 or the Company elected to make such payment but does not pay the Additional Interest when due, the Notes shall be immediately subject to acceleration as described in Section 6.02.

(b) In order to elect to pay Additional Interest as the sole remedy during the first 365 days after the occurrence of any Event of Default relating to the Company’s failure to comply with its obligations as set forth in Section 4.06(b) in accordance with Section 6.03(a), the Company must notify all Holders, the Trustee and the Paying Agent (if other than the Trustee) in writing of such election within ten days of the beginning of such 365-day period. Upon the failure to timely give such written notice, the Notes shall be immediately subject to acceleration as described in Section 6.02. In no event shall Additional Interest payable at the Company’s election as the sole remedy relating to the failure to comply with the Company’s reporting obligations, together with any Additional Interest that may accrue pursuant to Section 4.06(d) accrue at a rate in excess of 0.50% per annum, regardless of the number of events or circumstances giving rise to the requirement to pay such Additional Interest.

(c) Any Additional Interest payable as the remedy for an Event of Default relating to the Company’s failure to comply with its obligations as set forth in Section 4.06(b) shall be in addition to, and not in lieu of, any Additional Interest payable pursuant to Section 4.06(d). Notwithstanding anything herein to the contrary, in no event shall Additional Interest payable at the Company’s election for failure to comply with its obligations as set forth in Section 4.06(b) as set forth in Section 6.03(a), together with any Additional Interest that may accrue as a result of the Company’s failure to comply with its obligations as set forth in Section 4.06(d), accrue at a rate in excess of 0.50% per annum pursuant to this Indenture, regardless of the number of events or circumstances giving rise to the requirement to pay such Additional Interest.

(d) Notwithstanding the foregoing in this Section 6.03, the Company may elect to cure an Event of Default that occurs pursuant to Section 6.01(k) by offering to purchase the outstanding Notes as if the occurrence of such Event of Default were an occurrence of a Fundamental Change. To make this election, the Company must send out a notice within 20 Business Day after the occurrence of such Event of Default. In each case, such notice shall be deemed a notice of the Fundamental Change for the purposes of the offer to purchase described under Article 15. Such offer to repurchase shall be open for not less than 20 and not more than 35 Business Days and shall otherwise utilize the procedures set forth in Article 15. Until the consummation of the purchase offer, Holders and the Trustee may not exercise any remedies or institute enforcement proceedings with respect to the Notes or this Indenture (or the related obligations) arising from the occurrence of such Event of Default, including, without limitation, acceleration of the Notes, or institute any bankruptcy or insolvency proceedings with respect to the Company or any of its Subsidiaries.

Section 6.04 Payments of Notes on Default; Suit Therefor. If an Event of Default described in clause (a) or (b) of Section 6.01 shall have occurred and be continuing, the Company shall, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders, the whole amount then due and payable on the Notes for principal and premium, if any, and interest, if any, with interest on any overdue principal and interest, if any, at the rate borne by the Notes at such time and, in addition thereto, such further amount as shall be sufficient to cover any amounts due to the Trustee under Section 7.06. If the Company shall fail to pay such amounts forthwith upon such demand, each Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Notes and collect the moneys or other property adjudged or decreed to be payable in the manner provided by law.

In the event there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Notes under Title 11 of the United States Code, the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), or any other applicable law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Company or such other obligor, the property of the Company or such other obligor, or in the event of any other judicial proceedings relative to the Company or such other obligor upon the Notes, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 6.04, shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole amount of principal and accrued and unpaid interest, if any, in respect of the Notes, and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents and to take such other actions as it may deem necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceedings relative to the Company or any other obligor on the Notes, its or their creditors, or its or their property, and to collect and receive any monies or other property payable or deliverable on any such claims, and to distribute the same after the deduction of any amounts due to the Trustee under Section 7.06; and any receiver, assignee or trustee in bankruptcy or reorganization, liquidator, custodian or similar official is hereby authorized by each of the Holders to make such payments to the Trustee, as administrative expenses, and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for reasonable compensation, expenses, advances and disbursements, including agents and counsel fees, and including any other amounts due to the Trustee under Section 7.06, incurred by it up to the date of such distribution. To the extent that such payment of reasonable compensation, expenses, advances and disbursements out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, monies, securities and other property that the Holders may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting such Holder or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

All rights of action and of asserting claims under this Indenture, or under any of the Notes, may be enforced by the Trustee without the possession of any of the Notes, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders.

In any proceedings brought by the Trustee (and in any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party), the Trustee shall be held to represent all the Holders, and it shall not be necessary to make any Holders parties to any such proceedings.

In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of any waiver pursuant to Section 6.09 or any rescission and annulment pursuant to Section 6.02 or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company, the Holders and the Trustee shall, subject to any determination in such proceeding, be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the Holders and the Trustee shall continue as though no such proceeding had been instituted.

Section 6.05 Application of Monies Collected by Trustee. Any monies or property collected by the Trustee pursuant to this Article 6 with respect to the Notes shall be applied in the following order, at the date or dates fixed by the Trustee for the distribution of such monies, upon presentation of the several Notes, and stamping thereon the payment, if only partially paid, and upon surrender thereof, if fully paid:

First, to the payment of all amounts due to the Trustee under Section 7.06;

Second, in case the principal of the outstanding Notes shall not have become due and be unpaid, to the payment of interest on, and any cash due upon conversion of, the Notes in default in the order of the date due of the payments of such interest and cash due upon conversion, as the case may be, with interest (to the extent that such interest has been collected by the Trustee) upon such overdue payments at the rate borne by the Notes at such time, such payments to be made ratably to the Persons entitled thereto;

Third, in case the principal of the outstanding Notes shall have become due, by declaration or otherwise, and be unpaid to the payment of the whole amount (including, if applicable, the payment of the Redemption Price and the Fundamental Change Repurchase Price and any cash due upon conversion) then owing and unpaid upon the Notes for principal and interest, if any, with interest on the overdue principal and, to the extent that such interest has been collected by the Trustee, upon overdue installments of interest at the rate borne by the Notes at such time, and in case such monies shall be insufficient to pay in full the whole amounts so due and unpaid upon the Notes, then to the payment of such principal (including, if applicable, the Redemption Price and the Fundamental Change Repurchase Price and any cash due upon conversion) and interest without preference or priority of principal over interest, or of interest over principal or of any installment of interest over any other installment of interest, or of any Note over any other Note, ratably to the aggregate of such principal (including, if applicable, the Redemption Price and the Fundamental Change Repurchase Price and any cash due upon conversion) and accrued and unpaid interest; and Fourth, to the payment of the remainder, if any, to the Company.

Section 6.06 Proceedings by Holders. Except to enforce the right to receive payment of principal (including, if applicable, the Redemption Price and the Fundamental Change Repurchase Price) or interest when due, or the right to receive payment or delivery of the consideration due upon conversion, no Holder of any Note shall have any right by virtue of or by availing of any provision of this Indenture or the Notes to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Indenture, or for the appointment of a receiver, trustee, liquidator, custodian or other similar official, or for any other remedy hereunder, unless:

(a) such Holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof, as herein provided;

(b) Holders of at least 25% in aggregate principal amount of the Notes then outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in their own name as Trustee hereunder;

(c) such Holders shall have offered and, if requested, provided, to the Trustee such satisfactory security and/or indemnity to it against any loss, liability or expense (which shall include the reasonable costs of the Trustee’s legal counsel) to be incurred therein or thereby;

(d) the Trustee for 60 days after its receipt of such notice, request and offer of such security and/or indemnity, shall have neglected or refused to institute any such action, suit or proceeding; and

(e) no direction that, in the opinion of the Trustee, is inconsistent with such written request shall have been given to the Trustee by the Holders of a majority of the aggregate principal amount of the Notes then outstanding within such 60-day period pursuant to Section 6.09, it being understood and intended, and being expressly covenanted by the taker and Holder of every Note with every other taker and Holder and the Trustee that no one or more Holders shall have any right in any manner whatever by virtue of or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of any other Holder, or to obtain or seek to obtain priority over or preference to any other such Holder, or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all Holders (except as otherwise provided herein). For the protection and enforcement of this Section 6.06, each and every Holder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Notwithstanding any other provision of this Indenture and any provision of any Note, each Holder shall have the right to receive payment or delivery, as the case may be, of (x) the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, (y) accrued and unpaid interest, if any, on, and (z) the consideration due upon conversion of, such Note, on or after the respective due dates expressed or provided for in such Note or in this Indenture, or to institute suit for the enforcement of any such payment or delivery, as the case may be.

Section 6.07 Proceedings by Trustee. In case of an Event of Default, the Trustee may in its sole discretion proceed to protect and enforce the rights vested in the Trustee by this Indenture by such appropriate judicial proceedings as are necessary to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

Section 6.08 Remedies Cumulative and Continuing. Except as provided in the last paragraph of Section 2.06, all powers and remedies given by this Article 6 to the Trustee or to the Holders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other powers and remedies available to the Trustee or the Holders, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture, and no delay or omission of the Trustee or of any Holder of any of the Notes to exercise any right or power accruing upon any Default or Event of Default shall impair any such right or power, or shall be construed to be a waiver of any such Default or Event of Default or any acquiescence therein; and, subject to the provisions of Section 6.06, every power and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders.

Section 6.09 Direction of Proceedings and Waiver of Defaults by Majority of Holders. The Holders of a majority of the aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 8.04 shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes; provided, however, that (a) such direction shall not be in conflict with any rule of law or with this Indenture, and (b) the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. The Trustee may refuse to follow any direction that conflicts with law or this Indenture or that it determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. The Holders of a majority in aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 8.04 may on behalf of the Holders of all of the Notes waive any past Default or Event of Default hereunder and its consequences except (i) a default in the payment of accrued and unpaid interest, if any, on, or the principal (including any Redemption Price and any Fundamental Change Repurchase Price) of, the Notes when due that has not been cured pursuant to the provisions of Section 6.01, (ii) a failure by the Company to pay or deliver, as the case may be, the consideration due upon conversion of the Notes or (iii) a default in respect of a covenant or provision hereof which under Article 10 cannot be modified or amended without the consent of each Holder of an outstanding Note affected. Upon any such waiver the Company, the Trustee and the Holders shall be restored to their former positions and rights hereunder; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. Whenever any Default or Event of Default hereunder shall have been waived as permitted by this Section 6.09, said Default or Event of Default shall for all purposes of the Notes and this Indenture be deemed to have been cured and to be not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

Section 6.10 Notice of Defaults. The Trustee shall, within 30 days after the occurrence and continuance of a Default of which a Responsible Officer has received written notice from the Company or a Holder, deliver to all Holders notice of all Defaults known to a Responsible Officer, unless such Defaults shall have been cured or waived before the giving of such notice; provided that, except in the case of a Default in the payment of the principal of (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable), or accrued and unpaid interest on, any of the Notes or a Default in the payment or delivery of the consideration due upon conversion, the Trustee shall be fully protected in withholding such notice if and so long as it determines that the withholding of such notice is in the interests of the Holders.

Section 6.11 Undertaking to Pay Costs. All parties to this Indenture agree, and each Holder of any Note by its acceptance thereof shall be deemed to have agreed, that any court may, in its discretion, require, in any suit for the enforcement of any right or remedy under this

Indenture, or in any suit against the Trustee for any action taken or omitted by the Trustee as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided that the provisions of this Section 6.11 (to the extent permitted by law) shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Notes at the time outstanding determined in accordance with Section 8.04, or to any suit instituted by any Holder for the enforcement of the payment of the principal of or accrued and unpaid interest, if any, on any Note (including, but not limited to, the Redemption Price and the Fundamental Change Repurchase Price, if applicable) on or after the due date expressed or provided for in such Note or to any suit for the enforcement of the right to convert any Note, or receive the consideration due upon conversion, in accordance with the provisions of Article 14.

ARTICLE VII

CONCERNING THE TRUSTEE

Section 7.01 Duties and Responsibilities of Trustee. Except during the continuance of an Event of Default, the Trustee will perform only such duties as are expressly set forth in this Indenture. The Trustee, prior to the occurrence of an Event of Default and after the curing or waiver of all Events of Default that may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. In the event an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent Person would exercise or use under the circumstances in the conduct of such Person’s own affairs; provided that if an Event of Default occurs and is continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under this Indenture at the written request or direction of any of the Holders unless such Holders have offered and, if requested, provided to the Trustee indemnity and/or satisfactory security to the Trustee against any loss, cost, fee, claim, damage, liability or expense (which includes the reasonable costs of the Trustee’s legal counsel) that might be incurred by it in compliance with such written request or direction.

No provision of this Indenture shall be construed to relieve the Trustee from liability for its own gross negligence or willful misconduct, except that:

(a) prior to the occurrence of an Event of Default and after the curing or waiving of all Events of Default that may have occurred:

(i) the duties and obligations of the Trustee shall be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of gross negligence or willful misconduct on the part of the Trustee, the Trustee may conclusively rely upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture as to the truth of the statements and the correctness of the opinions expressed therein; but, in the case of any such certificates or opinions that by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein); provided, however, that the Trustee need not act or refrain from acting based on any certificate or opinion that it determines to be not in conformity with the requirements of this Indenture. If presented with a nonconforming certificate or opinion, the Trustee may request the delivering party to reissue the certificate or opinion in the manner required by this Indenture before taking any action;

(b) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless it shall be proved that the Trustee was grossly negligent in ascertaining the pertinent facts;

(c) the Trustee shall not be liable with respect to any action taken or omitted to be taken by the Trustee in good faith in accordance with the direction of the Holders of not less than 25% of the aggregate principal amount of the Notes at the time outstanding determined as provided in Section 8.04 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture;

(d) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with any direction of the Company given under this Indenture;

(e) whether or not therein provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Trustee shall be subject to the provisions of this Section;

(f) the Trustee shall not be liable in respect of any payment (as to the correctness of amount, entitlement to receive or any other matters relating to payment) or notice effected by the Company or any Paying Agent or any records maintained by any co-Note Registrar with respect to the Notes;

(g) if any party fails to deliver a notice relating to an event the fact of which, pursuant to this Indenture, requires notice to be sent to the Trustee, the Trustee may conclusively rely on its failure to receive such notice as reason to act as if no such event occurred;

(h) in the absence of written investment direction from the Company, all cash received by the Trustee shall be placed in a non-interest bearing trust account, and in no event shall the Trustee be liable for the selection of investments or for investment losses incurred thereon or for losses incurred as a result of the liquidation of any such investment prior to its maturity date or the failure of the party directing such investments prior to its maturity date or the failure of the party directing such investment to provide timely written investment direction, and the Trustee shall have no obligation to invest or reinvest any amounts held hereunder in the absence of such written investment direction from the Company; and

(i) in the event that the Trustee is also acting as Custodian, Note Registrar, Paying Agent, Conversion Agent or transfer agent hereunder, the rights and protections afforded to the Trustee pursuant to this Article 7 shall also be afforded to such Custodian, Note Registrar, Paying Agent, Conversion Agent or transfer agent.

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in acting under this Indenture.

Section 7.02 Reliance on Documents, Opinions, Etc. Except as otherwise provided in Section 7.01:

(a) the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, note, coupon or other paper or document believed by the Trustee in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b) any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officer’s Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any Board Resolution may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company;

(c) the Trustee may consult with counsel of its selection (including its internal counsel), and require an Opinion of Counsel and any advice of such counsel or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or omitted by the Trustee hereunder in good faith and in accordance with such advice or Opinion of Counsel;

(d) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall incur no liability of any kind by reason of such inquiry or investigation;

(e) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, affiliates, custodians, nominees or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent, affiliate, custodian, nominee or attorney appointed by the Trustee with due care hereunder;

(f) the permissive rights of the Trustee to take or refrain from taking any action enumerated herein shall not be construed as an obligation or duty;

(g) the Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder;

(h) the Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture; and

(i) the Trustee shall not be responsible or liable for any action it takes or omits to take in good faith which it reasonably believes to be authorized or within its rights or powers; and neither the Trustee nor any of its directors, officers, employees, agents or affiliates shall be responsible for nor have any duty to monitor the performance or any action of the Company, or any of its directors, members, officers, agents, affiliates or employees, nor shall it have any liability in connection with the malfeasance or nonfeasance of any such party. The Trustee shall not be responsible for any inaccuracy or omission in the information obtained from the Company or for any inaccuracy or omission in the records that may result from such information or any failure by the Trustee to perform its duties as set forth herein as a result of any such inaccuracy or omission. In no event shall the Trustee be liable for any consequential, punitive, special or indirect loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

The Trustee shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default with respect to the Notes, unless a Responsible Officer shall have received written notice from the Company or a Holder describing such Default or Event of Default, and stating that such notice is a notice of Default or Event of Default.

Section 7.03 No Responsibility for Recitals, Etc. The recitals contained herein and in the Notes (except in the Trustee’s certificate of authentication) shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes. The Trustee shall not be accountable for the use or application by the Company of any Notes or the proceeds of any Notes authenticated and delivered by the Trustee in conformity with the provisions of this Indenture.

Section 7.04 Trustee, Paying Agents, Conversion Agents, Bid Solicitation Agent or Note Registrar May Own Notes. The Trustee, any Paying Agent, any Conversion Agent, Bid Solicitation Agent (if other than the Company or any Affiliate thereof) or Note Registrar, in their individual or any other capacity, may become the owner or pledgee of Notes with the same rights they would have if they were not the Trustee, Paying Agent, Conversion Agent, Bid Solicitation Agent or Note Registrar.

Section 7.05 Monies and Shares to Be Held in Trust. All monies and Shares received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received. Money and Shares held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money or Shares received by the Trustee hereunder except as may be agreed from time to time by the Company and the Trustee.

Section 7.06 Compensation and Expenses of Trustee. The Company covenants and agrees to pay to the Trustee from time to time and the Trustee shall receive such compensation for all services rendered by the Trustee hereunder in any capacity (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) as mutually agreed to in writing between the Trustee and the Company, and the Company shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances reasonably incurred or made by the Trustee in accordance with any of the provisions of this Indenture in any capacity thereunder (including the reasonable compensation and the expenses and disbursements of its agents and counsel and of all Persons not regularly in its employ) except any such expense, disbursement or advance as shall have been caused by a Trustee’s gross negligence or willful misconduct. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date shall bear interest at the then current rate charged by the Trustee against unpaid invoices and shall be payable upon demand. The Company also covenants to indemnify the Trustee or any predecessor Trustee in any capacity under this Indenture and any other document or transaction entered into in connection herewith and its agents and any authenticating agent for, and to hold them harmless against, any loss, claim, demand, assessment, interest, penalty, action, suit, proceeding, damage, liability, cost or expense (whether asserted by any Holder, the Company or otherwise), including, without limiting the foregoing, expert, consultant and reasonable counsel fees and disbursements on a solicitor and client basis, incurred without gross negligence or willful misconduct on the part of the Trustee, its affiliates, officers, directors, agents or employees, or such agent or authenticating agent, as the case may be, and arising out of or in connection with the acceptance or administration of this Indenture or in any other capacity hereunder, including the costs and expenses of defending themselves against any claim of liability in the premises, including furthermore, without limitation, the costs and expenses of enforcing the terms of this Indenture including this Section 7.0 and the indemnification provide herein. The obligations of the Company under this Section 7.06 to compensate or indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall be secured by a senior claim to which the Notes are hereby made subordinate on all money or property held or collected by the Trustee, except, subject to the effect of Section 6.05, funds held in trust herewith for the benefit of the Holders of particular Notes. The Trustee’s right to receive payment of any amounts due under this Section 7.06 shall not be subordinate to any other liability or indebtedness of the Company. The obligation of the Company under this Section 7.06 shall survive the satisfaction and discharge of this Indenture and the earlier resignation or removal of the Trustee. The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld, delayed or conditioned. The Company shall not enter into any settlement with respect to any claim asserted to which the Trustee is a party without the Trustee’s prior written consent (which such consent shall not be unreasonably withheld or delayed). The indemnification provided in this Section 7.06 shall extend to the affiliates, officers, directors, agents and employees of the Trustee.

Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee and its agents and any authenticating agent incur expenses or render services after an Event of Default specified in Section 6.01(h) or Section 6.01(i) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy, insolvency or similar laws.

Section 7.07 Officer’s Certificate as Evidence. Except as otherwise provided in Section 7.01, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of gross negligence or willful misconduct on the part of the Trustee, be deemed to be conclusively proved and established by an Officer’s Certificate delivered to the Trustee, and such Officer’s Certificate, in the absence of willful misconduct on the part of the Trustee, shall be full warrant to the Trustee for any action taken or omitted by the Trustee under the provisions of this Indenture upon the faith thereof.

Section 7.08 Eligibility of Trustee. There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act (as if the Trust Indenture Act were applicable hereto) to act as such and has a combined capital and surplus of at least the minimum amount required by the Trust Indenture Act. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 7.09 Resignation or Removal of Trustee. (a) The Trustee may at any time resign by giving written notice of such resignation to the Company and by delivering notice thereof to the Holders. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee. If no successor trustee shall have been so appointed and have accepted appointment within 45 days after the giving of such notice of resignation to the Holders, the resigning Trustee may, upon ten Business Days’ notice to the Company and the Holders, petition any court of competent jurisdiction, at the sole expense of the Company, for the appointment of a successor trustee, or any Holder who has been a bona fide Holder for at least six months (or since the date of this Indenture) may, subject to the provisions of Section 6.11, on behalf of himself or herself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

(b) In case at any time any of the following shall occur:

(i) there shall no longer be a Trustee eligible in accordance with the provisions of Section 7.08 and the Trustee shall fail to resign after written request therefor by the Company or Holders in the manner required by Section 7.09(c), or

(ii) the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in either case, the Company may by a Board Resolution remove the Trustee and appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of

Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to the provisions of Section 6.11, any Holder who has been a bona fide holder of a Note or Notes for at least six months (or since the date of this Indenture) may, on behalf of himself or herself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee.

(c) The Holders of a majority in aggregate principal amount of the Notes at the time outstanding, as determined in accordance with Section 8.04, may at any time remove the Trustee and nominate a successor trustee that shall be deemed appointed as successor trustee unless within ten days after notice to the Company of such nomination the Company objects thereto, in which case the Trustee so removed or any Holder, upon the terms and conditions and otherwise as in Section 7.09(a) provided, may petition any court of competent jurisdiction for an appointment of a successor trustee.

(d) Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section 7.09 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 7.10.

(e) The resigning Trustee shall not be responsible or liable for the actions or inactions of any successor Trustee.

Section 7.10 Acceptance by Successor Trustee. Any successor trustee appointed as provided in Section 7.09(a) shall execute, acknowledge and deliver to the Company and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as Trustee herein; but, nevertheless, on the written request of the Company or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of Section 7.06, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon request of any such successor trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Any trustee ceasing to act shall, nevertheless, retain a senior claim to which the Notes are hereby made subordinate on all money or property held or collected by such trustee as such, except for funds held in trust for the benefit of Holders of particular Notes, to secure any amounts then due it pursuant to the provisions of Section 7.06.

No successor trustee shall accept appointment as provided in this Section 7.10 unless at the time of such acceptance such successor trustee shall be eligible under the provisions of Section 7.08.

Upon acceptance of appointment by a successor trustee as provided in this Section 7.10, each of the Company and the successor trustee, at the written direction and at the expense of the Company shall deliver or cause to be delivered notice of the succession of such trustee hereunder to the Holders. If the Company fails to deliver such notice within ten days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be delivered at the expense of the Company.

Section 7.11 Succession by Merger, Etc. Any corporation or other entity into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee (including the administration of this Indenture), shall be the successor to the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that in the case of any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee such corporation or other entity shall be eligible under the provisions of Section 7.08.

In case at the time a successor to the Trustee shall succeed to the trusts created by this Indenture, any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee or authenticating agent appointed by such predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee or an authenticating agent appointed by such successor trustee may authenticate such Notes either in the name of any predecessor trustee hereunder or in the name of the successor trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor trustee or to authenticate Notes in the name of any predecessor trustee shall apply only to its successor or successors by merger, conversion or consolidation.

Section 7.12 Trustee’s Application for Instructions from the Company. Any application by the Trustee for written instructions from the Company (other than with regard to any action proposed to be taken or omitted to be taken by the Trustee that affects the rights of the Holders under the Indenture) may, at the option of the Trustee, set forth in writing any action proposed to be taken or omitted by the Trustee under this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective. In the absence of gross negligence or willful misconduct on the part of the Trustee, the Trustee shall not be liable to the Company for any action taken by, or omission of, the Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three Business Days after the date any officer that the Company has indicated to the Trustee should receive such application actually receives such application, unless any such officer shall have consented in writing to any earlier date), unless, prior to taking any such action (or the Effective Date in the case of any omission), the Trustee shall have received written instructions in accordance with this Indenture in response to such application specifying the action to be taken or omitted.

ARTICLE VIII

CONCERNING THE HOLDERS

Section 8.01 Action by Holders. Whenever in this Indenture it is provided that the Holders of a specified percentage of the aggregate principal amount of the Notes may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action, the Holders of such specified percentage have joined therein may be evidenced

(a) by any instrument or any number of instruments of similar tenor executed by Holders in person or by agent or proxy appointed in writing, or

(b) by the record of the Holders voting in favor thereof at any meeting of Holders duly called and held in accordance with the provisions of Article 9, or

(c) by a combination of such instrument or instruments and any such record of such a meeting of Holders.

Whenever the Company or the Trustee solicit the taking of any action by the Holders, the Company or the Trustee may, but shall not be required to, fix in advance of such solicitation, a date as the record date for determining Holders entitled to take such action. The record date if one is selected shall be not more than fifteen days prior to the date of commencement of solicitation of such action.

Section 8.02 Proof of Execution by Holders. Subject to the provisions of Section 7.01, Section 7.02, Section 7.07 and Section 9.05, proof of the execution of any instrument or writing by a Holder or its agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The holding of Notes shall be proved by the Note Register or by a certificate of the Note Registrar. The record of any Holders’ meeting shall be proved in the manner provided in Section 9.06.

Section 8.03 Who Are Deemed Absolute Owners. The Company, the Trustee, any authenticating agent, any Paying Agent, any Conversion Agent and any Note Registrar may deem the Person in whose name a Note shall be registered upon the Note Register to be, and may treat it as, the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing thereon made by any Person other than the Company or any Note Registrar) for the purpose of receiving payment of or on account of the principal (including any Redemption Price and any Fundamental Change Repurchase Price) of and (subject to Section 2.03(a)) accrued and unpaid interest on such Note, for conversion of such Note and for all other purposes under this Indenture; and neither the Company nor the Trustee nor any Paying Agent nor any Conversion Agent nor any Bid Solicitation Agent nor any Note Registrar shall be affected by any notice to the contrary. The sole registered holder of a Global Note shall be the Depositary or its nominee. All such payments or deliveries so made to any Holder, or upon its order, shall be valid, and, to the extent of the sums or Shares so paid or delivered, effectual to satisfy and discharge the liability for monies payable or shares deliverable upon any such Note. Notwithstanding anything to the contrary in this Indenture or the Notes following an Event of Default, any holder of a beneficial interest in a Global Note may directly enforce against the Company, without the consent, solicitation, proxy, authorization or any other action of the Depositary or any other Person, such holder’s right to exchange such beneficial interest for a Definitive Note in accordance with the provisions of this Indenture.

Section 8.04 Company-Owned Notes Disregarded. In determining whether the Holders of the requisite aggregate principal amount of Notes have concurred in any direction, consent, waiver or other action under this Indenture, Notes that are owned by the Company, by any Subsidiary thereof or by any Affiliate of the Company or any Subsidiary thereof shall be disregarded and deemed not to be outstanding for the purpose of any such determination. Notes so owned that have been pledged in good faith may be regarded as outstanding for the purposes of this Section 8.04 if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to so act with respect to such Notes and that the pledgee is not the Company, a Subsidiary thereof or an Affiliate of the Company or a Subsidiary thereof. In the case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel (including its internal counsel) shall be full protection to the Trustee. Upon request of the Trustee, the Company shall furnish to the Trustee promptly an Officer’s Certificate listing and identifying all Notes, if any, known by the Company to be owned or held by or for the account of any of the above described Persons; and, subject to Section 7.01, Section 7.02 and Section 7.07, the Trustee shall be entitled to accept such Officer’s Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are outstanding for the purpose of any such determination.

Section 8.05 Revocation of Consents; Future Holders Bound. At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 8.01(a), of the taking of any action by the Holders of the percentage of the aggregate principal amount of the Notes specified in this Indenture in connection with such action, any Holder of a Note that is shown by the evidence to be included in the Notes the Holders of which have consented to such action may, by filing written notice with the Trustee at its Corporate Trust Office and upon proof of holding as provided in Section 8.02, revoke such action so far as concerns such Note. Except as aforesaid, any such action taken by the Holder of any Note shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Note and of any Notes issued in exchange or substitution therefor or upon registration of transfer thereof, irrespective of whether any notation in regard thereto is made upon such Note or any Note issued in exchange or substitution therefor or upon registration of transfer thereof.

ARTICLE IX

HOLDERS’ MEETINGS

Section 9.01 Purpose of Meetings. A meeting of Holders may be called at any time and from time to time pursuant to the provisions of this Article 9 for any of the following purposes:

(a) to give any notice to the Company or to the Trustee or to give any directions to the Trustee permitted under this Indenture, or to consent to the waiving of any Default or Event of Default hereunder (in each case, as permitted under this Indenture) and its consequences, or to take any other action authorized to be taken by Holders pursuant to any of the provisions of Article 6;

(b) to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article 7;

(c) to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 10.02; or

(d) to take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Notes under any other provision of this Indenture or under applicable law.

Section 9.02 Call of Meetings by Company or Majority of Holders. The Company or Holders of at least a majority of the aggregate principal amount of the Notes then outstanding may at any time call a meeting of Holders to take any action specified in Section 9.01, to be held at such time and at such place as the Company or the Holders calling such meeting shall determine. Notice of every meeting of the Holders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting and the establishment of any record date pursuant to Section 8.01(a), shall be delivered by the Company or the Holders calling such meeting (or, if requested in writing, by the Trustee on its or their behalf) to Holders of such Notes. If such meeting is called by Holders, such notice shall also be delivered to the Company. Such notices shall be delivered not less than 20 nor more than 90 days prior to the date fixed for the meeting.

Any meeting of Holders shall be valid without notice if the Holders of all Notes then outstanding are present in person or by proxy or if notice is waived before or after the meeting by the Holders of all Notes then outstanding, and if the Company and the Trustee are either present by duly authorized representatives or have, before or after the meeting, waived notice.

Section 9.03 Call of Meetings by Company or Holders. In case at any time the Company, pursuant to a Board Resolution, or the Holders of at least 10% of the aggregate principal amount of the Notes then outstanding, shall have requested the Trustee to call a meeting of Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have delivered the notice of such meeting within 20 days after receipt of such request, then the Company or such Holders may determine the time and the place for such meeting and may call such meeting to take any action authorized in Section 9.01, by delivering notice thereof as provided in Section 9.02.

Section 9.04 Qualifications for Voting. To be entitled to vote at any meeting of Holders a Person shall (a) be a Holder of one or more Notes on the record date pertaining to such meeting or (b) be a Person appointed by an instrument in writing as proxy by a Holder of one or more Notes on the record date pertaining to such meeting. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

Section 9.05 Regulations. The Company or the Holders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Holders of a majority in aggregate principal amount of the outstanding Notes represented at the meeting and entitled to vote at the meeting.

Subject to the provisions of Section 8.04, at any meeting of Holders each Holder or proxyholder shall be entitled to one vote for each $1,000 principal amount of Notes held or represented by him or her; provided, however, that no vote shall be cast or counted at any meeting in respect of any Note challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Notes held by it or instruments in writing as aforesaid duly designating it as the proxy to vote on behalf of other Holders. Any meeting of Holders duly called pursuant to the provisions of Section 9.02 or Section 9.03 may be adjourned from time to time by the Holders of a majority of the aggregate principal amount of Notes represented at the meeting, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

Section 9.06 Voting. The vote upon any resolution submitted to any meeting of Holders shall be by written ballot on which shall be subscribed the signatures of the Holders or of their representatives by proxy and the outstanding aggregate principal amount of the Notes held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Holders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was delivered as provided in Section 9.02. The record shall show the aggregate principal amount of the Notes voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.

Any record so signed and verified shall be conclusive evidence of the matters therein stated.

Section 9.07 No Delay of Rights by Meeting. Nothing contained in this Article 9 shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Holders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Holders under any of the provisions of this Indenture or of the Notes.

ARTICLE X

SUPPLEMENTAL INDENTURES

Section 10.01 Supplemental Indentures Without Consent of Holders. Without the consent of any Holders, the Company and the Trustee, at the Company’s expense, may from time to time and at any time enter into an indenture or indentures supplemental hereto, or amend the Indenture and the Notes, for one or more of the following purposes:

(a) to cure any ambiguity, omission, defect or inconsistency;

(b) to provide for the assumption by a Successor Company of the obligations of the Company under this Indenture pursuant to Article 11;

(c) to add guarantees with respect to the Notes;

(d) to secure the Notes;

(e) to add to the covenants or Events of Default of the Company for the benefit of the Holders or surrender any right or power conferred upon the Company;

(f) to make any change that does not adversely affect the rights of any

Holder;

(g) in connection with any Merger Event, to provide that the Notes are convertible into Reference Property, subject to the provisions of Section 14.02, and make such related changes to the terms of the Notes to the extent expressly required by Section 14.07;

(h) irrevocably elect a Settlement Method and/or Specified Dollar Amount (or a minimum Specified Dollar Amount) or eliminate the Company’s right to elect a Settlement Method;

(i) to conform the provisions of this Indenture or the Notes to the “Description of Notes” section of the Offering Memorandum, as supplemented by the related pricing term sheet, and as evidenced in an Officer’s Certificate to the extent the “Description of Notes” was meant to be a verbatim recitation of this Indenture;

(j) to comply with or otherwise facilitate settlement under the rules of any applicable securities depositary, including DTC and CDS, so long as such amendment does not materially and adversely affect the rights of any Holder;

(k) to increase the Conversion Rate as provided in this Indenture; or

(l) evidence and provide acceptance of appointment by a successor Trustee, Registrar, Paying Agent, Bid Solicitation Agent or Conversion Agent with respect to the Notes or to facilitate the administration of the trusts under this Indenture by more than one Trustee.

Upon the written request of the Company, the Trustee is hereby authorized to join with the Company in the execution of any such supplemental indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to, but may in its discretion, enter into any supplemental indenture that affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

Any supplemental indenture authorized by the provisions of this Section 10.01 may be executed by the Company and the Trustee without the consent of the Holders of any of the Notes at the time outstanding, notwithstanding any of the provisions of Section 10.02.

Section 10.02 Supplemental Indentures with Consent of Holders. With the consent (evidenced as provided in Article 8) of the Holders of at least a majority of the aggregate principal amount of the Notes then outstanding (determined in accordance with Article 8 and including, without limitation, consents obtained in connection with a repurchase of, or tender or exchange offer for, Notes), the Company and the Trustee, at the Company’s expense, may from time to time and at any time enter into an indenture or indentures supplemental hereto, or amend the Indenture and the Notes, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture, the Notes or any supplemental indenture or of modifying in any manner the rights of the Holders; provided, however, that, without the consent of each Holder of an outstanding Note affected, no such supplemental indenture shall:

(a) reduce the amount of Notes whose Holders must consent to an amendment; Note;

(b) reduce the rate of or extend the stated time for payment of interest on any

(c) reduce the principal of or change the Maturity Date of any Note;

(d) except as required by this Indenture, make any change that adversely affects the conversion rights of any Notes;

(e) reduce the Redemption Price or the Fundamental Change Repurchase Price of any Note (including in connection with Section 6.03(d)) or amend or modify in any manner adverse to the Holders the Company’s obligation to make such payments, whether through an amendment or waiver of provisions in the covenants or definitions hereof or otherwise;

(f) make any Note payable in currency, or at a place of payment, other than that stated in the Note, subject to the applicable procedures of the Depositary or CDS, as applicable;

(g) change the ranking of the Notes;

(h) impair the right of any Holder to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes; or

(i) make any change in this Article 10 that requires each Holder’s consent or in the waiver provisions in Section 6.02 or Section 6.09.

Upon the written request of the Company, and upon the filing with the Trustee of evidence of the consent of Holders as aforesaid and subject to Section 10.05, the Trustee shall join with the Company in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

Holders do not need under this Section 10.02 to approve the particular form of any proposed amendment, waiver or supplemental indenture. It shall be sufficient if such Holders approve the substance thereof. After any such amendment, waiver or supplemental indenture becomes effective, the Company shall deliver to the Holders a notice briefly describing such amendment, waiver or supplemental indenture. However, the failure to give such notice to all the Holders, or any defect in the notice, shall not impair or affect the validity of the supplemental indenture. Any amendment to this Indenture or the Notes, waiver or supplemental indenture, shall be subject to prior approval of the TSX, if applicable.

Section 10.03 Effect of Supplemental Indentures. Upon the execution of any supplemental indenture pursuant to the provisions of this Article 10, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitation of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company and the Holders shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

Section 10.04 Notation on Notes. Notes authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article 10 may, at the Company’s expense, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company or the Trustee shall so determine, new Notes so modified as to conform, in the opinion of the Trustee and the Company, to any modification of this Indenture contained in any such supplemental indenture may, at the Company’s expense, be prepared and executed by the Company, authenticated by the Trustee (or an authenticating agent duly appointed by the Trustee pursuant to Section 18.10) and delivered in exchange for the Notes then outstanding, upon surrender of such Notes then outstanding.

Section 10.05 Evidence of Compliance of Supplemental Indenture to Be Furnished to Trustee. In addition to the documents required by Section 18.05, the Trustee shall receive, and shall be fully protected in conclusively relying upon, an Officer’s Certificate and an Opinion of Counsel as conclusive evidence that any modification, amendment, waiver, or supplemental indenture executed pursuant hereto (i) complies with the requirements of this Article 10 and is permitted or authorized by the terms of this Indenture or Notes, as applicable; (ii) that all related conditions precedent to such modification, amendment, supplement or waiver have been complied with; and (iii) that such modification, amendment, waiver, or supplement indenture will be valid and binding upon the Company in accordance with its terms (which Opinion of Counsel shall state, subject to customary exceptions).

ARTICLE XI

CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

Section 11.01 Company May Consolidate, Etc. on Certain Terms. Subject to the provisions of Section 11.02, the Company shall not consolidate or amalgamate with, merge with or into, or sell, convey, transfer or lease all or substantially all of the consolidated properties and assets of the Company and its Subsidiaries taken as a whole, to another Person (other than any such sale, conveyance, transfer or lease to one or more of the Company’s direct or indirect Wholly-Owned Subsidiaries), unless:

(a) the resulting, surviving or transferee Person (the “Successor Company”), if not the Company, shall be a corporation organized and existing under the laws of Canada, any province or territory thereof, or the United States of America, any state thereof or the District of Columbia, and the Successor Company (if not the Company) shall expressly assume, by supplemental indenture, all of the obligations of the Company under the Notes and this Indenture; and

(b) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing under this Indenture.

For purposes of this Section 11.01, the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of one or more Subsidiaries of the Company to another Person, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Company to another Person.

Section 11.02 Successor Corporation to Be Substituted. In case of any such consolidation, amalgamation, merger, sale, conveyance, transfer or lease and upon the assumption by the Successor Company, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of and accrued and unpaid interest on all of the Notes, the due and punctual delivery or payment, as the case may be, of any consideration due upon conversion of the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Company, such Successor Company (if not the Company) shall succeed to and, except in the case of a lease of all or substantially all of the Company’s properties and assets, shall be substituted for the Company, with the same effect as if it had been named herein, and may thereafter exercise every right and power, of the Company under this Indenture. Such Successor Company thereupon may cause to be signed, and may issue either in its own name or in the name of the Company any or all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such Successor Company instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver, or cause to be authenticated and delivered, any Notes that previously shall have been signed and delivered by the Officers of the Company to the Trustee for authentication, and any Notes that such Successor Company thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Notes so issued shall in all respects have the same legal rank and benefit under this Indenture as the Notes theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Notes had been issued at the date of the execution hereof. In the event of any such consolidation, amalgamation, merger, sale, conveyance or transfer (but not in the case of a lease), upon compliance with this Article 11 the Person named as the “Company” in the first paragraph of this Indenture (or any successor that shall thereafter have become such in the manner prescribed in this Article 11) may be dissolved, wound up and liquidated at any time thereafter and, except in the case of a lease, such Person shall be released from its liabilities as obligor and maker of the Notes and from its obligations under this Indenture and the Notes.

In case of any such consolidation, amalgamation, merger, sale, conveyance, transfer or lease, such changes in phraseology and form (but not in substance) may be made in the Notes thereafter to be issued as may be appropriate.

ARTICLE XII

IMMUNITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS AND DIRECTORS

Section 12.01 Indenture and Notes Solely Corporate Obligations. No recourse for the payment of the principal of or accrued and unpaid interest on any Note, nor for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in this Indenture or in any supplemental indenture or in any Note, nor because of the creation of any indebtedness represented thereby, shall be had against any incorporator, shareholder, employee, agent, officer or director or Subsidiary, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Notes.

ARTICLE XIII

[INTENTIONALLY OMITTED]

ARTICLE XIV

CONVERSION OF NOTES

Section 14.01 Conversion Privilege. (a) Subject to and upon compliance with the provisions of this Article 14, each Holder of a Note shall have the right, at such Holder’s option, to convert all or any portion (if the portion to be converted is $1,000 principal amount or an integral multiple thereof) of such Note (i) prior to the close of business on the Business Day immediately preceding the Free Conversion Date under the circumstances and during the periods set forth in Section 14.01(b), and (ii) on or after the Free Conversion Date prior to the close of business on the second Scheduled Trading Day immediately preceding the Maturity Date, at any time, and, in each case, at an initial conversion rate of 216.0761 Shares (subject to adjustment as provided in this Article 14, the “Conversion Rate”) per $1,000 principal amount of Notes (subject to, and in accordance with, the settlement provisions of Section 14.02, the “Conversion Obligation”). For the avoidance of doubt, neither the Trustee nor Conversion Agent shall have any duty to determine or verify the Company’s determination of whether any of the conditions to conversion have been satisfied. The Company shall send written notification to the Trustee and

Conversion Agent at such times as the Notes become convertible under the circumstances described above.

(b) (i) Prior to the close of business on the Business Day immediately preceding the Free Conversion Date, a Holder may surrender all or any portion of its Notes for conversion at any time during the five Business Day period immediately after any five consecutive Trading Day period (the “Measurement Period”) in which the Trading Price per $1,000 principal amount of Notes, as determined following a request by a Holder in accordance with this subsection (b)(i), for each Trading Day of the Measurement Period was less than 98% of the product of the Last Reported Sale Price of the Shares on each such Trading Day and the Conversion Rate on each such Trading Day. The Trading Prices shall be determined by the Bid Solicitation Agent pursuant to this subsection (b)(i) and the definition of Trading Price set forth in this Indenture. The Bid Solicitation Agent (if other than the Company) shall have no obligation to determine the Trading Price per $1,000 principal amount of Notes unless the Company has requested such determination, and the Company shall have no obligation to make such request (or, if the Company is acting as Bid Solicitation Agent, the Company shall have no obligation to determine the Trading Price per $1,000 principal amount of Notes) unless a Holder of at least $2,000,000 aggregate principal amount of Notes provides the Company with reasonable evidence that the Trading Price per $1,000 principal amount of Notes on any Trading Day would be less than 98% of the product of the Last Reported Sale Price of the Shares on such Trading Day and the Conversion Rate on such Trading Day, at which time the Company shall instruct the Bid Solicitation Agent (if other than the Company) to determine, or if the Company is acting as Bid Solicitation Agent, the Company shall determine, the Trading Price per $1,000 principal amount of Notes beginning on the next Trading Day and on each successive Trading Day until the Trading Price per $1,000 principal amount of Notes is greater than or equal to 98% of the product of the Last Reported Sale Price of the Shares and the Conversion Rate. If (x) the Company is not acting as Bid Solicitation Agent, and the Company does not, when the Company is required to, instruct the Bid Solicitation Agent to determine the Trading Price per $1,000 principal amount of Notes when obligated as provided in the preceding sentence, or if the Company instructs the Bid Solicitation Agent to obtain bids and the Bid Solicitation Agent fails to make such determination, or (y) the Company is acting as Bid Solicitation Agent and the Company fails to make such determination when obligated as provided in the preceding sentence, then, in either case, the Trading Price per $1,000 principal amount of Notes shall be deemed to be less than 98% of the product of the Last Reported Sale Price of Shares and the Conversion Rate. If the Trading Price condition set forth above has been met, the Company shall use reasonable efforts to so notify the Holders, the Trustee and the Conversion Agent (if other than the Trustee) in writing; provided that the failure to give such notice shall not be considered a Default or form the basis for an Event of Default under this Indenture. Neither the Trustee nor the Bid Solicitation Agent shall have any liability or responsibility for any Trading Price or related information or the accuracy thereof. Any such determination shall be conclusive absent manifest error. If, at any time after the Trading Price condition set forth above has been met, the Trading Price per $1,000 principal amount of Notes is greater than or equal to 98% of the product of the Last Reported Sale Price of the Shares and the Conversion Rate for such date, the Company shall so notify the Holders, the Trustee and the Conversion Agent (if other than the Trustee) in writing.

(ii) If, prior to the close of business on the Business Day immediately preceding the Free Conversion Date, the Company elects to:

(A) issue to all or substantially all holders of the Shares any rights, options or warrants (other than pursuant to a shareholder rights plan) entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase the Shares at a price per Share that is less than the average of the Last Reported Sale Prices of the Shares for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance; or

(B) distribute to all or substantially all holders of the Shares the Company’s assets, securities or rights to purchase securities of the Company (other than in connection with a distribution under Section 14.04(a) and other than pursuant to a shareholder rights plan), which distribution has a per Share value, as reasonably determined by the Company in good faith, exceeding 10% of the Last Reported Sale Price of the Shares on the Trading Day preceding the date of announcement for such distribution, then, in either case, the Company shall notify all Holders, the Trustee and the Conversion Agent (if other than the Trustee) at least 50 Scheduled Trading Days prior to the Ex-Dividend Date for such issuance or distribution; provided, however, that if the Company is then otherwise permitted to settle conversions of Notes by Physical Settlement (and for the avoidance of doubt, the Company has not elected another Settlement Method to apply), then the Company may instead elect to provide such notice at least 10 Scheduled Trading Days prior to such Ex-Dividend Date, in which case the Company shall be required, notwithstanding anything to the contrary in Section 14.02, to settle all conversions of Notes with a Conversion Date occurring during the period from, and including, the date the Company provides such notice to, and including, the Ex- Dividend Date for such issuance or distribution (or, if earlier, the date the Company announces that such issuance or distribution shall not take place) by Physical Settlement, and the Company shall describe the same in such notice. Once the Company has given such notice, a Holder may surrender all or any portion of its Notes for conversion at any time until the earlier of (1) the close of business on the Business Day immediately preceding the Ex-Dividend Date for such issuance or distribution and (2) the Company’s announcement that such issuance or distribution shall not take place, in each case, even if the Notes are not otherwise convertible at such time; provided that Holders may not convert their Notes pursuant to this subsection (b)(ii) if they participate, subject to TSX approval, at the same time and upon the same terms as holders of the Shares and solely as a result of holding the Notes, in any of the transactions described in clause (A) or (B) of this subsection (b)(ii) without having to convert their Notes as if they held a number of Shares equal to the Conversion Rate, multiplied by the principal amount (expressed in thousands) of Notes held by such Holder.

(iii) If prior to the close of business on the Business Day immediately preceding the Free Conversion Date (A) a transaction or event that constitutes a Fundamental Change or a Make-Whole Fundamental Change occurs (regardless of whether the Company has an obligation to offer the Holders to repurchase the Notes pursuant to Section 15.02), or (B) the Company is a party to a consolidation, merger, amalgamation, binding share exchange, or transfer or lease of all or substantially all of its assets in each case, pursuant to which its shares would be converted into cash, securities or other assets that is completed prior to the Free

Conversion Date, then, in each case, all or any portion of a Holder’s Notes may be surrendered for conversion at any time from or after the date that is 30 Scheduled Trading Days prior to the anticipated Effective Date of the transaction (or, if later, the earlier of (x) the Business Day after the Company gives notice of such transaction and (y) the actual Effective Date of such transaction) until 35 Trading Days after the actual Effective Date of such transaction, or, if such transaction also constitutes a Fundamental Change, until the close of business on the Business Day immediately preceding the related Fundamental Change Repurchase Date. The Company shall notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) in writing (A) as promptly as practicable following the date the Company publicly announces such transaction but in no event less than 30 Scheduled Trading Days prior to the anticipated Effective Date of such transaction, or (B) if the Company does not have knowledge of such transaction at least 30 Scheduled Trading Days prior to the anticipated Effective Date of such transaction, within one Business Day of the date upon which the Company receives notice, or otherwise becomes aware, of such transaction, but in no event later than the actual Effective Date of such transaction.

(iv) Prior to the close of business on the Business Day immediately preceding the Free Conversion Date, a Holder may surrender all or any portion of its Notes for conversion at any time during any calendar quarter commencing after the calendar quarter ending on March 31, 2025 (and only during such calendar quarter), if the Last Reported Sale Price of the Shares for at least 20 Trading Days (whether or not consecutive) during the period of 30 consecutive Trading Days ending on, and including, the last Trading Day of the immediately preceding calendar quarter is greater than or equal to 130% of the Conversion Price on each applicable Trading Day.

(v) If the Company calls any or all of the Notes for Tax Redemption pursuant to Article 16 or Optional Redemption pursuant to Article 17 prior to the close of business on the Business Day immediately preceding the Free Conversion Date, then a Holder may surrender all or any portion of its Notes for conversion at any time prior to the close of business on the Scheduled Trading Day prior to the relevant Redemption Date, even if the Notes are not otherwise convertible at such time. After that time, the right to convert pursuant to this subsection (b)(v) shall expire, unless the Company defaults in the payment of the Redemption Price, in which case a Holder of Notes may convert all or any portion of its Notes until the Redemption Price has been paid or duly provided for.

(c) Notwithstanding anything to the contrary set forth herein, if, prior to the date that is five years plus one day from the last date of original issuance of Notes (including any Notes issued pursuant to the Initial Purchasers’ option to purchase additional Notes as set forth in the Purchase Agreement), Holders would otherwise be entitled to receive, upon conversion of the Notes, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied for the 2007 taxation year (referred to herein as “Ineligible Consideration”), such Holders shall not be entitled to receive such Ineligible Consideration but the Company or the successor or acquirer, as the case may be, shall have the right (at the sole option of the Company or the successor or acquirer, as the case may be) to deliver either such Ineligible Consideration or “prescribed securities,” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied for the 2007 taxation year, with a market value equal to the market value of such Ineligible Consideration. The Company shall notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) in writing as promptly as practicable following the date the Company publicly announces such transaction but in no event less than 50 Scheduled Trading Days prior to the anticipated Effective Date of such transaction, unless the Company previously agreed to a Physical Settlement for all such conversions, in which case the Company shall notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) in writing no less than 10 Scheduled Trading Days prior to the anticipated Effective Date of such transaction. Such notice shall also state the consideration into which the Notes shall be convertible after the Effective Date of such transaction. After such notice, the Company or the successor or acquirer, as the case may be, may not change the consideration to be delivered upon conversion of the Notes except in accordance with any other provision of this Indenture. The Trustee/conversion agent shall have no duty or obligation to deliver or determine the amount of Ineligible Consideration due upon conversion of notes.

(d) For the avoidance of doubt, neither the Trustee, the Conversion Agent, nor the Paying Agent shall at any time be under any duty or responsibility to the Company, the Bid Solicitation Agent, or any Holder to determine the Conversion Rate (or any adjustment thereto) or whether any facts exist that may require any adjustment (including any increase) of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. Neither the Trustee, the Conversion Agent, nor the Paying Agent shall be accountable with respect to the validity or value (or the kind or amount) of any Shares, or of any securities, property or cash that may at any time be issued or delivered upon the Conversion of any Note, and neither the Trustee, the Conversion Agent, nor the Paying Agent make any representations with respect thereto.

Section 14.02 Conversion Procedure; Settlement Upon Conversion.

(a) Subject to this Section 14.02, Section 14.03(b) and Section 14.07(a), upon conversion of any Note, the Company shall satisfy its Conversion Obligation by paying or delivering, as the case may be, to the converting Holder, in respect of each $1,000 principal amount of Notes being converted, cash (“Cash Settlement”), Shares, together with cash, if applicable, in lieu of delivering any fractional share of Shares in accordance with subsection (j) of this Section 14.02 (“Physical Settlement”) or a combination of cash and Shares, together with cash, if applicable, in lieu of delivering any fractional share of Shares in accordance with subsection (j) of this Section 14.02 (“Combination Settlement”), at its election, as set forth in this Section 14.02.

(i) All conversions for which the relevant Conversion Date occurs during a Redemption Period, and all conversions for which the relevant Conversion Date occurs on or after the Free Conversion Date, shall be settled using the same Settlement Method and in the same proportions of cash and/or Shares during the respective periods.

(ii) Except for any conversions for which the relevant Conversion Date occurs during a Redemption Period, any conversions for which the relevant Conversion Date occurs on or after the Free Conversion Date, and except to the extent the Company elects Physical Settlement to apply pursuant to Section 14.01(b)(ii), the Company shall use the same

Settlement Method for all conversions with the same Conversion Date and in the same proportions of cash and/or Shares during the respective periods, but the Company shall not have any obligation to use the same Settlement Method with respect to conversions with different Conversion Dates.

(iii) If, in respect of any Conversion Date (or any conversions for which the relevant Conversion Date occurs during a Redemption Period, or for which the relevant Conversion Date occurs on or after the Free Conversion Date), the Company elects to deliver a notice (the “Settlement Notice”) of the relevant Settlement Method in respect of such Conversion Date (or such period, as the case may be), the Company, through the Trustee, shall deliver such Settlement Notice in writing to converting Holders no later than the close of business on the Trading Day immediately following the relevant Conversion Date (or, in the case of any conversions for which the relevant Conversion Date occurs (x) during a Redemption Period, in such Redemption Notice, or (y) on or after the Free Conversion Date, no later than the day before the Free Conversion Date). If the Company does not elect a Settlement Method with respect to a Conversion Date prior to the deadline set forth in the immediately preceding sentence, the Company shall be deemed to have elected Physical Settlement in respect of its Conversion Obligation. Such Settlement Notice shall specify the relevant Settlement Method and in the case of an election of Combination Settlement, the relevant Settlement Notice shall indicate the Specified Dollar Amount. If the Company delivers a Settlement Notice electing Combination Settlement in respect of its Conversion Obligation but does not indicate a Specified Dollar Amount, the Specified Dollar Amount shall be deemed to be $1,000. For the avoidance of doubt, any failure to select a Settlement Method or specify the applicable Specified Dollar amount shall not constitute a Default or an Event of Default.

(iv) The cash, Shares or combination of cash and Shares in respect of any conversion of Notes (the “Settlement Amount”) shall be computed as follows:

(A) if the Company elects (or is deemed to have elected) to satisfy its Conversion Obligation in respect of such conversion by Physical Settlement, the Company shall deliver to the converting Holder in respect of each $1,000 principal amount of Notes being converted a number of Shares equal to the Conversion Rate in effect on the Conversion Date;

(B) if the Company elects to satisfy its Conversion Obligation in respect of such conversion by Cash Settlement, the Company shall pay to the converting Holder in respect of each $1,000 principal amount of Notes being converted cash in an amount equal to the sum of the Daily Conversion Values for each of the 50 consecutive Trading Days during the related Observation Period; and

(C) if the Company elects to satisfy its Conversion Obligation in respect of such conversion by Combination Settlement, the Company shall pay or deliver, as the case may be, to the converting Holder in respect of each $1,000 principal amount of Notes being converted, a Settlement Amount equal to the sum of the Daily Settlement Amounts for each of the 50 consecutive Trading Days during the related Observation Period.

(v) The Daily Settlement Amounts (if applicable) and the Daily Conversion Values (if applicable) shall be determined by the Company promptly following the last day of the Observation Period. Promptly after such determination of the Daily Settlement Amounts or the Daily Conversion Values, as the case may be, and the amount of cash payable in lieu of delivering any fractional share of Shares, the Company shall notify the Trustee and the Conversion Agent (if other than the Trustee) in writing of the Daily Settlement Amounts or the Daily Conversion Values, as the case may be, and the amount of cash payable in lieu of delivering fractional Shares. The Trustee and the Conversion Agent (if other than the Trustee) shall have no responsibility for any such determination.

(b) Subject to Section 14.02(e), before any Holder of a Note shall be entitled to convert a Note as set forth above, such Holder shall (i) in the case of a Global Note, comply with the applicable procedures of the Depositary, the Transfer Agent and the US Co-Share Transfer Agent in effect at that time and, if required, pay funds equal to interest payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 14.02(h), and (ii) in the case of a Definitive Note, or if the conversion occurs prior to the Shares being fully DTC FAST eligible (1) complete, manually sign and deliver an irrevocable notice to the Conversion Agent as set forth in the Form of Notice of Conversion (or a facsimile, PDF or other electronic transmission thereof) (a notice pursuant to the applicable procedure of the Depositary or a notice as set forth in the Form of Notice of Conversion, a “Notice of Conversion”) at the office of the Conversion Agent and state in writing therein the principal amount of Notes to be converted and the name or names (with addresses) in which such Holder wishes the certificate or certificates for any Shares to be delivered upon settlement of the Conversion Obligation to be registered, (2) surrender such Notes, duly endorsed to the Company or in blank (and accompanied by appropriate endorsement and transfer documents), at the office of the Conversion Agent, (3) if required, furnish appropriate endorsements and transfer documents and (4) if required, pay funds equal to interest payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 14.02(h). The Trustee (and if different, the Conversion Agent) shall notify the Company of any conversion pursuant to this Article 14 on the Conversion Date for such conversion.

No Notes may be surrendered for conversion by a Holder thereof if such Holder has also delivered a Fundamental Change Repurchase Notice to the Company in respect of such Notes and has not validly withdrawn such Fundamental Change Repurchase Notice in accordance with Section 15.03(a).

If more than one Note shall be surrendered for conversion at one time by the same Holder, the Conversion Obligation with respect to such Notes shall be computed on the basis of the aggregate principal amount of the Notes (or specified portions thereof to the extent permitted thereby) so surrendered.

(c) A Note shall be deemed to have been converted immediately prior to the close of business on the date (the “Conversion Date”) that the Holder has complied with the requirements set forth in paragraph (b) above. Except as set forth in Section 14.03(b) and Section 14.07(a), the Company shall pay or deliver, as the case may be, the consideration due in respect of the Conversion Obligation on the second Business Day immediately following the relevant Conversion Date, if the Company elects Physical Settlement, or on the second Business

Day immediately following the last Trading Day of the Observation Period, in the case of any other Settlement Method. If any Shares are due to a converting Holder, the Company shall issue or cause to be issued, and deliver (if applicable) to the Conversion Agent or to such Holder, or such Holder’s nominee or nominees, the full number of Shares to which such Holder shall be entitled in the case of Global Notes, in book-entry format through the Depositary, in the case of Definitive Notes, in certificated form, in each case, in satisfaction of the Company’s Conversion Obligation.

(d) In case any certificated/physical Note shall be surrendered for partial conversion, the Company shall execute and the Trustee shall authenticate and deliver to or upon the written order of the Holder so surrendered a new Note or Notes in authorized denominations in an aggregate principal amount equal to the unconverted portion of the surrendered Note, without payment of any service charge by the converting Holder but, if required by the Company or the Trustee, with payment of a sum sufficient to cover any documentary, stamp or similar issue or transfer tax or similar governmental charge required by law or that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such conversion being different from the name of the Holder of the old Notes surrendered for such conversion.

(e) If a Holder submits a Note for conversion, the Company shall pay any documentary, stamp or similar issue or transfer tax imposed by any Relevant Taxing Jurisdiction due on the issuance of any Shares upon conversion, unless the tax is due because the Holder requests such Shares to be issued in a name other than the Holder’s name, in which case the Holder shall pay that tax. The Conversion Agent may refuse to deliver the certificates representing the Shares being issued in a name other than the Holder’s name until the Trustee receives a sum sufficient to pay any tax that is due by such Holder in accordance with the immediately preceding sentence.

(f) Except as provided in Section 14.04, no adjustment shall be made for dividends on any Shares issued upon the conversion of any Note as provided in this Article 14.

(g) Upon the conversion of an interest in a Global Note, the Trustee, or the Custodian at the direction of the Trustee, shall make a notation on such Global Note as to the reduction in the principal amount represented thereby. The Company shall notify the Trustee in writing of any conversion of Notes effected through any Conversion Agent other than the Trustee.

(h) Upon conversion, a Holder shall not receive any separate cash payment for accrued and unpaid interest, if any, except as set forth below. The Company’s settlement of the full Conversion Obligation shall be deemed to satisfy in full its obligation to pay the principal amount of the Note and accrued and unpaid interest, if any, to, but not including, the relevant Conversion Date. As a result, accrued and unpaid interest, if any, to, but not including, the relevant Conversion Date shall be deemed to be paid in full rather than cancelled, extinguished or forfeited. Upon a conversion of Notes into a combination of cash and Shares, accrued and unpaid interest shall be deemed to be paid first out of the cash paid upon such conversion. Notwithstanding the foregoing, if Notes are converted after the close of business on a Regular Record Date, Holders of such Notes as of the close of business on such Regular Record Date shall receive the full amount of interest payable on such Notes on the corresponding Interest Payment Date notwithstanding the conversion. Notes surrendered for conversion during the period from the close of business on any Regular Record Date to the open of business on the immediately following Interest Payment Date must be accompanied by funds equal to the amount of interest payable on the Notes so converted; provided that no such payment shall be required (1) for conversions following the Regular Record Date immediately preceding the Maturity Date; (2) if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date; (3) if the Company has specified a Fundamental Change Repurchase Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date; or (4) to the extent of any Defaulted Amounts, if any Defaulted Amounts exists at the time of conversion with respect to such Note. Therefore, for the avoidance of doubt, all Holders of record as of the Regular Record Date immediately preceding the Maturity Date, a Fundamental Change Repurchase Date or a Redemption Date shall receive the full interest payment due on the corresponding Interest Payment Date in cash regardless of whether their Notes have been converted following such Regular Record Date, and no equivalent payment is required by the converting Holder. If a Holder converts Notes, the Company will pay any documentary, stamp or similar issue or transfer tax imposed by any Relevant Taxing Jurisdiction due on any issuance of any Shares upon the conversion, unless the tax is due because the Holder requests such Shares to be issued in a name other than the Holder’s name, in which case the Holder will pay that tax.

(i) The Person in whose name the Shares shall be issuable upon conversion shall be treated as a shareholder of record as of the close of business on the relevant Conversion Date (if the Company elects (or is deemed to have elected) to satisfy the related Conversion Obligation by Physical Settlement) or the last Trading Day of the relevant Observation Period (if the Company elects to satisfy the related Conversion Obligation by Combination Settlement), as the case may be. Upon a conversion of Notes, such Person shall no longer be a Holder of such Notes surrendered for conversion.

(j) The Company shall not issue any fractional share of Shares upon conversion of the Notes and shall instead pay cash in U.S. Dollars in lieu of delivering any fractional share of Shares issuable upon conversion based on the Daily VWAP for the relevant Conversion Date (in the case of Physical Settlement) or based on the Daily VWAP for the last Trading Day of the relevant Observation Period (in the case of Combination Settlement). For each Note surrendered for conversion, if the Company has elected Combination Settlement, the full number of Shares that shall be issued upon conversion thereof shall be computed on the basis of the aggregate Daily Settlement Amounts for the relevant Observation Period and any fractional shares remaining after such computation shall be paid in cash.

Section 14.03 Increased Conversion Rate Applicable to Certain Notes Surrendered in Connection with Make-Whole Fundamental Changes or a Redemption Notice. (a) If (i) (A) the Effective Date of a Make-Whole Fundamental Change occurs prior to the Maturity Date and a Holder elects to convert its Notes in connection with such a Make-Whole Fundamental Change or (B) the Company issues a Redemption Notice as provided under Section 16.02 or Section 17.02, and a Holder elects to convert its Notes during the related Redemption Period, the Company shall, under the circumstances described below, increase the Conversion Rate for the Notes so surrendered for conversion by a number of additional Shares (the “Additional

Shares”), as described below. A conversion of Notes shall be deemed for these purposes to be “in connection with” such Make-Whole Fundamental Change if the relevant Notice of Conversion is received by the Conversion Agent from, and including, the Effective Date of the Make-Whole Fundamental Change up to, and including, the Business Day immediately prior to the related Fundamental Change Repurchase Date (or, in the case of a Make-Whole Fundamental Change that would have been a Fundamental Change but for the proviso in clause (b) of the definition thereof, the 35th Trading Day immediately following the Effective Date of such Make- Whole Fundamental Change) (such period, the “Make-Whole Fundamental Change Period”). A conversion of Notes shall be deemed for these purposes to be “in connection with” such Tax Redemption Notice if the Notice of Conversion of the Notes is received by the Conversion Agent during the related Redemption Period.

(b) Upon surrender of Notes for conversion in connection with a Make-Whole Fundamental Change or a Redemption Notice, the Company shall, at its option, satisfy the related Conversion Obligation by Physical Settlement, Cash Settlement or Combination Settlement in accordance with Section 14.02, based on the Conversion Rate as increased to reflect the Additional Shares pursuant to the table set forth in Section 14.03(e) below; provided, however, that if, at the effective time of a Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change, the Reference Property following such Make- Whole Fundamental Change is composed entirely of cash, for any conversion of Notes following the Effective Date of such Make- Whole Fundamental Change, the Conversion Obligation shall be calculated based solely on the Share Price for the transaction and shall be deemed to be an amount of cash per $1,000 principal amount of converted Notes equal to the Conversion Rate (including any increase to reflect the Additional Shares), multiplied by such Share Price. In such event, the Conversion Obligation shall be determined and paid to Holders in cash on the second Business Day following the Conversion Date. The Company shall notify the Holders of the Effective Date of any Make-Whole Fundamental Change and issue a press release announcing such Effective Date no later than the Business Day after such Effective Date.

(c) The number of Additional Shares, if any, by which the Conversion Rate shall be increased for conversions in connection with a Make-Whole Fundamental Change or a Redemption Notice shall be determined by reference to the table below, based on the date on which the Make-Whole Fundamental Change occurs or becomes effective, or in the case of a Redemption Notice, the relevant Redemption Notice Date (in each case, the “Effective Date”), and the price expressed in U.S. Dollars or as converted to U.S. Dollars based on the Prevailing Exchange Rate (the “Share Price”) paid (or deemed to be paid) per Share in the Make-Whole Fundamental Change or on the relevant Redemption Notice Date, as applicable. If the holders of Shares receive in exchange for their Shares only cash in a Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change, the Share Price shall be the cash amount paid per Share. Otherwise, the Share Price shall be the average of the Last Reported Sale Prices of the Shares over the ten Trading Day period ending on, and including, the Trading Day immediately preceding the applicable Effective Date. In the event that a conversion in connection with a Redemption would also be deemed to be in connection with a Make-Whole Fundamental Change or in connection with another Redemption Period, a Holder of Notes to be converted shall be entitled to a single increase to the Conversion Rate with respect to the first to occur of the earliest applicable Redemption Notice Date or the Effective Date of any applicable

Make-Whole Fundamental Change, and the later event(s) shall be deemed not to have occurred for purposes of this Section 14.03 with respect to such conversion.

(d) The Share Prices set forth in the column headings of the table below shall be adjusted as of any date on which the Conversion Rate of the Notes is otherwise adjusted. The adjusted Share Prices shall equal the Share Prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to such adjustment giving rise to the Share Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional Shares set forth in the table below shall be adjusted in the same manner and at the same time as the Conversion Rate as set forth in Section 14.04.

(e) The following table sets forth the number of Additional Shares by which the Conversion Rate shall be increased per $1,000 principal amount of Notes pursuant to this Section 14.03 for each Share Price and Effective Date or Redemption Notice Date set forth below:

Effective Date	Share Price ($)
	$3.56	$4.00	$4.63	$5.00	$5.79	$10.00	$15.00	$20.00	$25.00	$35.00	$50.00
November 25, 2024	64.8228	64.8201	59.1352	54.9432	46.1253	26.1830	17.4253	12.5196	9.8758	6.8463	4.1053
December 15, 2025	64.8228	58.1985	52.1535	46.2519	39.5290	22.7193	14.5012	10.0012	7.9684	5.3250	3.0864
December 15, 2026	64.8228	55.3233	46.1835	42.5130	36.4086	20.1053	13.0189	8.6191	6.7230	4.7983	2.8640
December 15, 2027	64.8228	51.1252	40.5386	37.5060	29.1056	15.0493	9.4086	6.7890	4.9857	3.4250	1.8210
December 15, 2028	64.8228	48.1365	30.1235	26.1259	19.5310	10.1029	6.5037	4.5089	3.4800	2.4169	1.6207
December 15, 2029	64.8228	33.9239	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact Share Price and Effective Date or Redemption Notice Date may not be set forth in the table above, in which case:

(i) if the Share Price is between two Share Prices in the table above or the Effective Date or Redemption Notice Date is between two dates in the table, the number of Additional Shares by which the Conversion Rate shall be increased shall be determined by a straight-line interpolation between the number of Additional Shares set forth for the higher and lower Share Prices and the earlier and later dates, as applicable, based on a 365-day or 366-day year, as applicable;

(ii) if the Share Price is greater than $50.00 per Share (subject to adjustment in the same manner as the Share Prices set forth in the column headings of the table above pursuant to subsection (d) above), no Additional Shares shall be added to the Conversion Rate; and

(iii) if the Share Price is less than $3.56 per Share (subject to adjustment in the same manner as the Share Prices set forth in the column headings of the table above pursuant to subsection (d) above), no Additional Shares shall be added to the Conversion Rate.

Notwithstanding the foregoing, in no event shall the Conversion Rate per $1,000 principal amount of Notes exceed 280.8989 Shares, subject to adjustment in the same manner as the Conversion Rate pursuant to Section 14.04.

(f) Nothing in this Section 14.03 shall prevent an adjustment to the Conversion Rate that would otherwise be required pursuant to Section 14.04 in respect of a Make-Whole Fundamental Change.

Section 14.04 Adjustment of Conversion Rate. The Conversion Rate shall be adjusted, without duplication, from time to time by the Company if any of the following events occurs, except that the Company shall not make any adjustments to the Conversion Rate if Holders participate (other than in the case of (x) a share split or share consolidation or (y) a tender or exchange offer), at the same time and upon the same terms as holders of the Shares and solely as a result of holding the Notes, in any of the transactions described in this Section 14.04, without having to convert their Notes, as if they held a number of Shares equal to the Conversion Rate, multiplied by the principal amount (expressed in thousands) of Notes held by such Holder. The Company’s election to allow holders to participate in any such transaction as opposed to adjusting the Conversion Rate shall be subject to approval of the TSX. For the avoidance of doubt, each Last Reported Sale Price of the Shares used in the calculation of any adjustment to the Conversion Rate will be expressed in U.S. dollars (translated, if necessary, to U.S. dollars at the Prevailing Exchange Rate as contemplated in the definition of Last Reported Sale Price).

(a) If the Company exclusively issues Shares as a dividend or distribution on all or substantially all of the Shares, or if the Company effects a share split or share consolidation, the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 x OS1

   OS0

where,

CR0 = the Conversion Rate in effect immediately prior to the open of business on the Ex- Dividend Date of such dividend or distribution, or immediately prior to the open of business on the Effective Date of such share split or share consolidation, as applicable;

CR1 = the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date or Effective Date, as applicable;

OS0 = the number of Shares outstanding immediately prior to the open of business on such Ex- Dividend Date or Effective Date, as applicable (before giving effect to any such dividend, distribution, split or consolidation); and

OS1 = the number of Shares outstanding immediately after giving effect to such dividend, distribution, share split or share consolidation.

Any adjustment made under this Section 14.04(a) shall become effective immediately after the open of business on the Ex-Dividend Date for such dividend or distribution, or immediately after the open of business on the Effective Date for such share split or share consolidation, as applicable. If any dividend or distribution of the type described in this Section 14.04(a) is declared but not so paid or made, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(b) If the Company issues to all or substantially all holders of Shares any rights, options or warrants (other than pursuant to a shareholder rights plan) entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase Shares at a price per Share (translated, if necessary, to U.S. dollars at the Prevailing Exchange Rate on the Trading Day immediately before the date such distribution is announced) that is less than the average of the Last Reported Sale Prices of the Shares for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, the Conversion Rate shall be increased based on the following formula:

CR1 = CR0 x OS0 +X

     OS0 + Y

where,

CR0 = the Conversion Rate in effect immediately prior to the open of business on the Ex- Dividend Date for such issuance;

CR1 = the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date;

OS0 = the number of Shares outstanding immediately prior to the open of business on such Ex- Dividend Date;

X = the total number of Shares issuable pursuant to such rights, options or warrants; and

Y = the number of Shares equal to the aggregate price payable (translated, if necessary, into U.S. dollars at the Prevailing Exchange Rate, if necessary) to exercise such rights, options or warrants, divided by the average of the Last Reported Sale Prices (with the average calculated using the sales price for each Trading Day converted into U.S. dollars based at the Prevailing Exchange Rate) of the Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this Section 14.04(b) shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the open of business on the Ex-Dividend Date for such issuance. To the extent that the Shares are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Shares actually delivered. If such rights, options or warrants are not so issued, or if no such rights, options or warrants are exercised prior to their expiration, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such Ex-Dividend Date for such issuance had not occurred.

For purposes of this Section 14.04(b) and for the purpose of Section 14.01(b)(ii)(A), in determining whether any rights, options or warrants entitle the holders of Shares to subscribe for or purchase the Shares at a price per Share (translated, if necessary, to U.S. dollars at the Prevailing Exchange Rate) that is at less than such average of the Last Reported Sale Prices of the Shares for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, and in determining the aggregate offering price of such Shares, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Company in good faith (in each case, expressed in U.S. dollars using the Prevailing Exchange Rate if any such consideration or amount payable on exercise is payable in a currency other than U.S. dollars).

(c) If the Company distributes shares of the Company’s capital stock, evidences of its indebtedness, other assets or property of the Company or rights, options or warrants to acquire shares of the Company’s capital stock or other securities, to all or substantially all holders of the Shares, excluding (i) dividends, distributions or issuances (including share splits) as to which an adjustment was effected pursuant to Section 14.04(a) or Section 14.04(b), (ii) rights issued pursuant to any Shareholder Rights Plan then in effect (except as otherwise described in this Indenture), (iii) distributions of Reference Property in exchange for, or upon conversion of, Shares in a Merger Event, (iv) dividends or distributions paid exclusively in cash as to which the provisions set forth in Section 14.04(d) shall apply, and (v) Spin-Offs as to which the provisions set forth below in this Section 14.04(c) shall apply (any of such Shares, evidences of indebtedness, other assets or property or rights, options or warrants to acquire Shares or other securities, the “Distributed Property”), then the Conversion Rate shall be increased based on the following formula:

CR1 = CR0 x           SP0

SP0 - FMV

where,

CR0 = the Conversion Rate in effect immediately prior to the open of business on the Ex- Dividend Date for such distribution;

CR1 = the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date;

SP0 = the average of the Last Reported Sale Prices of the Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV = the fair market value (as determined by the Company in good faith, in U.S. dollars or as converted to U.S. dollars based on the Prevailing Exchange Rate on such Ex-Dividend Date) of the Distributed Property distributed with respect to each of the Company’s outstanding Shares on the Ex- Dividend Date for such distribution.

Any increase made under the portion of this Section 14.04(c) shall become effective immediately after the open of business on the Ex-Dividend Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such distribution had not been declared. Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Note on the Record Date for such distribution shall receive, in respect of each $1,000 principal amount of Notes thereof, at the same time and upon the same terms as holders of the Shares, the amount and kind of Distributed Property that such holder would have received if such holder owned a number of Shares equal to the Conversion Rate in effect immediately after the open of business on the Ex-Dividend Date for the distribution.

With respect to an adjustment pursuant to this Section 14.04(c) where there has been a payment of a dividend or other distribution on the Shares (including pursuant to a Canadian “butterfly” transaction or similar transaction involving an arrangement or amalgamation) of any class or series, or similar equity interests, of or relating to an Affiliate or Subsidiary or other business unit of the Company, to all or substantially all holders of the Shares and such Shares or equity interests are listed or quoted (or shall be listed or quoted upon the consummation of the transaction) on the NYSE American or a U.S. or Canadian national securities exchange (a “Spin-Off”), then the Conversion Rate shall be increased based on the following formula:

CR1 = CR0 x FMV0 + MP0

MP0

where,

CR0 = the Conversion Rate in effect immediately prior to the end of the Valuation Period; CR1 = the Conversion Rate in effect immediately after the end of the Valuation Period;

FMV0 = the average of the Last Reported Sale Prices of the Shares or similar equity interests in the Affiliate, Subsidiary or business unit distributed to holders of the Shares applicable to one Share (determined by reference to the definition of Last Reported Sale Price as set forth in Section 1.1 as if references therein to Shares were to such Shares or similar equity interests) over the first 10 consecutive Trading Day period beginning on, and including, the Ex-Dividend Date of the Spin-Off (the “Valuation Period”); and

MP0 = the average of the Last Reported Sale Prices of the Shares over the Valuation Period.

The increase to the Conversion Rate under the preceding paragraph shall occur at the close of business on the last Trading Day of the Valuation Period; provided that (x) in respect of any conversion of Notes for which physical settlement is applicable, if the relevant Conversion Date occurs during the Valuation Period, the reference to “10” in the preceding paragraph shall be deemed replaced with such lesser number of Trading Days as have elapsed from, and including, the Ex-Dividend Date for such Spin-Off to, and including, such Conversion Date in determining the Conversion Rate and (y) in respect of any conversion of Notes for which Cash Settlement or Combination Settlement is applicable, for any Trading Day that falls within the relevant Observation Period for such conversion and within the Valuation Period, the reference to “10” in the preceding paragraph shall be deemed replaced with such lesser number of Trading Days as have elapsed from, and including, the Ex- Dividend Date for such Spin-Off to, and including, such Trading Date in determining the Conversion Rate as of such Trading Day.

For purposes of this Section 14.04(c) (and subject in all respect to Section 14.11), rights, options or warrants distributed by the Company to all holders of the Shares entitling them to subscribe for or purchase shares of the Company, including Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such Shares; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Shares, shall be deemed not to have been distributed for purposes of this Section 14.04(c) (and no adjustment to the Conversion Rate under this Section 14.04(c) shall be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 14.04(c). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Ex- Dividend Date with respect to new rights, options or warrants with such rights (in which case the existing rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the immediately preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 14.04(c) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or purchased without exercise by any holders thereof, upon such final redemption or purchase (x) the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued and (y) the Conversion Rate shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per Share redemption or purchase price received by a holder or holders of Shares with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Shares as of the date of such redemption or purchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options and warrants had not been issued.

For purposes of Section 14.04(a), Section 14.04(b) and this Section 14.04(c), if any dividend or distribution to which this Section 14.04(c) is applicable also includes one or both of:

(A)	a dividend or distribution of Shares to which Section 14.04(a) is applicable (the “Clause A Distribution”); or

(B)	a dividend or distribution of rights, options or warrants to which Section 14.04(b) is applicable (the “Clause B Distribution”), then, in either case, (1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 14.04(c) is applicable (the “Clause C Distribution”) and any Conversion Rate adjustment required by this Section 14.04(c) with respect to such Clause C Distribution shall then be made, and (2) the Clause A Distribution and Clause B Distribution shall be deemed to immediately follow the Clause C Distribution and any Conversion Rate adjustment required by Section 14.04(a) and Section 14.04(b) with respect thereto shall then be made, except that, if determined by the Company (I) the “Ex-Dividend Date” of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Ex-Dividend Date of the Clause C Distribution and (II) any Shares included in the Clause A Distribution or Clause B Distribution shall be deemed not to be “outstanding immediately prior to the open of business on such Ex-Dividend Date or Effective Date” within the meaning of Section 14.04(a) or “outstanding immediately prior to the open of business on such Ex-Dividend Date” within the meaning of Section 14.04(b).

(d) If the Company makes any cash dividend or distribution to all or substantially all holders of the Shares, to the extent such cash dividend or distribution, together with any other cash dividends or distributions paid during the preceding six months, exceeds

$0.0125 per share (the “Dividend Threshold Amount”, which Dividend Threshold Amount is subject to proportionate adjustment to reflect any share split or share consolidation of the Shares), the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 x            SP0

   SP0 - C

where,

CR0 = the Conversion Rate in effect immediately prior to the open of business on the Ex- Dividend Date for such dividend or distribution;

CR1 = the Conversion Rate in effect immediately after the open of business on the Ex-Dividend Date for such dividend or distribution;

SP0 = the Last Reported Sale Price of the Shares on the Trading Day immediately preceding the Ex- Dividend Date for such dividend or distribution; and

C = the amount in cash (converted, if necessary, to U.S. dollars based on the Prevailing Exchange Rate on the Trading Day immediately before such Ex-Dividend Date) per Share the

Company distributes to all or substantially all holders of the Shares, together with any other cash dividends or distributions paid during the preceding six months, in excess of the Dividend Threshold Amount (less any excess in respect of which the conversion rate had previously been adjusted pursuant to this clause (d))

Any increase pursuant to this Section 14.04(d) shall become effective immediately after the open of business on the Ex-Dividend Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be decreased, effective as of the date the Board of Directors determines not to make or pay such dividend or distribution, to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared. Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Note shall receive, for each $1,000 principal amount of Notes, at the same time and upon the same terms as holders of Shares, the amount of cash that such Holder would have received if such Holder owned a number of Shares equal to the Conversion Rate on the Ex- Dividend Date for such cash dividend or distribution.

(e) If the Company or any of its Subsidiaries make a payment in respect of a tender or exchange offer (with “tender or exchange offer” including an issuer bid (as defined under Canadian securities laws) for purposes of this Section 14.04(e) for Shares (other than any odd lot tender offer and any normal course issuer bid effected in accordance with the rules of the TSX), to the extent that the cash and value of any other consideration included in the payment (expressed in U.S. dollars, translated, if necessary, at the Prevailing Exchange Rate on the expiration date of such tender or exchange offer, the “Expiration Date”), per Share exceeds the average of the Last Reported Sale Prices of Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate shall be increased based on the following formula:

CR1 = CR0 x AC + (SP1 x OS1)

OS0 – SP1

where,

CR0 = the Conversion Rate in effect immediately prior to the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR1 = the Conversion Rate in effect immediately after the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by the Company in good faith) paid or payable (in U.S. dollars or as converted to U.S. dollars based on the Prevailing Exchange Rate) for Shares purchased in such tender or exchange offer;

OS0 = the number of Shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all Shares accepted for purchase or exchange in such tender or exchange offer);

OS1 = the number of Shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all Shares accepted for purchase or exchange in such tender or exchange offer); and

SP1 = the average of the Last Reported Sale Prices of the Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The increase to the Conversion Rate under this Section 14.04(e) shall occur at the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires; provided that (x) in respect of any conversion of Notes for which Physical Settlement is applicable, if the relevant Conversion Date occurs during the 10 Trading Days immediately following, and including, the Trading Day next succeeding the Expiration Date of any tender or exchange offer, references to “10” or “10th” in the preceding paragraph shall be deemed replaced with such lesser number of Trading Days as have elapsed from and including, the Trading Day next succeeding the Expiration Date of such tender or exchange offer to, and including, such Conversion Date in determining the Conversion Rate and (y) in respect of any conversion of Notes for which Cash Settlement or Combination Settlement is applicable, for any Trading Day that falls within the relevant Observation Period for such conversion and within the 10 Trading Days immediately following, and including, the Trading Day next succeeding the Expiration Date of any tender or exchange offer, references to “10” or “10th” in the preceding paragraph shall be deemed replaced with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the Expiration Date of such tender or exchange offer and such Trading Day in determining the Conversion Rate as of such Trading Day.

If the Company or one of its Subsidiaries is obligated to purchase Shares pursuant to any such tender or exchange offer described in this Section 14.04(e) but the Company is, or such Subsidiary is, permanently prevented by applicable law from effecting any such purchase or all such purchases are rescinded, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such tender or exchange offer had not been made or had been made only in respect of the purchases that have been made and not rescinded.

(f) Notwithstanding this Section 14.04 or any other provision of this Indenture or the Notes, if (i) a Conversion Rate adjustment becomes effective on any Ex- Dividend Date, (ii) a Note is to be converted and the Company elects to settle the conversion with Physical Settlement or Combination Settlement, (iii) the Conversion Date for such conversion (in the case of Physical Settlement) or any Trading Day in the Observation Period for such conversion (in the case of Combination Settlement) occurs on or after such Ex-Dividend Date and on or before the related Record Date, (iv) the consideration due upon such conversion (in the case of Physical Settlement) or due with respect to such Trading Day (in the case of Combination Settlement) includes any whole Shares, and (v) the Holder of such Note would be treated, on such Record Date, as the record holder of such Shares based on a Conversion Rate that is adjusted for such event on such basis, then such Conversion Rate adjustment shall not be given effect for such conversion (in the case of Physical Settlement) or for such Trading Day (in the case of Combination Settlement). Instead, such Holder shall be treated as if such Holder were, as of such Record Date, the record owner of such Shares on an unadjusted basis and shall participate in such event.

(g) In addition, notwithstanding the foregoing, if: (i) a Note is to be converted and, as of the Conversion Date for such conversion (in the case of Physical Settlement) or as of any Trading Day in the Observation Period for such conversion (in the case of Combination Settlement), the Record Date or Effective Date for any event that requires an adjustment to the Conversion Rate pursuant to the provisions described in clauses (a) through (e) above has occurred on or before the Conversion Date for such conversion, but an adjustment to the Conversion Rate for such event has not yet become effective as of such Conversion Date, (ii) the consideration due upon such conversion (in the case of Physical Settlement) or due with respect to such Trading Day (in the case of Combination Settlement) includes any whole shares; and (iii) such Shares are not entitled to participate in such event (because they were not held on the related Record Date or otherwise), then, solely for purposes of such conversion, the Company shall, without duplication, give effect to such adjustment on such Conversion Date (in the case of Physical Settlement) or such Trading Day (in the case of Combination Settlement), and, for the avoidance of doubt, such Shares shall not be entitled to participate in such event. In such case, if the date the Company is otherwise required to deliver the consideration due upon such conversion is before the first date on which the amount of such adjustment can be determined, then the Company shall delay the settlement of such conversion until the second Business Day after such first date.

(h) Except as stated herein, the Company shall not adjust the Conversion Rate for the issuance of Shares or any securities convertible into or exchangeable Shares or the right to purchase Shares or such convertible or exchangeable securities.

(i) In addition to those adjustments required by clauses (a), (b), (c), (d) and (e) of this Section 14.04, and subject to the prior approval of the NYSE American and the TSX, the Company from time to time may increase the Conversion Rate by any amount for a period of at least 20 Business Days if the Board of Directors determines in good faith that such increase would be in the Company’s best interest. In addition, subject to the prior approval of the NYSE American and TSX, the Company may (but is not required to) increase the Conversion Rate to avoid or diminish income tax to holders of Shares or rights to purchase Shares in connection with a dividend or distribution of Shares (or rights to acquire Shares) or similar event.

(j) Except as stated in this Article 14, the Conversion Rate shall not be required to be adjusted for any transaction or event. Without limiting the foregoing, the Conversion Rate shall not be adjusted:

(i) Upon the issuance of any Shares at a price below the Conversion Price or otherwise, other than any such issuance described in Section 14.03 or clause (a), (b) or (c) of this Section 14;

(ii) upon the issuance of any Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in Shares under any plan;

(iii) upon the issuance of any Shares or options or rights to purchase Shares pursuant to any present or future employee, director or consultant benefit or incentive plan or program (including pursuant to any evergreen plan) of or assumed by the Company or any of the Company’s Subsidiaries;

(iv) upon the issuance of any Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (iii) of this subsection and outstanding as of the date the Notes were first issued;

(v) for a third-party tender offer or take-over bid by any party other than a tender offer by one or more of the Company’s Subsidiaries or Affiliates as described in clause (e) of this Section 14.04;

(vi) upon the repurchase of any Shares pursuant to an open-market share purchase program, a normal course issuer bid conducted in accordance with the rules of the TSX and Rule 10b-18 under the Exchange Act, or other buy-back transaction, including structured or derivative transactions such as accelerated share repurchase transactions or similar forward derivatives, or other buy-back transaction, that is not a tender offer or exchange offer of the nature described in clause (e) of this Section 14.04;

(vii) solely for a change in the par value (or from no par value to par value) of the Shares; or

(viii) for accrued and unpaid interest, including Additional Amounts, if any.

(k) All calculations and other determinations under this Article 14 shall be made by the Company and shall be made to the nearest one-ten thousandth (1/10,000th) of a share. The Company will not be required to adjust the applicable Conversion Rate pursuant to the clauses above unless the adjustment would result in a change of at least 1% in the then effective Conversion Rate. However, the Company will carry forward any adjustment to such Conversion Rate that the Company would otherwise have to make and take that adjustment into account in any subsequent adjustment. Notwithstanding the foregoing, all such carried forward adjustments shall be made where (i) the aggregate of all such carried-forward adjustments equals or exceeds 1% of the Conversion Rate, (ii) regardless of whether the aggregate adjustment is less than 1% of the applicable Conversion Rate, (x) on the Conversion Date for any Notes (in the case of physical settlement) or (y) on each trading day of any Observation Period with respect to any Notes (in the case of cash settlement or combination settlement) and (iii) on the effective date of any Make-Whole Fundamental Change, termination of trading and/or Fundamental Change, in each case, unless the adjustment has already been made.

(l) Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly file with the Trustee (and the Conversion Agent if not the Trustee) an Officer’s Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Unless and until a Responsible Officer of the Trustee shall have received such Officer’s Certificate, the Trustee shall not be deemed to have knowledge of any adjustment of the Conversion Rate and may assume without inquiry that the last Conversion Rate of which it has knowledge is still in effect. Promptly after delivery of such certificate, the Company shall prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall deliver such notice of such adjustment of the Conversion Rate to each Holder. Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

(m) For purposes of this Section 14.04, the number of Shares at any time outstanding shall not include Shares held in the treasury of the Company so long as the Company does not pay any dividend or make any distribution on Shares held in the treasury of the Company, but shall include Shares issuable in respect of scrip certificates issued in lieu of fractions of Shares.

Section 14.05 Adjustments of Prices. Whenever any provision of this Indenture requires the Company to calculate the Last Reported Sale Prices, the Daily VWAPs, the Daily Conversion Values or the Daily Settlement Amounts over a span of multiple days (including an Observation Period and the period, if any, for determining the Share Price for purposes of an increase in the Conversion Rate in connection with a Make-Whole Fundamental Change or a Redemption), the Company shall make appropriate commercially reasonable adjustments to each to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Record Date, Ex-Dividend Date, Effective Date or Expiration Date, as the case may be, of the event occurs at any time during the period when the Last Reported Sale Prices, the Daily VWAPs, the Daily Conversion Values or the Daily Settlement Amounts are to be calculated.

Section 14.06 Shares to Be Fully Paid. The Company shall provide, free from preemptive rights, out of its authorized but unissued shares or shares held in treasury, sufficient Shares to provide for conversion of the Notes from time to time as such Notes are presented for conversion (assuming delivery of the maximum number of Additional Shares pursuant to Section 14.03(a) and that at the time of computation of such number of shares, all such Notes would be converted by a single Holder and that Physical Settlement were applicable).

Section 14.07 Effect of Recapitalizations, Reclassifications and Changes of the Shares.

(a) In the case of:

(i) any recapitalization, reclassification or change of the Shares (other than a change to par value (or from no par value to par value) or changes resulting from a subdivision or consolidation),

(ii) any consolidation, merger, amalgamation, arrangement, binding share exchange, combination or similar transaction involving the Company (excluding any spin- offs as to which the provisions set forth above in clause 14.04(c) shall apply),

(iii) any sale, conveyance, lease or other transfer to a third party of the consolidated assets of the Company and the Company’s Subsidiaries substantially as an entirety, or

(iv) any statutory share exchange,

in each case, as a result of which the Shares would be converted into, or exchanged for, shares, stock, other securities or other property or assets (including cash or any combination thereof) (any such event, a “Merger Event”), then, at and after the effective time of such Merger Event, the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into the kind and amount of shares, stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of Shares equal to the Conversion Rate immediately prior to such Merger Event would have owned or been entitled to receive (the “Reference Property,” with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one share of Shares are entitled to receive) upon such Merger Event and, prior to or at the effective time of such Merger Event, the Company or the successor or purchasing Person, as the case may be, shall execute with the Trustee a supplemental indenture permitted under Section 10.01(g) providing for such change in the right to convert each $1,000 principal amount of Notes; provided, however, that at and after the effective time of the Merger Event (A) the Company shall continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of Notes in accordance with Section 14.02 and (B) (I) any amount payable in cash upon conversion of the Notes in accordance with Section 14.02 shall continue to be payable in cash, (II) any Shares that the Company would have been required to deliver upon conversion of the Notes in accordance with Section 14.02 shall instead be deliverable in the amount and type of Reference Property that a holder of that number of Shares would have received in such Merger Event and (III) the Daily VWAP shall be calculated based on the value of a unit of Reference Property, and (IV) the conditions to conversion described in Section 14.01(b)(i), Section 14.01(b)(ii) and Section 14.01(b)(iv) shall be determined as if each reference to a Share were instead a reference to a unit of Reference Property.

If the Merger Event causes the Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Notes shall be convertible shall be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of Shares. If the holders of the Shares receive only cash in such Merger Event, then for all conversions for which the relevant Conversion Date occurs after the Effective Date of such Merger Event (A) the consideration due upon conversion of each $1,000 principal amount of Notes shall be solely cash in an amount equal to the Conversion Rate in effect on the Conversion Date (as may be increased by any Additional Shares pursuant to Section 14.03(a)), multiplied by the price paid per Share in such Merger Event and (B) the Company shall satisfy the Conversion Obligation by paying cash to converting Holders on the second Business Day immediately following the relevant Conversion Date. The Company shall notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) as promptly as practicable following the date the Company publicly announces such Merger Event. Such notice shall also state the amount and kind of Reference Property into which the Notes shall be convertible at and after the effective time of such Merger Event.

If the Reference Property in respect of any such Merger Event includes, in whole or in part, shares of common equity or American depositary receipts (or other interests) in respect thereof, the supplemental indenture described in the second immediately preceding paragraph shall provide for anti-dilution and other adjustments that shall be as nearly equivalent as is possible to the adjustments provided for in this Article 14. If, in the case of any Merger Event, the Reference Property includes shares, stock, securities or other property or assets (including any combination thereof other than cash and/or cash equivalents) of a Person other than the Company or the successor or purchasing corporation, as the case may be, in such Merger Event, then such supplemental indenture shall also be executed by such other Person and shall contain such additional provisions to protect the interests of the Holders as the Company shall in good faith reasonably consider necessary by reason of the foregoing, including the provisions providing for the purchase rights set forth in Section 15.02.

(b) When the Company executes a supplemental indenture pursuant to subsection (a) of this Section 14.07, the Company shall promptly file with the Trustee an Officer’s Certificate briefly stating the reasons therefor, the kind or amount of cash, securities or property or asset that shall comprise a unit of Reference Property after any such Merger Event, any adjustment to be made with respect thereto and that all conditions precedent have been complied with, and shall promptly deliver or cause to be delivered notice thereof to all Holders. The Company shall cause notice of the execution of such supplemental indenture to be delivered to each Holder within 20 days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of such supplemental indenture.

(c) The Company shall not become a party to any Merger Event unless its terms are consistent with this Section 14.07. None of the foregoing provisions shall affect the right of a Holder of Notes to convert its Notes into cash, Shares or a combination of cash and Shares, as applicable, as set forth in Section 14.01(a) and Section 14.02 prior to the Effective Date of such Merger Event.

(d) The above provisions of this Section shall similarly apply to successive Merger Events.

(e) Upon the consummation of any Merger Event, references to “Shares” shall be deemed to refer to any Reference Property that constitutes Common Equity after giving effect to such Merger Event.

Section 14.08 Certain Covenants. (a) The Company covenants that all Shares issued upon conversion of Notes shall be fully paid and non-assessable by the Company and free from all Taxes, liens and charges with respect to the issue thereof.

(b) The Company covenants that, if any Shares to be provided for the purpose of conversion of Notes hereunder require registration with or approval of any governmental authority under any federal or state law before such Shares may be validly issued upon conversion, the Company shall, to the extent then permitted by the rules and interpretations of the Commission, secure such registration or approval, as the case may be.

(c) The Company further covenants that if at any time the Shares shall be listed on any national securities exchange or automated quotation system the Company shall list and keep listed, so long as the Shares shall be so listed on such exchange or automated quotation system, any Shares issuable upon conversion of the Notes.

Section 14.09 Responsibility of Trustee. The Trustee and any other Conversion Agent shall not at any time be under any duty or responsibility to any Holder or the Company to determine the Conversion Rate (or any adjustment thereto) or whether any facts exist that may require any adjustment (including any increase) of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and any other Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Shares, or of any securities, property or cash that may at any time be issued or delivered upon the conversion of any Note; and the Trustee and any other Conversion Agent make no representations with respect thereto. Neither the Trustee nor any Conversion Agent shall be responsible for any failure of the Company or any transfer agent to issue, transfer or deliver any Shares or share certificates or other securities or property or cash upon the surrender of any Note for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article. Without limiting the generality of the foregoing, neither the Trustee nor any Conversion Agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 14.07 relating either to the kind or amount of shares, stock or securities or property (including cash) receivable by Holders upon the conversion of their Notes after any event referred to in such Section 14.07 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 7.01, Section 7.02 and Section 7.07 may accept (without any independent investigation) as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officer’s Certificate (which the Company shall be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto. Neither the Trustee nor the Conversion Agent shall be responsible for determining whether any event has occurred that makes the Notes eligible for conversion or no longer eligible therefor until the Company has delivered to the Trustee and the Conversion Agent the notices with respect to the commencement or termination of such conversion rights, on which notices the Trustee and the Conversion Agent may conclusively rely, and the Company agrees to deliver such notices to the Trustee and the Conversion Agent immediately after the occurrence of any such event or at such other times as shall be provided for in this Indenture.

Section 14.10 Notice to Holders Prior to Certain Actions. In case of any:

(a) action by the Company or one of its Subsidiaries that would require an adjustment in the Conversion Rate pursuant to Section 14.04 or Section 14.11; or

(b) voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, in each case (unless notice of such event is otherwise required pursuant to another provision of this Indenture), the Company shall cause to be filed with the Trustee and the

Conversion Agent (if other than the Trustee) and to be delivered to each Holder, as promptly as possible but in any event at least 10 days prior to the applicable date hereinafter specified, a notice stating (i) the date on which a record is to be taken for the purpose of such action by the Company or one of its Subsidiaries or, if a record is not to be taken, the date as of which the holders of Shares of record are to be determined for the purposes of such action by the Company or one of its Subsidiaries, or (ii) the date on which such dissolution, liquidation or winding-up is expected to become effective or occur, and the date as of which it is expected that holders of Shares of record shall be entitled to exchange their Shares for securities or other property deliverable upon such dissolution, liquidation or winding-up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such action by the Company or one of its Subsidiaries, dissolution, liquidation or winding-up.

Section 14.11 Shareholder Rights Plans. If the Company has a shareholder rights plan in effect upon conversion of the Notes, each Share, if any, issued upon such conversion shall be entitled to receive the appropriate number of rights, if any, and the certificates representing the Shares issued upon such conversion shall bear such legends, if any, in each case as may be provided by the terms of any such shareholder rights plan, as the same may be amended from time to time. However, if, prior to any conversion of Notes, the rights have separated from the Shares in accordance with the provisions of the applicable shareholder rights plan, the Conversion Rate shall be adjusted at the time of separation as if the Company distributed to all or substantially all holders of the Shares Distributed Property as provided in Section 14.04(c), subject to readjustment in the event of the expiration, termination or redemption of such rights.

ARTICLE XV

REPURCHASE OF NOTES FOLLOWING OFFER TO REPURCHASE

Section 15.01 [Intentionally Omitted].

Section 15.02 Offer to Repurchase Upon a Fundamental Change. (a) If a Fundamental Change occurs at any time, the Company shall be required to offer to repurchase for cash all of the outstanding Notes in integral multiples of $1,000 on the date (the “Fundamental Change Repurchase Date”) specified by the Company that is not less than 20 Business Days or more than 35 Business Days following the date of the Fundamental Change Company Notice at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”), unless the Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, in which case the Company shall instead pay the full amount of accrued and unpaid interest to Holders of record as of such Regular Record Date, and the Fundamental Change Repurchase Price shall be equal to 100% of the principal amount of Notes to be repurchased pursuant to this Article 15.

(b) On or before the 20th Business Day after the occurrence of a Fundamental Change, the Company shall provide to all Holders and the Trustee and the Paying Agent (in the case of a Paying Agent other than the Trustee) a notice (the “Fundamental Change Company Notice”) of the occurrence of the Fundamental Change, including an offer to repurchase the Notes. In the case of Definitive Notes, such notice shall be by first class mail or, in the case of

Global Notes, such notice shall be delivered in accordance with the applicable procedures of the Depositary. Simultaneously with providing such notice, the Company shall publish such information on the Company’s website or through such other public medium as the Company may use at that time including through a press release filed on SEDAR+ and EDGAR. Each Fundamental Change Company Notice shall specify:

(i) the events causing the Fundamental Change;

(ii) the Effective Date of the Fundamental Change;

(iii) the last date on which a Holder may exercise the repurchase right pursuant to this Article 15;

(iv) the Fundamental Change Repurchase Price;

(v) the Fundamental Change Repurchase Date;

(vi) the name and address of the Paying Agent and the Conversion Agent (if other than the Trustee), if applicable;

(vii) if applicable, the Conversion Rate and any adjustments to the Conversion Rate;

(viii) that the Notes with respect to which a Fundamental Change Repurchase Notice has been delivered by a Holder may be converted only if the Holder withdraws the Fundamental Change Repurchase Notice in accordance with the terms of this Indenture; and

(ix) the procedures that Holders must follow to accept an offer by the Company to repurchase their Notes.

No failure of the Company to give the foregoing notices and no defect therein shall limit the Holders’ repurchase rights or affect the validity of the proceedings for the repurchase of the Notes pursuant to this Section 15.02.

At the Company’s request, the Trustee shall give such notice in the Company’s name and at the Company’s expense; provided, however, that, in all cases, the text of such Fundamental Change Company Notice shall be prepared by the Company.

Notwithstanding the foregoing, the Company shall not be required to make an offer to repurchase or repurchase the Notes upon a Fundamental Change, if a third party makes such an offer in the same manner, at the same time and otherwise in compliance with the requirements for an offer made by the Company as set forth herein and such third party purchases all Notes properly surrendered and not validly withdrawn under its offer in the same manner, at the same time and otherwise in compliance with the requirements for an offer made by the Company as set forth herein.

(c) Acceptance of the repurchase offer contained in the Fundamental Change Company Notice and resulting repurchases of Notes under this Section 15.02 shall be made, at the option of the Holder thereof, upon:

(i) delivery to the Paying Agent by a Holder of a duly completed notice (the “Fundamental Change Repurchase Notice”) in the form set forth in Attachment 2 to the Form of Note attached hereto as Exhibit A, if the Notes are Definitive Notes, or in compliance with the Depositary’s procedures for surrendering interests in Global Notes, if the Notes are Global Notes, in each case, on or before the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date; and

(ii) delivery of the Notes, if the Notes are Definitive Notes, to the Paying Agent at any time after delivery of the Fundamental Change Repurchase Notice (together with all necessary endorsements for transfer) at the Corporate Trust Office of the Paying Agent, or book-entry transfer of the Notes, if the Notes are Global Notes, in compliance with the procedures of the Depositary, in each case, such delivery or transfer being a condition to receipt by the Holder of the Fundamental Change Repurchase Price therefor.

The Fundamental Change Repurchase Notice in respect of any Definitive Notes to be repurchased shall state:

(i) the certificate numbers of the Notes to be delivered for repurchase;

(ii) the portion of the principal amount of Notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

(iii) that the Notes are to be repurchased by the Company pursuant to the applicable provisions of the Notes and this Indenture.

If the Notes are Global Notes, to exercise the Fundamental Change repurchase right, Holders must surrender their Notes in accordance with applicable Depositary procedures.

Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent the Fundamental Change Repurchase Notice contemplated by this (b) shall have the right to withdraw, in whole or in part, such Fundamental Change Repurchase Notice at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 15.03(a).

The Paying Agent shall promptly notify the Company of the receipt by it of any Fundamental Change Repurchase Notice or written notice of withdrawal thereof.

(d) Notwithstanding the foregoing, no Notes may be repurchased by the Company on any date at the option of the Holders upon a Fundamental Change if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Fundamental Change Repurchase Price with respect to such Notes). The Paying Agent shall promptly return to the respective Holders thereof any Definitive Notes held by it during the acceleration of the Notes (except in the case of an acceleration resulting from a Default by the Company in the payment of the Fundamental Change Repurchase Price with respect to such Notes), or any instructions for book-entry transfer of the Notes in compliance with the applicable procedures of the Depositary shall be deemed to have been cancelled, and, upon such return or cancellation, as the case may be, the Fundamental Change Repurchase Notice with respect thereto shall be deemed to have been withdrawn.

Section 15.03 Withdrawal of Fundamental Change Repurchase Notice. (a) A Fundamental Change Repurchase Notice may be withdrawn (in whole or in part) in respect of Definitive Notes by means of a written notice of withdrawal delivered to the Paying Agent in accordance with this Section 15.03(a) at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date, specifying:

(i) the principal amount of the Notes with respect to which such notice of withdrawal is being submitted, which must be $1,000 or an integral multiple thereof,

(ii) the certificate number of the Note in respect of which such notice of withdrawal is being submitted, and

(iii) the principal amount, if any, of such Note that remains subject to the original Fundamental Change Repurchase Notice, which portion must be in principal amounts of $1,000 or an integral multiple of $1,000;

If the Notes are Global Notes, Holders may withdraw their Notes subject to repurchase at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date in accordance with applicable procedures of the Depositary.

Section 15.04 Deposit of Fundamental Change Repurchase Price. (a) The Company shall deposit with the Trustee (or other Paying Agent appointed by the Company, or if the Company is acting as its own Paying Agent, set aside, segregate and hold in trust as provided in Section 4.04(a) and Section 7.05) on or prior to 11:00 a.m., New York City time, on the Fundamental Change Repurchase Date an amount of money sufficient to repurchase all of the Notes to be repurchased at the appropriate Fundamental Change Repurchase Price. Subject to receipt of funds and/or Notes by the Trustee (or other Paying Agent appointed by the Company), payment for Notes surrendered for repurchase (and not validly withdrawn prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date) shall be made on the later of (i) the Fundamental Change Repurchase Date (provided the Holder has satisfied the conditions in Section 15.02(a)) and (ii) the time of book-entry transfer or the delivery of such Note to the Trustee (or other Paying Agent appointed by the Company) by the Holder thereof in the manner required by Section 15.02(a) by mailing checks for the amount payable to the Holders of such Notes entitled thereto as they shall appear in the Note Register; provided, however, that payments to the Depositary shall be made by wire transfer of immediately available funds to the account of the Depositary or its nominee. The Trustee shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Fundamental Change Repurchase Price.

(b) If by 11:00 a.m. New York City time, on the Fundamental Change Repurchase Date, the Trustee (or other Paying Agent appointed by the Company) holds money sufficient to pay the Fundamental Change Repurchase Price of the Notes to be repurchased on such Fundamental Change Repurchase Date, then, with respect to the Notes that have been properly surrendered for repurchase and have not been validly withdrawn, (i) such Notes shall cease to be outstanding, (ii) interest shall cease to accrue on such Notes (whether or not book- entry transfer of the Notes has been made or whether or not the Notes have been delivered to the Trustee or Paying Agent) and (iii) all other rights of the Holders of such Notes shall terminate (other than the right to receive the Fundamental Change Repurchase Price).

(c) Upon surrender of a Note that is to be repurchased in part pursuant to Section 15.02(a), the Company shall execute and the Trustee shall authenticate and deliver to the Holder a new Note in an authorized denomination equal in principal amount to the unrepurchased portion of the Note surrendered.

Section 15.05 Covenant to Comply with Applicable Laws Upon Repurchase of Notes. In connection with any repurchase offer upon a Fundamental Change pursuant to this Article 15, the Company shall, if required:

(a) comply with the applicable provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable, and any requirements of Canadian securities laws that may then be applicable;

(b) file all materials required under the Exchange Act and Canadian securities laws or other applicable laws; and

(c) otherwise comply with all U.S. federal and state and Canadian securities laws in connection with any offer by the Company to repurchase the Notes;

in each case, so as to permit the rights and obligations under this Article 15 to be exercised in the time and in the manner specified in this Article 15. Notwithstanding the foregoing, to the extent that the provisions of any applicable securities laws or regulations enacted or adopted after the date on which the Notes are first issued conflict with the provisions of this Indenture relating to the Company’s obligations to purchase the Notes upon a Fundamental Change, the Company shall comply with such securities laws and regulations and shall not be deemed to have breached its obligations hereunder by virtue of such conflict.

ARTICLE XVI

REDEMPTION FOR CHANGES IN TAX LAW

Section 16.01 Optional Redemption for Changes in the Tax Laws of a Relevant Taxing Jurisdiction. The Company may redeem (a “Tax Redemption”) for cash all, but not part of, the Notes, at its option, at the Redemption Price, if on the next Interest Payment Date the Company would, become obligated to pay to the Holder of any Notes Additional Amounts, and the Company cannot avoid any such payment obligation by taking reasonable measures available to it, as a result of any amendment to, or change in, the laws or any regulations or rulings promulgated thereunder of a Relevant Taxing Jurisdiction that both is announced and becomes effective after the date of the Offering Memorandum (or, if the applicable Relevant Taxing

Jurisdiction became a Relevant Taxing Jurisdiction on a date after the date of the Offering Memorandum, such later date) or any amendment to, or change in, an official written interpretation regarding such laws, regulations or rulings, including by virtue of a holding, judgment or order by a court of competent jurisdiction that both is announced and becomes effective after the date of the Offering Memorandum (or, if the applicable Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction on a date after the date of the Offering Memorandum, such later date). Prior to the publication or, where relevant, mailing of a Notice of Redemption pursuant to Section 16.02 the Company shall deliver to the Trustee (x) an Opinion of Counsel (which shall be provided by legal counsel of recognized standing in the Relevant Taxing Jurisdiction specializing in taxation) attesting that there has been such change or amendment which would entitle the Company to redeem the Notes pursuant to this Section 16.01 and (y) an Officer’s Certificate attesting that the obligation to pay Additional Amounts cannot be avoided by taking reasonable measures available to the Company; and (z) an Officer’s Certificate and Opinion of Counsel in accordance with Section 18.05 that all conditions precedent to such Tax Redemption have been satisfied, which shall be conclusive and binding on the Holders of the Notes. The Trustee shall have no obligation or liability to determine whether any such change in law exists and whether the Company has taken measures necessary to avoid these obligations.

Section 16.02 Notice of Tax Redemption. (a) In case the Company exercises its Tax Redemption right to redeem all of the Notes pursuant to Section 16.01, it shall fix a Tax Redemption Date and it or, at its written request received by the Trustee not less than 5 Business Days prior to the date such Notice of Tax Redemption is to be sent (or such shorter period of time as may be acceptable to the Trustee), the Trustee, in the name of and at the expense of the Company, shall deliver or cause to be delivered a notice of such Tax Redemption (a “Notice of Tax Redemption”) not less than 50 nor more than 70 Scheduled Trading Days prior to the Tax Redemption Date to each Holder; provided, however, that, (x) the Company shall not give a Notice of Tax Redemption earlier than 90 days prior to the earliest date on or from which the Company would be obligated to pay any such Additional Amounts; and (y) at the time the Company gives a Notice of Tax Redemption, the circumstances creating the Company’s obligation to pay such Additional Amounts remain in effect; and (z) if the Company shall give such notice, it shall also give the Notice of Tax Redemption to the Trustee, the Conversion Agent (if other than the Trustee) and the Paying Agent (if other than the Trustee). The Tax Redemption Date must be a Business Day. Simultaneously with providing a Notice of Tax Redemption, the Company shall publish, or cause to be published, a notice containing the information set forth in such Notice of Tax Redemption on the Company’s website or through such other public medium as the Company may use at that time, including through a press release disseminated through a newswire service and filed on SEDAR+ and EDGAR.

(b) The Notice of Tax Redemption, if delivered in the manner herein provided, shall be conclusively presumed to have been duly given, whether or not the Holder receives such notice. In any case, failure to give such Notice of Tax Redemption or any defect in the Notice of Tax Redemption to the Holder of any Note designated for redemption as a whole or in part shall not affect the validity of the proceedings for the redemption of any other Note.

(c) Each Notice of Tax Redemption shall specify:

(i) the Tax Redemption Date;

(ii) the Redemption Price;

(iii) that on the Tax Redemption Date, the Redemption Price shall become due and payable upon each Note to be redeemed, and that interest thereon, if any, shall cease to accrue on and after the Tax Redemption Date;

(iv) the place or places where such Notes are to be surrendered for payment of the Redemption Price;

(v) that Holders may surrender their Notes for conversion at any time prior to the close of business on the Scheduled Trading Day immediately preceding the Tax Redemption Date;

(vi) the procedures a converting Holder must follow to convert its Notes and the Settlement Method and Specified Dollar Amount, if applicable;

(vii) the Conversion Rate and, if applicable, the number of Additional Shares added to the Conversion Rate in accordance with Section 14.03(a);

(viii) the CUSIP, ISIN or other similar numbers, if any, assigned to such Notes; and

(ix) that each Holder who does not wish to have the Company redeem its Notes shall have the right to elect to not have its Notes redeemed and the procedures for making such election.

A Notice of Tax Redemption shall be irrevocable.

(d) Upon receiving such Notice of Tax Redemption, to the extent permitted by the applicable procedures of the Depositary, each Holder who does not wish to have the Company redeem its Notes shall have the right to elect to (i) convert its Notes; or (ii) not have its Notes redeemed, in which case the Company shall not be obligated to pay any Additional Amounts on any payment with respect to such Notes solely as a result of such change in tax law that resulted in the obligation to pay such Additional Amounts (whether upon conversion, required repurchase in connection with a Fundamental Change, upon maturity or otherwise, and whether in cash, Shares, Reference Property or otherwise) after the Tax Redemption Date for such Tax Redemption (or, if the Company fails to pay the Redemption Price on the Tax Redemption Date, such later date on which the Company pays the Redemption Price), and all future payments with respect to such Notes shall be subject to any tax required to be withheld or deducted under the laws of the Relevant Taxing Jurisdiction as a result of such change in tax law; provided that, notwithstanding the foregoing, if a Holder electing not to have its Notes redeemed converts its Notes during the related Tax Redemption, the Company shall be obligated to pay Additional Amounts, if any, with respect to such conversion.

(e) The Holder must deliver to the Trustee a written notice of election so as to be received by the Trustee no later than the 15th calendar day prior to the Tax Redemption Date,

provided that a Holder complying with the requirements for conversion set forth in Section 14.02 before the close of business on the Business Day immediately preceding the Tax Redemption Date shall be deemed to have validly delivered a notice of election to not have its Notes redeemed and the Company shall pay Additional Amounts with respect to such Holder’s conversion of Notes. A Holder may withdraw any notice of election by delivering to the Trustee a written notice of withdrawal prior to the close of business on the Business Day prior to the Tax Redemption Date. Where no election is made, the Holder’s Notes shall be redeemed without any further action.

Section 16.03 Payment of Notes Called for Tax Redemption. (a) If any Notice of Tax Redemption has been given in respect of the Notes in accordance with Section 16.02(a), the Notes shall become due and payable on the Tax Redemption Date at the place or places stated in the Notice of Redemption and at the applicable Redemption Price. On presentation and surrender of the Notes at the place or places stated in the Notice of Tax Redemption, the Notes shall be paid and redeemed by the Company at the applicable Redemption Price.

(b) Prior to 11:00 a.m. New York City time on the Tax Redemption Date, the Company shall deposit with the Paying Agent or, if the Company or a Subsidiary of the Company is acting as the Paying Agent, shall segregate and hold in trust as provided in Section 4.04 and Section 7.05 an amount of cash (in immediately available funds if deposited on the Tax Redemption Date), sufficient to pay the Redemption Price of all of the Notes to be redeemed on such Tax Redemption Date. Subject to receipt of funds by the Paying Agent, payment for the Notes to be redeemed shall be made on the Tax Redemption Date for such Notes. The Paying Agent shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Redemption Price.

Section 16.04 Restrictions on Tax Redemption. The Company may not redeem any Notes on any date if the principal amount of the Notes has been accelerated in accordance with the terms of this Indenture, and such acceleration has not been rescinded, on or prior to the Tax Redemption Date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Redemption Price with respect to such Notes).

ARTICLE XVII

OPTIONAL REDEMPTION

Section 17.01 Optional Redemption On or After December 20, 2027. Except as set forth in Article 16, the Notes shall not be redeemable by the Company prior to December 20, 2027. On or after December 20, 2027, the Company may redeem (an “Optional Redemption”) for cash all or a portion of the Notes, at the Redemption Price, at the Company’s option, if the Last Reported Sale Price of the Shares has been at least 130% of the Conversion Price then in effect for at least 20 Trading Days (whether or not consecutive) during any 30 consecutive Trading Day period (including the last Trading Day of such period) ending on, and including, the Trading Day immediately preceding the date on which the Company provides the Notice of Optional Redemption (an “Optional Redemption Notice Date”) in accordance with Section 17.02.

Section 17.02 Notice of Optional Redemption; Selection of Notes. (a) In case the Company exercises its Optional Redemption right pursuant to Section 17.01, it shall fix a date for Optional Redemption (each, an “Optional Redemption Date”) and it or, at its written request received by the Trustee not less than 5 Business Days prior to the date such Notice of Optional Redemption is to be sent (or such shorter period of time as may be acceptable to the Trustee), the Trustee, in the name of and at the expense of the Company, shall deliver or cause to be delivered a written notice of such Optional Redemption (a “Notice of Optional Redemption”) not less than 50 nor more than 70 Scheduled Trading Days prior to the Optional Redemption Date to each Holder; provided, however, that, if the Company shall give such notice, it shall also give a Notice of Optional Redemption to the Trustee, the Conversion Agent (if other than the Trustee) and the Paying Agent (if other than the Trustee) at least five (5) Business Days (or such shorter period that is acceptable to the Trustee) prior to the date on which the Notice of Optional Redemption is delivered to Holders. The Optional Redemption Date must be a Business Day, and the Company shall not specify an Optional Redemption Date that falls on or after the 51st Scheduled Trading Day immediately preceding the Maturity Date. Simultaneously with providing a Notice of Optional Redemption, the Company shall publish, or cause to be published, a notice containing the information set forth in such Notice of Optional Redemption on the Company’s website or through such other public medium as the Company may use at that time, including through a press release disseminated through a newswire service and filed on SEDAR+ and on EDGAR.

(b) The Notice of Optional Redemption, if delivered in the manner herein provided, shall be conclusively presumed to have been duly given, whether or not the Holder receives such notice. In any case, failure to give such Notice of Optional Redemption by mail or any defect in the Notice of Optional Redemption to the Holder of any Note designated for Optional Redemption as a whole or in part shall not affect the validity of the proceedings for the Optional Redemption of any other Note.

(c) Each Notice of Optional Redemption shall specify:

(i) the Optional Redemption Date;

(ii) the Redemption Price;

(iii) that on the Optional Redemption Date, the Redemption Price shall become due and payable upon each Note to be redeemed, and that interest thereon, if any, shall cease to accrue on and after the Optional Redemption Date;

(iv) the place or places where such Notes are to be surrendered for payment of the Redemption Price;

(v) that Holders may surrender their Notes for conversion at any time prior to the close of business on the Scheduled Trading Day immediately preceding the Optional Redemption Date;

(vi) the procedures a converting Holder must follow to convert its Notes and the Settlement Method and Specified Dollar Amount, if applicable;

(vii) the Conversion Rate and, if applicable, the number of Additional Shares added to the Conversion Rate in accordance with Section 14.03;

(viii) the CUSIP, ISIN or other similar numbers, if any, assigned to such Notes;

(ix) that each Holder who does not wish to have the Company redeem its Notes shall have the right to elect to not have its Notes redeemed and the procedures for making such election; and

(x) in case any Note is to be redeemed in part only, the portion of the principal amount thereof to be redeemed and on and after the Optional Redemption Date, upon surrender of such Note, a new Note in principal amount equal to the unredeemed portion thereof shall be issued.

A Notice of Optional Redemption shall be irrevocable.

(d) If the Company decides to redeem fewer than all of the outstanding Notes, the Notes to be redeemed will be selected according to the Depositary’s applicable procedures, in the case of Notes represented by a Global Note, or, in the case of Notes in certificated form, the Trustee shall select the Notes to be redeemed by lot, on a pro rata basis or by another method in accordance with the policies and procedures of the Trustee. If any Note selected for partial Optional Redemption is submitted for conversion in part after such selection, the portion of the Note submitted for conversion shall be deemed (so far as may be possible) to be the portion selected for Optional Redemption.

Section 17.03 Payment of Notes Called for Optional Redemption. (a) If any Notice of Optional Redemption has been given in respect of the Notes in accordance with Section 17.02, the Notes shall become due and payable on the Optional Redemption Date at the place or places stated in the Notice of Optional Redemption and at the applicable Redemption Price. On presentation and surrender of the Notes at the place or places stated in the Notice of Optional Redemption, the Notes shall be paid and redeemed by the Company at the applicable Redemption Price. Prior to the open of business on the Optional Redemption Date, the Company shall deposit with the Paying Agent or, if the Company or a Subsidiary of the Company is acting as the Paying Agent, shall segregate and hold in trust as provided in Section 7.05 an amount of cash (in immediately available funds if deposited on the Optional Redemption Date), sufficient to pay the Redemption Price of all of the Notes to be redeemed on such Optional Redemption Date. Subject to receipt of funds by the Paying Agent, payment for the Notes to be redeemed shall be made on the Optional Redemption Date for such Notes. The Paying Agent shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Redemption Price.

Section 17.04 Restrictions on Optional Redemption. The Company may not redeem any Notes on any date if the principal amount of the Notes has been accelerated in accordance with the terms of this Indenture, and such acceleration has not been rescinded, on or prior to the Optional Redemption Date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Redemption Price with respect to such Notes).

Section 17.05 Evidence of Compliance of Optional Redemption to Be Furnished to Trustee. Prior to the publication or, where relevant, mailing of a Notice of Optional Redemption pursuant to Section 17.02 the Company shall deliver to the Trustee an Officer’s Certificate in accordance with Section 18.05 all conditions precedent to such mailing of Notice of Optional Redemption has been satisfied. On the Optional Redemption Date, the Company shall deliver to the Trustee an Officer’s Certificate and Opinion of Counsel that all conditions precedent to such Optional Redemption have been satisfied, which shall be conclusive and binding on the Holders of the Notes.

ARTICLE XVIII
MISCELLANEOUS PROVISIONS

Section 18.01 Provisions Binding on Company’s Successors. All the covenants, stipulations, promises and agreements of the Company contained in this Indenture shall bind its successors and assigns whether so expressed or not.

Section 18.02 Official Acts by Successor Corporation. Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or Officer of the Company shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation or other entity that shall at the time be the lawful sole successor of the Company.

Section 18.03 Addresses for Notices, Etc. Any notice or demand that by any provision of this Indenture is required or permitted to be given or served by the Trustee or by the Holders on the Company shall be deemed to have been sufficiently given or made, for all purposes if given or served by overnight courier or by being deposited postage prepaid by registered or certified mail in a post office letter box addressed (until another address is filed by the Company with the Trustee) to 654-999 Canada Place, Vancouver, British Columbia, V6C 3E1 Canada Attn: Mary Vincelli. Any notice, direction, request or demand hereunder to or upon the Trustee shall be deemed to have been sufficiently given or made, for all purposes, if given or served by being deposited postage prepaid by registered or certified mail in a post office letter box addressed to the Corporate Trust Office of the Trustee or sent electronically in PDF format.

The Trustee, by notice to the Company, may designate an additional or different address for subsequent notices or communications.

Any notice or communication delivered or to be delivered to a Holder of Definitive Notes shall be mailed to it by first class mail, postage prepaid, at its address as it appears on the Note Register and shall be sufficiently given to it if so mailed within the time prescribed. Any notice or communication delivered or to be delivered to a Holder of Global Notes shall be delivered in accordance with the applicable procedures of the Depositary and shall be sufficiently given to it if so delivered within the time prescribed. Notwithstanding any other provision of this Indenture or any Note, where this Indenture or any Note provides for notice of any event (including any Fundamental Change Company Notice) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Depositary (or its designee) pursuant to the standing instructions from the Depositary or its designee, including by electronic mail in accordance with the Depositary’s applicable procedures.

Failure to mail or deliver a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed or delivered, as the case may be, in the manner provided above, it is duly given, whether or not the addressee receives it.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice to Holders by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

Section 18.04 Governing Law; Consent to Jurisdiction and Service. THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THIS INDENTURE AND THE NOTES WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

(a) By the execution and delivery of this Indenture, the Company submits to the exclusive jurisdiction of any U.S. Federal or state court located in the Borough of Manhattan in the City of New York in any suit, action or proceeding arising out of or relating to this Indenture, the Notes, or the transactions contemplated hereby. The Company agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Indenture or the Notes shall affect any right that the Trustee or any Holder may otherwise have to bring any suit, action or proceeding relating to this Indenture, the Notes or the transactions contemplated hereby against the Company or its properties in the courts of any jurisdiction.

(b) The Company hereby irrevocably and unconditionally waives to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Indenture, the Notes, or the transactions contemplated hereby in any court referred to in Section 18.04(a). The Company hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court.

(c) By the execution and delivery of this Indenture, the Company (i) acknowledges that the Company has, by separate written instrument, irrevocably designated and appointed Registered Agent Solutions, Inc., 99 Washington Avenue Suite 700, Albany, NY 12260 (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to this Indenture, the Notes or the transactions contemplated hereby that may be instituted in any U.S. Federal or state court located in the Borough of Manhattan in the City of New York, or brought under U.S. Federal or state securities laws, and acknowledge that the Agent for Service has accepted such designation and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company (mailed or delivered to the Company’s principal office in British Columbia, Canada), shall be deemed in every respect effective service of process upon the Company in any such suit, action or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect until the final satisfaction and discharge of this Indenture.

Section 18.05 Evidence of Compliance with Conditions Precedent; Certificates and Opinions of Counsel to Trustee. Upon any application or demand by the Company to the Trustee to take any action under any of the provisions of this Indenture, the Company shall, if requested by the Trustee, furnish to the Trustee an Officer’s Certificate stating that such action is permitted by the terms of this Indenture.

Each Officer’s Certificate and Opinion of Counsel provided for, by or on behalf of the Company in this Indenture and delivered to the Trustee with respect to compliance with this Indenture (other than the Officer’s Certificates provided for in Section 4.08) shall include (a) a statement that the person signing such certificate is familiar with the requested action and this Indenture; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statement contained in such certificate is based; (c) a statement that, in the judgment of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed judgment as to whether or not such action is permitted by this Indenture; and (d) a statement as to whether or not, in the judgment of such person, such action is permitted by this Indenture and that all conditions precedent to such action have been complied with; provided that no Opinion of Counsel shall be required to be delivered in connection with (1) the original issuance of the Initial Notes on the date hereof under this Indenture, (2) any exchange by the Company in its sole discretion of the restricted CUSIP of the Restricted Securities to an unrestricted CUSIP pursuant to the applicable procedures of the Depositary and removal of the Restrictive Legend pursuant to the applicable procedures of the Depositary upon the Notes becoming freely tradeable by non-Affiliates of the Company under Rule 144, or (3) a request by the Company that the Trustee deliver a notice to Holders under this Indenture where the Trustee receives an Officer’s Certificate with respect to such notice. With respect to matters of fact, an Opinion of Counsel may rely on an Officer’s Certificate or certificates of public officials.

Notwithstanding anything to the contrary in this Section 18.05, if any provision in this Indenture specifically provides that the Trustee shall or may receive an Opinion of Counsel in connection with any action to be taken by the Trustee or the Company hereunder, the Trustee shall be entitled to, or entitled to request, such Opinion of Counsel.

Section 18.06 Legal Holidays. In any case where any Interest Payment Date, any Fundamental Change Repurchase Date, any Redemption Date or the Maturity Date is not a Business Day, then any action to be taken on such date need not be taken on such date, but may be taken on the next succeeding Business Day with the same force and effect as if taken on such date, and no interest shall accrue in respect of the delay.

Section 18.07 No Security Interest Created. Nothing in this Indenture or in the Notes, expressed or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction.

Section 18.08 Benefits of Indenture. Nothing in this Indenture or in the Notes, expressed or implied, shall give to any Person, other than the Holders, the parties hereto, any Paying Agent, any Conversion Agent, any Bid Solicitation Agent, any authenticating agent, any Note Registrar and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 18.09 Table of Contents, Headings, Etc. The table of contents and the titles and headings of the articles and sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 18.10 Authenticating Agent. The Trustee may appoint an authenticating agent that shall be authorized to act on behalf of the Trustee and subject to its direction in the authentication and delivery of Notes in connection with the original issuance thereof and transfers and exchanges of Notes hereunder, including under Section 2.04, Section 2.05(a), Section 2.06, Section 2.07, Section 10.04 and Section 15.04(a) as fully to all intents and purposes as though the authenticating agent had been expressly authorized by this Indenture and those Sections to authenticate and deliver Notes. For all purposes of this Indenture, the authentication and delivery of Notes by the authenticating agent shall be deemed to be authentication and delivery of such Notes “by the Trustee” and a certificate of authentication executed on behalf of the Trustee by an authenticating agent shall be deemed to satisfy any requirement hereunder or in the Notes for the Trustee’s certificate of authentication. Such authenticating agent shall at all times be a Person eligible to serve as trustee hereunder pursuant to Section 7.08.

Any corporation or other entity into which any authenticating agent may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, consolidation or conversion to which any authenticating agent shall be a party, or any corporation or other entity succeeding to the corporate trust business of any authenticating agent, shall be the successor of the authenticating agent hereunder, if such successor corporation or other entity is otherwise eligible under this Section 18.10, without the execution or filing of any paper or any further act on the part of the parties hereto or the authenticating agent or such successor corporation or other entity.

Any authenticating agent may at any time resign by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time terminate the agency of any authenticating agent by giving written notice of termination to such authenticating agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any authenticating agent shall cease to be eligible under this Section, the Trustee may appoint a successor authenticating agent (which may be the Trustee), shall give written notice of such appointment to the Company and shall deliver notice of such appointment to all Holders.

The Company agrees to pay to the authenticating agent from time to time reasonable compensation for its services, provided, that the Company may terminate the authenticating agent if it determines such agent’s fees to be unreasonable.

The provisions of Section 7.02, Section 7.03, Section 7.04, Section 8.03 and this Section 18.10 shall be applicable to any authenticating agent.

If an authenticating agent is appointed pursuant to this Section 18.10, the Notes may have endorsed thereon, in lieu of the Trustee’s certificate of authentication, an alternative certificate of authentication in the following form:

_________________________,

as Authenticating Agent, certifies that this is one of the Notes described in the within-named Indenture.

By:	___________________
Authorized Officer

Section 18.11 Execution in Counterparts. This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of this Indenture as to the other parties hereto shall be deemed to be their original signatures for all purposes.

Section 18.12 Severability. In the event any provision of this Indenture or in the Notes shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

Section 18.13 Waiver of Jury Trial. EACH OF THE COMPANY AND THE TRUSTEE, ON BEHALF OF ITSELF AND THE HOLDERS, HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 18.14 Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, epidemics or pandemics, and interruptions, or loss or malfunctions of utilities; it being understood that the Trustee shall use reasonable efforts that are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 18.15 Calculations. Except as otherwise provided herein, the Company shall be responsible for making all calculations called for under the Notes and this Indenture, and the

Trustee, the Paying Agent, and the Conversion Agent shall have no liability or responsibility for any such calculations or any information in connection with such calculations. These calculations include, but are not limited to, determinations of the Share Price, the Last Reported Sale Price, the Daily VWAPs, the Daily Conversion Values, the Daily Settlement Amount, accrued interest payable on the Notes, the Conversion Rate of the Notes and calculations related to currency exchange rates and the Conversion Rate. The Company shall make all these calculations in good faith and, absent manifest error, the Company’s calculations shall be final and binding on Holders. The Company shall provide a schedule of its calculations to the Trustee and the Conversion Agent, and the Trustee, the Paying Agent, the Note Registrar and the Conversion Agent are entitled to rely conclusively upon the accuracy of the Company’s calculations without independent verification. The Trustee shall forward the Company’s calculations to any Holder upon the written request of that Holder at the Company’s sole cost and expense.

Section 18.16 USA PATRIOT Act. The parties hereto acknowledge that in accordance with Section 326 of the USA PATRIOT Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, are required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The Company agrees that it shall provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the USA PATRIOT Act.

Section 18.17 Currency Conversion. Payments of principal, interest, and on account of any Cash Settlement, the cash payable on account of any Combination Settlement or cash payable in lieu of fractional shares in connection with any Physical Settlement or Combination Settlement in respect of the Notes are payable in U.S. Dollars. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due under this Indenture to the Holder from U.S. dollars to another currency, the Company agrees, and each Holder by holding such Note shall be deemed to have agreed, to the fullest extent that the Company and they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures such Holder could purchase U.S. dollars with such other currency in New York City, New York on the Business Day preceding the day on which final judgment is given. The Company’s obligations to any Holder will, notwithstanding any judgment in a currency (the “Judgment Currency”) other than U.S. dollars, be discharged only to the extent that on the Business Day following receipt by such Holder or the Trustee, as the case may be, of any amount in such Judgment Currency, such Holder may in accordance with normal banking procedures purchase U.S. dollars with the Judgment Currency.

If the amount of the U.S. dollars so purchased is less than the amount originally to be paid to such Holder or the Trustee in the Judgment Currency (as determined in the manner set forth in the preceding paragraph), as the case may be, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Holder and the Trustee, as the case may be, against any such loss. If the amount of the U.S. dollars so purchased is more than the amount originally to be paid to such Holder or the Trustee, as the case may be, such Holder or the Trustee, as the case may be, shall pay the Company such excess; provided that such Holder or the Trustee, as the case may be, shall not have any obligation to pay any such excess if the Company shall have failed to pay such Holder or the Trustee any amounts then due and payable under such Note or this Indenture, in which case such excess may be applied by such Holder or the Trustee to such Obligations.

Section 18.18 Anti-Money Laundering. Subject at all times to Article 7, the Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti- terrorist or economic sanctions legislation, regulation or guideline. Further, should the Trustee in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in noncompliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign in accordance with the requirements of Section 7.09.

Section 18.19 No Adverse Interpretation of Other Agreements. This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 18.20 Third Party. The Company hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of the Company, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case, the Company hereto agrees to complete and execute forthwith a declaration in the Trustee’s prescribed form as to the particulars of such third party.

Section 18.21 Waiver of Immunity. To the extent that the Company or any of its properties, assets or revenues may have or may hereafter become entitled to, or have attributed to the Company, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any Canadian, New York state or U.S. federal court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any such court in which proceedings may at any time be commenced, with respect to the obligations and liabilities of the Company, the Company hereby irrevocably and unconditionally waives or shall waive such right to the extent permitted by applicable law, and agrees not to plead or claim any such immunity and consents to such relief and enforcement.

Section 18.22 Electronic Signatures. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Indenture or any document to be signed in connection with this Indenture (including, without limitation, the Notes, and any Officer’s Certificate) shall be deemed to include electronic signatures, including without limitation, digital signature provided by DocuSign or Adobe (or such other digital signature provider as specified in writing to Trustee by the authorized representative), each of which shall be of the same legal effect, validity or enforceability as a manually executed signature. The Company agrees to assume all risks arising out of the use of using digital signatures and electronic methods to submit communications to Trustee, including without limitation the risk of Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first written above.

SILVERCORP METALS INC.

By:	/s/ Lon Shaver
	Name:	Lon Shaver
	Title:	President

COMPUTERSHARE TRUST COMPANY, N.A.,
as Trustee

By:	/s/ Linda Lopez
	Name:	Linda Lopez
	Title:	Vice President

[Signature Page to Indenture]

APPENDIX A

PROVISIONS RELATING TO INITIAL NOTES

Section 1.1 Definitions.

(a) Capitalized Terms.

Capitalized terms used but not defined in this Appendix A have the meanings given to them in this Indenture. The following capitalized terms have the following meanings:

“Canadian Resale Restriction Termination Date” means, with respect to the Initial Notes, March 26, 2025.

“CDS” means The Canadian Securities Depository Limited, or any successor securities clearing agency.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Rule 904” means Rule 904 promulgated under the Securities Act.

(b) Other Definitions.

Term	Defined in Section
“Non-Affiliate Legend”	2.2(a)
“Canadian Restricted Securities Legend”	2.2(a)
“Definitive Notes Legend”	2.2(a)
“Global Notes Legend”	2.2(a)
“Restricted Securities Legends”	2.2(a)
“Rule 144A Global Notes”	2.1
“Rule 144A Notes”	2.1
“U.S. Restricted Securities Legend”	2.2(a)

Section 2.1 Form and Dating; Global Notes.

The Initial Notes issued on the date hereof shall be (i) offered and sold by the Company to the Initial Purchasers and (ii) resold, initially only to QIBs in reliance on Rule 144A

Appendix A-1

(“Rule 144A Notes”). Rule 144A Notes shall be issued initially in the form of one or more permanent global Notes in fully registered form (collectively, the “Rule 144A Global Notes”), without interest coupons and bearing the Global Notes Legend and the applicable Restricted Securities Legends, which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Custodian, and registered in the name of the Depositary or a nominee of the Depositary, duly executed by the Company and authenticated by the Trustee as provided in the Indenture.

Section 2.2 Legends.

(a) Legends on the Notes.

(i) Except as permitted by this Section 2.2, each Note shall bear legends in substantially the following form (each defined term in the legend being defined as such for purposes of the legend only) (the first legend below, the “U.S. Restricted Securities Legend” and the second legend, the “Canadian Restricted Securities Legend” and collectively, “Restricted Securities Legends”):

U.S. RESTRICTED SECURITIES LEGEND

“THIS SECURITY AND THE SHARES, IF ANY, ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER: (1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND (2) AGREES FOR THE BENEFIT OF SILVERCORP METALS INC. (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR

(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

Appendix A-2

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(D) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY TO THEM OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.”

CANADIAN RESTRICTED SECURITIES LEGEND

“UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY AND THE SHARES, IF ANY, ISSUABLE UPON CONVERSION OF THIS SECURITY, BEFORE MARCH 26, 2025.”

Each Note shall bear the following additional legend (“Affiliate Legend”):

NON-AFFILIATE LEGEND

“NO AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF SILVERCORP METALS INC. OR PERSON THAT HAS BEEN AN AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF SILVERCORP METALS INC. DURING THE IMMEDIATELY PRECEDING THREE MONTHS MAY PURCHASE, OTHERWISE ACQUIRE OR HOLD THIS SECURITY OR A BENEFICIAL INTEREST HEREIN.”

Each Definitive Note shall bear the following additional legend (“Definitive Notes Legend”):

“IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE NOTE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.”

Each Global Note shall bear the following additional legend (“Global Notes Legend”):

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREUNDER IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER,

Appendix A-3

PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO DTC, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.”

(ii) Upon a sale or transfer after the expiration of the Canadian Resale Restriction Termination Date of any Initial Note, all requirements that such Initial Note bears the Canadian Restricted Securities Legend shall cease to apply and the requirements requiring any such Initial Note be issued in global form shall continue to apply.

(b) Legends on Shares.

(i) Any certificate representing Shares issued upon conversion of a Note that bears the U.S. Restricted Legend shall bear a legend in substantially the following form (unless agreed by the Company with written notice thereof to the Trustee and any transfer agent for the Shares):

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER: (1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND (2) AGREES FOR THE BENEFIT OF SILVERCORP METALS INC. (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR

(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) IN AN “OFFSHORE TRANSACTION” IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT; OR

Appendix A-4

(E) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(E) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY TO THEM OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, EXCEPT FOR TRANSFERS OVER THE TSX IN ACCORDANCE WITH CLAUSE (D) OF THE SECOND PRECEDING PARAGRAPH, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”

provided, that if the Shares are being sold in compliance with the requirements of Rule 904 of Regulation S and in compliance with applicable local laws and regulations, the legends may be removed by providing a declaration to the Company and to the share transfer agent for the Shares, in the form as the Company may prescribe from time to time; provided further, if any of the Shares, are being sold pursuant to Rule 144 under the U.S. Securities Act, if available, the legends may be removed by delivering to the Company and the transfer agent for the Company an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company, to the effect that the legends are no longer required under applicable requirements of the Securities Act.

Further, any certificate representing Shares issued upon conversion of a Note that bears the Canadian Restricted Legend shall, if the conversion occurs prior to the date referenced in the Canadian Restricted Legend, bear a legend in substantially the following form:

“UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SHARES BEFORE MARCH 26, 2025.”

Section 2.3 Transfer and Exchange of Interests in Global Notes.

(a) Transfer and Exchange of Global Notes. A transferor of a beneficial interest in a Global Note shall deliver a written order given in accordance with the Depositary’s

Appendix A-5

procedures containing information regarding the Participant account of the Depositary to be credited with a beneficial interest in such Global Note or another Global Note and such account shall be credited in accordance with such order with a beneficial interest in the applicable Global Note and the account of the Person making the transfer shall be debited by an amount equal to the beneficial interest in the Global Note being transferred.

(i) If the proposed transfer is a transfer of a beneficial interest in one Global Note to a beneficial interest in another Global Note, the Note Registrar shall reflect on its books and records the date and an increase in the principal amount of the Global Note to which such interest is being transferred in an amount equal to the principal amount of the interest to be so transferred, and the Note Registrar shall reflect on its books and records the date and a corresponding decrease in the principal amount of Global Note from which such interest is being transferred.

(ii) Notwithstanding any other provisions of this Appendix A (other than the provisions set forth in Section 2.05 of the Indenture relating to the issuance of Definitive Notes), a Global Note may not be transferred as a whole except by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

(iii) In the event that a Global Note is exchanged for Definitive Notes pursuant to Section 2.05 of the Indenture, such Notes may be exchanged only in accordance with such procedures as are substantially consistent with the provisions of this Section 2.3 (including the certification requirements set forth on the reverse of the Initial Notes intended to ensure that such transfers comply with Rule 144A, or such other applicable exemption from registration under the Securities Act, as the case may be) and/or such other procedures as may from time to time be adopted by the Company.

(b) Transfers to Global Notes without Restricted Securities Legends. Sales by an owner of a beneficial interest in the Rule 144A Global Note bearing Restricted Securities Legends may be sold to a transferee who takes delivery of such interest through a Global Note that does not bear a Restricted Securities Legend provided that (1) such sale occurs on and after the date that is the later of (x) the date that is one year after the last date of original issuance of the Initial Notes, as applicable, and (y) such later date, if any, as may be required by applicable law, and (2)(A) upon receipt by the Trustee of a certification that such transfer shall have been effected in reliance on Rule 144; or (B) under a registration statement that has been declared effective under the Securities Act or (C) otherwise upon receipt by the Trustee from an appropriate direction or consent from the Company.

(c) No obligation of the Trustee. The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms

Appendix A-6

of the Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(d) Additional Global Notes. In connection with any transfer of beneficial interests in a Global Note that bears Restricted Securities Legends for any Global Note that does not bear a Restricted Securities Legends in accordance with Section 2.2, if a Global Note that does not bear a Restricted Securities Legend is not then outstanding (or an insufficient principal amount of such Global Notes are outstanding to permit such transfer) and the Global Notes have not been previously transferred for Definitive Notes in compliance with Section 2.05 of the Indenture, the Company shall issue and the Trustee shall authenticate, upon written order of the Company in the form of an Officer’s Certificate, one or more new Global Note without the Restricted Securities Legends in the appropriate principal amounts.

(e) Canadian Resale Restrictions. Initial Notes may not be transferred in Canada prior to the applicable Canadian Resale Restriction Termination Date except pursuant to an exemption from the prospectus requirements of Canadian securities laws or otherwise in compliance with such laws.

Appendix A-7

EXHIBIT A

[FORM OF FACE OF NOTE]

[INCLUDE FOLLOWING LEGEND IF A GLOBAL NOTE]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREUNDER IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO DTC, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.]

[INCLUDE FOLLOWING LEGEND IF A DEFINITIVE NOTE]

[IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE NOTE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.]

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY AND THE SHARES, IF ANY, ISSUABLE UPON CONVERSION OF THIS SECURITY, BEFORE MARCH 26, 2025.

NO AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF SILVERCORP METALS INC. OR PERSON THAT HAS BEEN AN AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF SILVERCORP METALS INC. DURING THE IMMEDIATELY PRECEDING THREE MONTHS MAY PURCHASE, OTHERWISE ACQUIRE OR HOLD THIS SECURITY OR A BENEFICIAL INTEREST HEREIN.

Exhibit A-1

[INCLUDE FOLLOWING LEGEND IF A RESTRICTED SECURITY]1

THIS SECURITY AND THE SHARES, IF ANY, ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER: (1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND (2) AGREES FOR THE BENEFIT OF SILVERCORP METALS INC. (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO SILVERCORP METALS INC. OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR

(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) IN THE CASE OF THE SHARES ONLY, IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT; OR

(E) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(E) ABOVE, SILVERCORP METALS INC. AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY TO THEM OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY AND THE SHARES, IF ANY,

[1]	The Restrictive Legend shall be deemed removed from the face of this Note without further action by the Company, the Trustee or the Holders of this Note at such time and in the manner provided under Section 2.05 of the Indenture.

Exhibit A-2

ISSUABLE UPON CONVERSION OF THIS SECURITY, BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE ORIGINAL DISTRIBUTION DATE OF THE NOTES].”

Exhibit A-3

Silvercorp Metals Inc.

4.75% Convertible Senior Note due 2029

CUSIP No. [ ]2

No. [ ]	[Initially][3] $[ ]

Silvercorp Metals Inc., a corporation existing under the laws of British Columbia (the “Company,” which term includes any successor corporation or other entity under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to [CEDE & CO.]4 [  ],5 or registered assigns, the principal sum [as set forth in the “Schedule of Exchanges of Notes” attached hereto]6 [of $[ ]],7 which amount, taken together with the principal amounts of all other outstanding Notes, shall not, unless permitted by the Indenture, exceed $150,000,000, in accordance with the rules and applicable procedures of the Depositary, on December 15, 2029, and interest thereon as set forth below.

This Note shall bear cash interest at the rate of 4.75% per year from November 25, 2024, or from the most recent date to which interest had been paid or provided for to, but excluding, the next scheduled Interest Payment Date until December 15, 2029. Interest is payable semi-annually in arrears on each June 15 and December 15, commencing on June 15, 2025, to Holders of record at the close of business on the preceding June 1 and December 1 (whether or not such day is a Business Day), respectively.

Additional Interest shall be payable as set forth in Section 4.06(d) and Section 6.03 of the within mentioned Indenture, and any reference to interest on, or in respect of, any Note therein shall be deemed to include Additional Interest if, in such context, Additional Interest is, was or would be payable pursuant to any of such Section 4.06(d) or Section 6.03, and any express mention of the payment of Additional Interest in any provision therein shall not be construed as excluding Additional Interest in those provisions thereof where such express mention is not made.

Any Defaulted Amounts shall accrue interest per annum at the rate borne by the Notes, subject to the enforceability thereof under applicable law, from, and including, the relevant payment date to, but excluding, the date on which such Defaulted Amounts shall have been paid by the Company, at its election, in accordance with Section 2.03(c) of the Indenture.

[2]	At such time as the Company notifies the Trustee that the U.S. Restricted Securities Legend is to be removed in accordance with the Indenture, the CUSIP number for this Note shall be deemed to be [ ] in accordance with the applicable procedures of the Depositary.

[3]	Include if a global note.

[4]	Include if a global note.

[5]	Include if a definitive note.

[6]	Include if a global note.

[7]	Include if a definitive note.

Exhibit A-4

The Company shall pay the principal of and interest on this Note, if and so long as such Note is a Global Note, in immediately available funds to the Depositary or its nominee, as the case may be, as the registered Holder of such Note. As provided in and subject to the provisions of the Indenture, the Company shall pay the principal of any Notes (other than Notes that are Global Notes) at the office or agency designated by the Company for that purpose. The Company has initially designated the Trustee as its Paying Agent and Note Registrar in respect of the Notes and its agency in the City of New York, as a place where Notes may be presented for payment or for registration of transfer and exchange.

Reference is made to the further provisions of this Note set forth on the reverse hereof, including, without limitation, provisions giving the Holder of this Note the right to convert this Note into cash, Shares or a combination of cash and Shares, as applicable, on the terms and subject to the limitations set forth in the Indenture. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note, and any claim, controversy or dispute arising under or related to this Note, shall be construed in accordance with and governed by the laws of the State of New York.

In the case of any conflict between this Note and the Indenture, the provisions of the Indenture shall control and govern.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed manually by the Trustee or a duly authorized authenticating agent under the Indenture.

[Remainder of page intentionally left blank]

Exhibit A-5

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.

SILVERCORP METALS INC.

By:
Name:
Title:

Dated:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

COMPUTERSHARE TRUST COMPANY, N.A.

as Trustee, certifies that this is one of the Notes described in the within-named Indenture.

By:
Authorized Signatory

[FORM OF REVERSE OF NOTE]

SILVERCORP METALS INC.

4.75% Convertible Senior Note due 2029

This Note is one of a duly authorized issue of Notes of the Company, designated as its 4.75% Convertible Senior Notes due 2029 (the “Notes”), limited to the aggregate principal amount of $150,000,000 all issued or to be issued under and pursuant to an Indenture dated as of November 25, 2024 (the “Indenture”) between the Company and Computershare Trust Company, N.A. (the “Trustee”) to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the Holders. Capitalized terms used in this Note and not defined in this Note shall have the respective meanings set forth in the Indenture.

In case certain Events of Default shall have occurred and be continuing, the principal of, and interest on, all Notes may be declared, by either the Trustee or Holders of at least 25% in aggregate principal amount of Notes then outstanding, and upon said declaration shall become, due and payable, in the manner, with the effect and subject to the conditions and certain exceptions set forth in the Indenture.

Subject to the terms and conditions of the Indenture, the Company shall make all payments and deliveries in respect of the Fundamental Change Repurchase Price on the Fundamental Change Repurchase Date, the Redemption Price on a Redemption Date and the principal amount on the Maturity Date, as the case may be, to the Holder who surrenders a Note to a Paying Agent to collect such payments in respect of the Note. The Company shall pay cash amounts in U.S. Dollars that at the time of payment is legal tender for payment of public and private debts.

The Indenture contains provisions permitting the Company and the Trustee in certain circumstances, without the consent of the Holders, and in certain other circumstances, with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures modifying the terms of the Indenture and the Notes as described therein. It is also provided in the Indenture that, subject to certain exceptions, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may on behalf of the Holders of all of the Notes waive any past Default or Event of Default under the Indenture and its consequences.

Each Holder shall have the right to receive payment or delivery, as the case may be, of the consideration due upon conversion of this Note at the place, at the respective times, at the rate and in the lawful money, Shares or a combination thereof, as the case may be, prescribed in the Indenture.

The Notes are issuable in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. At the office or agency of the Company referred to on the face hereof, and in the manner and subject to the limitations provided in the

Indenture, Notes may be exchanged for a like aggregate principal amount of Notes of other authorized denominations, without payment of any service charge but, if required by the Company or the Trustee, with payment of a sum sufficient to cover any transfer or similar Tax that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such exchange of Notes being different from the name of the Holder of the old Notes surrendered for such exchange.

Under certain circumstances specified in the Indenture, the Notes will be subject to Redemption by the Company at the Redemption Price.

Upon the occurrence of a Fundamental Change, the Company shall be required to offer to repurchase for cash all of the outstanding Notes (in principal amounts of $1,000 or integral multiples thereof) on the Fundamental Change Repurchase Date at a price equal to the Fundamental Change Repurchase Price.

Subject to the provisions of the Indenture, the Holder hereof has the right, at its option, during certain periods and upon the occurrence of certain conditions specified in the Indenture, prior to the close of business on the Business Day immediately preceding the Maturity Date, to convert any Notes or portion thereof that is $1,000 or an integral multiple thereof, into cash, Shares or a combination of cash and Shares, as applicable, at the Conversion Rate specified in the Indenture, as adjusted from time to time as provided in the Indenture.

ABBREVIATIONS

The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM = as tenants in common

UNIF GIFT MIN ACT = Uniform Gifts to Minors Act CUST = Custodian

TEN ENT = as tenants by the entireties

JT TEN = joint tenants with right of survivorship and not as tenants in common Additional abbreviations may also be used though not in the above list.

SCHEDULE A88

SCHEDULE OF EXCHANGES OF NOTES

SILVERCORP METALS INC.

4.75% Convertible Senior Notes due 2029

The initial principal amount of this Global Note is _____ U.S. DOLLARS ($[ ]). The following increases or decreases in this Global Note have been made:

Date of exchange	Amount of decrease in principal amount of this Global Note	Amount of increase in principal amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Custodian

[8]	Include if a global note.

ATTACHMENT 1

[FORM OF NOTICE OF CONVERSION]

To:	Computershare Trust Company, N.A.
1505 Energy Park Drive
St. Paul, MN 55108

Attention: Corporate Trust Services - Administrator for Silvercorp Metals Inc.

The undersigned registered owner of this Note hereby exercises the option to convert this Note, or the portion hereof (that is $1,000 principal amount or an integral multiple thereof) below designated, into cash, Shares or a combination of cash and Shares, as applicable, in accordance with the terms of the Indenture referred to in this Note, and directs that any cash payable and any Shares issuable and deliverable upon such conversion, together with any cash for any fractional Share, and any Notes representing any unconverted principal amount hereof, be issued and delivered to the registered Holder hereof unless a different name has been indicated below. If any Shares or any portion of this Note not converted are to be issued in the name of a Person other than the undersigned, the undersigned shall pay all documentary, stamp or similar issue or transfer taxes, if any in accordance with Section 14.02(d) and Section 14.02(e) of the Indenture. Any amount required to be paid to the undersigned on account of interest accompanies this Note. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.

In the case of Definitive Notes, the certificate numbers of the Notes to be converted are as set forth below:

Dated:

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed by an

eligible Guarantor Institution (banks, stock

brokers, savings and loan associations and

credit unions) with membership in an

approved signature guarantee medallion

program pursuant to Securities and Exchange

Commission Rule 17Ad-15 if shares of

Shares are to be issued, or Notes are to be

delivered, other than to and in the name of the

registered holder.

Fill in for registration of shares if to be issued,

and Notes if to be delivered, other than to and

in the name of the registered holder:

(Name)

(Street Address)

(City, State and Zip Code) Please print name and address.

Principal amount to be converted (if less than all):

$ _____,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Social Security or Other Taxpayer Identification Number

ATTACHMENT 2

[FORM OF FUNDAMENTAL CHANGE REPURCHASE NOTICE]

To:	Computershare Trust Company, N.A.

1505 Energy Park Drive
St. Paul, MN 55108

Attention: Corporate Trust Services - Administrator for Silvercorp Metals Inc.

The undersigned registered owner of this Note hereby acknowledges receipt of a notice from Silvercorp Metals Inc. (the “Company”) as to the occurrence of a Fundamental Change with respect to the Company and specifying the Fundamental Change Repurchase Date and requests and instructs the Company to pay to the registered holder hereof in accordance with Section 15.02(a) of the Indenture referred to in this Note (1) the entire principal amount of this Note, or the portion thereof (that is $1,000 principal amount or an integral multiple thereof) below designated, and (2) if such Fundamental Change Repurchase Date does not fall during the period after a Regular Record Date and on or prior to the corresponding Interest Payment Date, accrued and unpaid interest, if any, thereon to, but excluding, such Fundamental Change Repurchase Date. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.

In the case of Definitive Notes, the certificate numbers of the Notes to be repurchased are as set forth below:

Dated:

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed by an

eligible Guarantor Institution (banks, stock

brokers, savings and loan associations and

credit unions) with membership in an

approved signature guarantee medallion

program pursuant to Securities and Exchange

Commission Rule 17Ad-15 if shares of

Shares are to be issued, or Notes are to be

delivered, other than to and in the name of the

registered holder.

Fill in for registration of Notes if to be

delivered, other than to and in the name of the

registered holder:

(Name)

(Street Address)

(City, State and Zip Code) Please print name and address.

Principal amount to be converted (if less than all):

$ _____,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Social Security or Other Taxpayer Identification Number

ATTACHMENT 3

[FORM OF ASSIGNMENT AND TRANSFER]

For value received hereby sell(s), assign(s) and transfer(s) unto (Please insert social security or Taxpayer Identification Number of assignee) the within Note, and hereby irrevocably constitutes and appoints attorney to transfer the said Note on the books of the Company, with full power of substitution in the premises.

In connection with any transfer of the within Restricted Security, the undersigned confirms that such Note is being transferred:

☐	1. To Silvercorp Metals Inc. or a subsidiary thereof; or

☐	2. Pursuant to a registration statement that has become or been declared effective under the U.S. Securities Act of 1933, as amended (the “Securities Act”); or

☐	3. Pursuant to and in compliance with Rule 144A under the Securities; or

☐	4. Pursuant to and in compliance with Rule 144 under the Securities Act, or any other available exemption from the registration requirements of the Securities Act.

The undersigned further confirms that such Note is being transferred outside Canada, or pursuant to an exemption from the prospectus requirements of Canadian securities laws if the Notes remain subject to any restriction on transfer under Canadian securities laws.

Unless one of the boxes is checked, the Trustee shall refuse to register any of the Notes evidenced by this certificate in the name of any Person other than the registered Holder thereof; provided, however, that if item (4) is checked, the Company or the Trustee may require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Company has reasonably requested to confirm that such transfer is being made in compliance with all transfer restrictions applicable to the Notes.

Dated: __________________________

Signature(s) _______________________________

Signature Guarantee ________________________________

Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stockbrokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15 if Notes are to be delivered, other than to and in the name of the registered holder.

NOTICE: The signature on the assignment must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.